12027405

2012

Annual Report

global payments

globalpaymentsinc.com

To Our Valued Shareholders:

This past fiscal year Global Payments was confronted with one of the most challenging events in our history. In March 2012, we identified and self-reported unauthorized access into a limited portion of our North American processing system. We have worked diligently to rectify the impact of this intrusion and are grateful for the unwavering support from our customers and partners. I am confident that your company will emerge stronger and more knowledgeable, as we focus our efforts on building a world-class systems infrastructure that includes new data centers and leading-edge security measures.

Despite these formidable circumstances, Global Payments delivered solid financial results and further positioned the company for profitable growth and worldwide expansion.

Business Highlights

In 2012, revenue grew to $2.2 billion, an 18 percent increase over last year, and cash diluted earnings per share grew 15 percent to $3.53.

Our North America Merchant Services segment delivered solid financial performance, once again achieving double-digit transaction growth rates in our U.S. business. This was primarily driven by the Independent Sales Organization (ISOs) and direct channels, which focus on delivering premier services to small to medium merchants. Additionally, in January 2012, we expanded our U.S. ecommerce business with the purchase of a portfolio of ecommerce merchants from CyberSource. Canada's performance lagged our expectations, albeit in a challenging and competitive environment. In South America, we continue to focus on establishing a presence as evidenced by our commitment to developing our business in Brazil.

Internationally, each of our regions achieved strong results. Europe delivered outstanding growth aided by a successful back-end migration in the United Kingdom, market share growth of our business in Spain and significant double-digit gains in Russia. We also added a portfolio of business in Russia through an acquisition. We expanded into Malta through the purchase of the country's largest acquiring business and established an ongoing referral relationship with HSBC Malta.

We continue to focus on expansion in China and have recently added three new China UnionPay areas representing over 175 million people.

Lastly, we recently signed an agreement to acquire the remaining 44 percent interest in our joint venture in Asia-Pacific. Global Payments' partnership with HSBC now evolves from a joint venture to a marketing alliance.

The Road Ahead

Your company has successfully expanded throughout Asia, Europe and North America and enjoys significant market shares in many of these regions. While we are proud of that track record, I believe the opportunity for further geographic and market share expansion is stronger today than ever. We intend to capitalize on these expansion opportunities while building the finest and most secure platform possible.

I look forward to reporting on our success of these missions and thank you for your support of Global Payments.

Sincerely,



Paul R. Garcia
Chairman of the Board and Chief Executive Officer

EXECUTIVE LEADERSHIP

Paul R. Garcia
Chairman of the Board and Chief Executive Officer

David E. Mangum
Senior Executive Vice President, Chief Financial Officer

Morgan M. "Mac" Schuessler
President - International

Jeffrey S. Sloan
President

Suellyn P. Tornay
Executive Vice President and General Counsel

BOARD OF DIRECTORS

Front Row:

General Edwin H. Burba, Jr.
Retired, United States Army

William I Jacobs
Lead Director, Global Payments Inc.

Alan M. Silberstein
President, Allston Associates LLC

Michael W. Trapp
Director, Global Payments Inc.

Gerald J. Wilkins
President, WJG Consulting, Inc.

Back Row:

Alex W. "Pete" Hart
Chairman, SVB Financial Group

Paul R. Garcia
Chairman of the Board and
Chief Executive Officer
Global Payments Inc.

Ruth Ann Marshall
Director, Global Payments Inc.

Raymond L. Killian, Jr.
Chairman Emeritus, Investment
Technology Group, Inc.



globalpayments

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IMPORTANT ANNUAL MEETING INFORMATION 000004

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on September 19, 2012.

Vote by Internet

- Go to **www.envisionreports.com/GPN**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 through 5.

1. Election of Class III Directors:

	For	Withhold
01 - Alex W. Hart*	☐	☐
02 - William I Jacobs*	☐	☐
03 - Alan M. Silberstein*	☐	☐

* Each to serve until the 2015 Annual Meeting of Shareholders, or until their respective successors are elected and qualified or until their respective earlier resignation, retirement, disqualification, removal from office or death.

	For	Against	Abstain
2. To hold an advisory vote on the compensation of our named executive officers.	☐	☐	☐
3. To approve the Second Amended and Restated Articles of Incorporation.	☐	☐	☐
4. To ratify the reappointment of Deloitte & Touche LLP as the Company's independent public accountants.	☐	☐	☐
5. To transact any other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name appears on your stock certificate and date. Where shares are held jointly, each shareholder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Directions to Global Payments Corporate Headquarters

Global Payments Inc.
10 Glenlake Parkway NE, North Tower
Atlanta, GA 30328-3473
770.829.8000

Using GA 400 North, take exit 5B (Sandy Springs) and drive west on Abernathy Road about one block. Turn right on Glenlake Parkway. 10 Glenlake Parkway is the first drive on the left. (The North Tower is the building to your right upon entering the circular drive). Using GA 400 South, exit 5 Abernathy Road and follow instructions above.



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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — GLOBAL PAYMENTS INC.

2012 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GLOBAL PAYMENTS INC. AND MAY BE REVOKED BY THE SHAREHOLDER PRIOR TO ITS EXERCISE

The undersigned shareholder of Global Payments Inc. (the "Company"), Atlanta, Georgia, hereby constitutes and appoints Paul R. Garcia or Suellyn P. Tomay or either one of them, each with full power of substitution, to vote the number of shares of Common Stock which the undersigned would be entitled to vote if personally present at the Annual Meeting of shareholders to be held at the Company's offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328, on September 19, 2012, at 11:00 a.m., Atlanta time (the "Annual Meeting"), or at any adjournments or postponements thereof, upon the proposals described in the Notice of 2012 Annual Meeting of Shareholders and Proxy Statement, both dated August 10, 2012, the receipt of which is acknowledged, in the manner specified below. The proxies, in their discretion, are further authorized to vote on any adjournments or postponements of the Annual Meeting, for the election of one or more person to the Board of Directors if any of the nominees named herein becomes unable to serve or for good cause will not serve, on matters which the Board of Directors does not know a reasonable time before making the proxy solicitations will be presented at the Annual Meeting, or any other matters which may properly come before the Annual Meeting and any adjournments or postponements thereto.

This proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made, this Proxy will be voted "FOR" election of the director nominees named in Proposal 1, "FOR" Proposal 2 relating to the advisory vote on the compensation of our named executive officers, "FOR" Proposal 3 relating to the Second Amended and Restated Articles of Incorporation, and "FOR" reappointment of Deloitte & Touche LLP as the Company's independent public accountants, and with discretionary authority on all other matters that may properly come before the Annual Meeting and any adjournments or postponements thereof.

YOU MAY VOTE BY TELEPHONE, THE INTERNET, OR U.S. MAIL.

If you are voting by telephone or the Internet, please do not mail your proxy.

globalpayments

GLOBAL PAYMENTS INC.
10 GLENLAKE PARKWAY, NORTH TOWER
ATLANTA, GEORGIA 30328

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

The 2012 annual meeting of shareholders (the "Annual Meeting") of Global Payments Inc., or the Company, will be held at our offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328-3473 on September 19, 2012, at 11:00 a.m., Atlanta time, for the following purposes:

1. To elect three Class III directors to serve until the annual meeting of shareholders in 2015, or until their successors are duly elected and qualified or until their earlier resignation, retirement, disqualification, removal from office or death;
2. To approve, on an advisory basis, the compensation of our named executive officers;
3. To approve the Second Amended and Restated Articles of Incorporation; and
4. To ratify the reappointment of Deloitte & Touche LLP as the Company's independent public accountants.

The shareholders may also transact any other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on August 1, 2012 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. You may vote your shares via the Internet or by telephone, as instructed in the Notice of Electronic Availability of Proxy Materials, or if you received your proxy materials by mail, you may also vote by mail.

YOUR VOTE IS IMPORTANT

Submitting your proxy does not affect your right to vote in person if you attend the Annual Meeting. Instead, it benefits us by reducing the expenses of additional proxy solicitation. Therefore, you are urged to submit your proxy as soon as possible, regardless of whether or not you expect to attend the Annual Meeting. You may revoke your proxy at any time before its exercise by (i) delivering written notice of revocation to our Corporate Secretary, Suellyn P. Tornay, at the above address, (ii) submitting to us a duly executed proxy card bearing a later date, (iii) voting via the Internet or by telephone at a later date, or (iv) appearing at the Annual Meeting and voting in person; provided, however, that no such revocation under clause (i) or (ii) shall be effective until written notice of revocation or a later dated proxy card is received by the Corporate Secretary at or before the Annual Meeting, and no such revocation under clause (iii) shall be effective unless received on or before 1:00 a.m., Central Time, on September 19, 2012.

When you submit your proxy, you authorize Paul R. Garcia or Suellyn P. Tornay or either one of them, each with full power of substitution, to vote your shares at the Annual Meeting in accordance with your instructions or, if no instructions are given, for the election of the Class III nominees, for the approval, on an advisory basis, of the compensation of our named executive officers, for the approval of the Second Amended and Restated Articles of Incorporation, and for the ratification of the reappointment of Deloitte & Touche LLP ("Deloitte") as the Company's independent public accountants. The proxies, in their discretion, are further authorized to vote on any adjournments or postponements of the Annual Meeting, for the election of one or more persons to the Board of Directors if any of the nominees becomes unable to serve or for good cause will not serve, on matters which the Board does not know a reasonable time before making the proxy solicitations will be presented at the Annual Meeting, or any other matters which may properly come before the Annual Meeting and any postponements or adjournments thereto.

By Order of the Board of Directors,

SUELLYN P. TORNAY,
Executive Vice President,
General Counsel and Corporate Secretary

Dated: August 10, 2012

August 10, 2012

GLOBAL PAYMENTS INC.
10 GLENLAKE PARKWAY, NORTH TOWER
ATLANTA, GEORGIA 30328

PROXY STATEMENT

A. Introduction

This Proxy Statement is being furnished to solicit proxies on behalf of the Board of Directors of Global Payments Inc. (the "Company" or "we") for use at the 2012 annual meeting of shareholders (the "Annual Meeting"), and at any adjournments or postponements thereof. The Annual Meeting will be held at our offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328-3473 on September 19, 2012, at 11:00 a.m., Atlanta time, for the following purposes:

1. To elect three Class III directors to serve until the annual meeting of shareholders in 2015, or until their successors are duly elected and qualified or until their earlier resignation, retirement, disqualification, removal from office or death;
2. To approve, on an advisory basis, the compensation of our named executive officers;
3. To approve our Second Amended and Restated Articles of Incorporation; and
4. To ratify the reappointment of Deloitte & Touche LLP as the Company's independent public accountants.

The shareholders may also transact any other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Notice of Electronic Availability of Proxy Statement and Annual Report. As permitted by the Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our annual report available to our shareholders electronically via the Internet. The notice of electronic availability contains instructions on how to access this proxy statement and our annual report and vote online. You will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your proxy over the Internet or by telephone. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained in the notice.

The Notice of Electronic Availability of Proxy Materials and this Proxy Statement are first being made available to shareholders on or about August 10, 2012.

B. Quorum and Voting

(1) Voting Shares. Pursuant to our Amended and Restated Articles of Incorporation, only the Company's common shares, no par value (the "Common Stock"), may be voted at the Annual Meeting.

(2) Record Date. Only those holders of Common Stock of record at the close of business on August 1, 2012, are entitled to receive notice and to vote at the Annual Meeting or any adjournment or postponement thereof. On that date, there were approximately 78,900,000 shares of Common Stock issued and outstanding, held by approximately 2300 shareholders of record. These holders are entitled to one vote per share.

(3) Quorum. In order for any business to be conducted, the holders of a majority of the shares entitled to vote at the Annual Meeting must be present (a "Quorum"), either in person or represented by proxy. Abstentions and votes withheld, and shares represented by proxies reflecting abstentions or votes withheld, will be treated as present for purposes of determining the existence of a Quorum at the Annual Meeting. They will not be considered as votes "for" or "against" any matter for which the respective shareholders have indicated their intention to abstain or withhold their votes, but in some instances may be considered votes "cast." Broker or nominee non-votes, which occur when shares held in "street name" by brokers or nominees who indicate that they do not have discretionary authority to vote on a particular matter, will not be

considered as votes "for" or "against" that particular matter. Broker and nominee non-votes will be treated as present for purposes of determining the existence of a Quorum and may be entitled to vote on other matters at the Annual Meeting.

(4) Voting Options. The first proposal, which is the election of three directors in Class III, will require the vote of the holders of a plurality of the shares of Common Stock represented and entitled to vote at the Annual Meeting at which a Quorum is present. Shareholders may (i) vote "for" each nominee, or (ii) "withhold" authority to vote for any nominee. If a Quorum is present, a vote to "withhold" and a broker non-vote will have no effect on the outcome of the election of directors. The three nominees receiving the most votes will be elected to serve as the Class III Directors for a three-year term.

With respect to the second proposal, the approval, on an advisory (non-binding) basis, of the compensation of our named executive officers as described in this Proxy Statement requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. Shareholders may (i) vote "for," (ii) vote "against," or (iii) "abstain" from voting on the proposal. Abstentions and broker non-votes will not affect the outcome of this proposal.

With respect to the third proposal, to approve the Second Amended and Restated Articles of Incorporation requires the affirmative vote of the holders of at least two-thirds (2/3) of all classes of stock entitled to vote. Shareholders may (i) vote "for," (ii) vote "against," or (iii) "abstain" from voting on the proposal. Abstentions and broker non-votes will be treated as a vote against this proposal.

With respect to the fourth proposal, the ratification of Deloitte as the Company's independent public accountants for the fiscal year ending May 31, 2013, requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. Shareholders may (i) vote "for," (ii) vote "against," or (iii) "abstain" from voting on the proposal. Abstentions will have no effect on the outcome of the reappointment of Deloitte as the Company's independent public accountants.

(5) How to Vote. If you received a notice of electronic availability, you cannot vote your shares by filling out and returning the notice. The notice, however, provides instructions on how to vote by Internet, by telephone, or by requesting and returning a paper proxy card.

(6) Internet and Telephone Voting. Shareholders of record can simplify their voting and reduce our costs by voting their shares via the Internet or by telephone. Shareholders may submit their proxy voting instructions via the Internet or telephone by following the instructions provided in the notice of electronic availability. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to vote their shares, and to confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or a broker, the availability of Internet and telephone voting will depend on the voting processes of the applicable bank or broker; therefore, it is recommended that you follow the voting instructions on the form you receive. If you received a printed version of the proxy materials by mail, you may vote by following the instructions provided with your proxy materials and on your proxy card.

(7) Default Voting. When a proxy is timely executed and not revoked, the shares represented by the proxy will be voted in accordance with the instructions indicated in the proxy. IF NO INSTRUCTIONS ARE INDICATED, HOWEVER, PROXIES WILL BE VOTED "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED IN PROPOSAL 1, "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS IN PROPOSAL 2, "FOR" THE APPROVAL OF THE SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION IN PROPOSAL 3, AND "FOR" PROPOSAL 4 RELATING TO THE RATIFICATION OF THE REAPPOINTMENT OF DELOITTE AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS.

The Board of Directors is not presently aware of any business to be presented for a vote at the Annual Meeting other than the proposals noted above. If any other matter properly comes before the meeting, the proxy holders will vote as recommended by the Board or, if no recommendation is made, in their own discretion.

(8) Revocation of a Proxy. A shareholder's submission of a proxy via the Internet, by telephone, or by mail does not affect the shareholder's right to attend in person. A shareholder who has given a proxy may revoke it at any time prior to its being voted at the Annual Meeting by (i) delivering written notice of revocation to our Corporate Secretary, Suellyn P. Tornay, at our address listed on the first page of this proxy statement, (ii) properly submitting to us a duly executed proxy card bearing a later date, (iii) voting via the Internet or by telephone at a later date, or (iv) appearing at the Annual Meeting and voting in person; provided, however, that no such revocation under clause (i) or (ii) shall be effective until written notice of revocation or a later dated proxy card is received by the Corporate Secretary at or before the Annual Meeting, and no such revocation under clause (iii) shall be effective unless received on or before 1:00 a.m. Central Time on September 19, 2012.

(9) Adjourned Meeting. If a Quorum is not present, the Annual Meeting may be adjourned by the holders of a majority of the shares of Common Stock represented at the Annual Meeting. The Annual Meeting may be rescheduled at the time of the adjournment with no further notice of the reconvened meeting if the date, time and place of the reconvened meeting are announced at the adjourned meeting before its adjournment; provided, however, that if a new record date is or must be fixed, notice of the reconvened meeting must be given to the shareholders of record as of the new record date. An adjournment will have no effect on the business to be conducted at the meeting.

PROPOSAL ONE:
ELECTION OF DIRECTORS; NOMINEES

Our Bylaws provide that the number of directors constituting the Board of Directors shall be not less than two or more than twelve, as determined from time to time by resolution of the shareholders or of the Board of Directors. Our Board of Directors has adopted a resolution that the Board should have nine members. The Board of Directors currently consists of nine members, who are divided into three classes, with the term of office of each class ending in successive years. Each class of directors serves staggered three-year terms.

The three directors in Class III, Alex W. Hart, William I Jacobs, and Alan M. Silberstein have been nominated for election at the Annual Meeting. The Class III Directors will be elected to hold office until the 2015 annual meeting of shareholders, or until their respective successors have been duly elected and qualified, or until their respective earlier resignation, retirement, disqualification, removal from office or death. In the event that any of the nominees is unable to serve (which is not anticipated), the persons designated as proxies will cast votes for such other person(s) as they may select.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL OF THE NOMINEES FOR DIRECTOR.

The affirmative vote of the holders of a plurality of the shares of Common Stock represented and entitled to vote at the Annual Meeting at which a Quorum is present is required for the election of each of the nominees. If a choice is specified on the proxy card by a shareholder, the shares will be voted as specified. If no specification is made, the shares will be voted "FOR" each of the three nominees.

A. Certain Information Concerning the Nominees and Directors

The following pages set forth the names of the nominees and the directors continuing in office, their ages, the month and year in which they first became directors of the Company, their positions with the Company, their principal occupations and employers for at least the past five years, any other directorships held by them in the last five years in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 (the Exchange Act") or any company registered as an investment company under the Investment Company Act of 1940, as well as additional information. The following pages include the experience that led the Board of Directors to conclude that the individual should continue to serve as a director of the Company. There is no family relationship between any of our executive officers or directors. There are no arrangements or understandings between any of our directors and any other person pursuant to which any of them was elected as a director, other than arrangements or understandings with the directors solely in their capacities as such. For information concerning membership on committees of the Board of Directors, see "*Other Information about the Board and its Committees*" below.

NOMINEES FOR DIRECTOR

Class III
Term Expiring Annual Meeting 2012

Name and Age	Month and Year First Became Director, Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Alex W. Hart (72)	Director of the Company (since February 2001) Business Consultant (since October 1997); Chief Executive Officer of Advanta Corporation (1995-1997); Executive Vice Chairman of Advanta Corporation (1994); President and Chief Executive Officer of MasterCard International (1988-1994); Director, Fair Isaac Corporation, Miter Systems, Inc., and VeriFone, Inc.; Chairman of the Board and Director, SVB Financial Group. Mr. Hart brings to our Board substantial experience in our industry, having served as the President and Chief Executive Officer of MasterCard and has served as a director of several companies. Because of such experience, we believe Mr. Hart has a deep understanding of the strategic and operational issues we face and provides useful insight to our Board as we review our strategic initiatives. Mr. Hart serves as the Chairman of our Governance, Nominating, and Risk Oversight Committee.
William I Jacobs (70)	Director of the Company (since February 2001) Business Advisor (since August 2002); Managing Director and Chief Financial Officer of The New Power Company (2000-2002) ; Senior Executive Vice President, Strategic Ventures for MasterCard International (1999-2000); Executive Vice President, Global Resources for MasterCard International (1995-1999); Executive Vice President, Chief Operating Officer, Financial Security Assurance, Inc. (1984-1994); Director, Asset Acceptance Capital Corp. Mr. Jacobs' executive management experience, leadership skills, board expertise, and legal training provide our Board with leadership and consensus building skills on matters of strategic importance. Mr. Jacobs serves a vital role as our lead director.
Alan M. Silberstein (64)	Director of the Company (since September 2003) President, Allston Associates LLP (previously Silco Associates Inc.) (since October 2004) (1); President and Chief Operating Officer, Debt Resolve, Inc. (2003-2004) (2); President and Chief Executive Officer, Western Union (2000-2001); Chairman and Chief Executive Officer, Claim Services, Travelers Property Casualty Insurance (1996-1997); Executive Vice President, Retail Banking, Midlantic Corporation (1992-1995); Director, Capital Access Network, Inc. and Green Bancorp, Inc. Mr. Silberstein's experience in the financial services industry and his experience managing several diverse companies provide an important point-of-view to our Board.

Note 1: Management services firm
Note 2: Provider of online collections services

MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE

Class I
Term Expiring Annual Meeting 2013

Name and Age	Month and Year First Became Director, Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Edwin H. Burba, Jr. (75)	Director of the Company (since February 2001) National Security Leadership and Business Consultant (since 1993); Commander in Chief, Forces Command, United States Army (1989-1993); Commanding General, Combined Field Army of the Republic of Korea and United States (1988-1989). General Burba had an extensive career in the military and retired from the army in 1993 as the Commander-in-Chief, Forces Command, Fort McPherson, Georgia. His leadership skills and experience managing people bring a unique perspective and useful insight to our Board which we have found to be invaluable. General Burba serves as the Chairman of our Compensation Committee.
Raymond L. Killian (75)	Director of the Company (since September 2003) Chairman Emeritus, Investment Technology Group, Inc. (since March 2007) (1); Chairman, Investment Technology Group, Inc. (1997-2007); President and Chief Executive Officer, Investment Technology Group, Inc. (1995-2002 and 2004-2007); Executive Vice President, Jefferies Group, Inc. (1985-1995); Vice President, Institutional Sales, Goldman Sachs & Co. (1982-1985). In addition to the specific experience described above, Mr. Killian brings to our Board his experience managing a complex, publicly traded company. With his skills and expertise obtained in managing a specialized agency brokerage and technology firm, he serves as the Chairman of our Technology Committee.
Ruth Ann Marshall (58)	Director of the Company (since September 2006) President, Americas for MasterCard International (2000-2006); Senior Executive Vice President, Concord, EFS (1995-1999); Director, Regions Financial Corporation and ConAgra, Inc. Because of Ms. Marshall's deep knowledge of our business and industry as well as her detailed and in-depth knowledge of the issues, opportunities and challenges facing us, we believe that she is an invaluable member of our Board of Directors.

Note 1: Specialized agency brokerage and technology firm

Class II
Term Expiring Annual Meeting 2014

Name and Age	Month and Year First Became Director, Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Paul R. Garcia (60)	Chairman of the Board of the Company (since October 2002); Director and Chief Executive Officer of the Company (since February 2001); Chief Executive Officer of NDC eCommerce, a division of National Data Corporation (July 1999 - January 2001); President and Chief Executive Officer of Productivity Point International (March 1997 – September 1998); Group President of First Data Card Services (1995 – 1997); Chief Executive Officer of National Bancard Corporation (NaBANCO) (1989 – 1995). Director, Dun & Bradstreet Corp. (since May 2012). Mr. Garcia's leadership skills, extensive knowledge of and experience in the payment services and financial services industries, and his understanding of our business and historical development give him unique insight into our challenges, opportunities, and business.
Gerald J. Wilkins (54)	Director of the Company (since November 2002) President, WJG Consulting, Inc. (2003-2007 and 2008 to present) (1); Chief Financial Officer, Habitat for Humanity International (2007-2008) (2); Executive Vice President and Chief Financial Officer of AFC Enterprises, Inc. (2000-2003); Chief Financial Officer of AFC Enterprises, Inc. (1995-2000); Vice President, International Business Planning, KFC International (1993-1995). Mr. Wilkins' experience as a principal financial officer of several organizations provides an important perspective to our Board regarding finance and accounting matters.
Michael W. Trapp (72)	Director of the Company (since July 2003) President, Sands Partners, Inc. (since 2000) (3); Managing Partner, Southeast area, Ernst & Young LLP (1993-2000); Director, Ann Inc. Mr. Trapp brings to the Board expertise and knowledge regarding finance and accounting matters, enabling him to provide valuable leadership to the Board's oversight of financial reporting. He serves as the Chairman of our Audit Committee and qualifies as an "audit committee financial expert" under the applicable SEC rules.

Note 1: Independent consulting firm
Note 2: Nonprofit housing ministry
Note 3: Investment business

B. Other Information about the Board and its Committees

(1) Meetings. During the fiscal year ended May 31, 2012 (the 2012 fiscal year), our Board of Directors held eight meetings. All directors attended 100% of the combined total of the Board of Directors meetings and meetings of the committees on which they served during the period for which the respective director served on the Board of Directors or the applicable committee, except for Mr. Hart who attended 92% of all such meetings and Mr. Killian who attended 90% of all such meetings.

(2) Fiscal Year 2012 Director Compensation. The following table reflects the compensation payable to the outside directors of the Company.

2012 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Nonqualified Deferred Compensation Earnings (2)($)	Total ($)
(a)	(b)	(c)	(f)	(h)
Edwin H. Burba, Jr.	$81,000	$125,000	---	$206,000
Paul R. Garcia (3)	---	---	---	---
Alex W. Hart	$79,000	$125,000	---	$204,000
William I Jacobs	$121,500	$150,000	---	$271,500
Raymond L. Killian	$74,000	$125,000	---	$199,000
Ruth Ann Marshall	$68,500	$125,000	---	$193,500
Alan M. Silberstein	$71,000	$125,000	---	$196,000
Michael W. Trapp	$88,500	$125,000	---	$213,500
Gerald J. Wilkins	$68,000	$125,000	---	$193,000

Note 1: The amounts shown in the Stock Awards column reflect aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"). The amount shown in this column was determined by multiplying the number of shares received by the value of the Common Stock on the date of the grant. Additional details regarding the stock awards are set forth in the section entitled "*Compensation Policy*" below. Such shares are entitled to receive dividends once issued but at the same rate as all of the Company's shareholders. As of May 31, 2012, the outside directors did not hold any unvested stock awards. See the section entitled "*Outstanding Options for Directors*" below regarding the number of outstanding options for each non-employee director as of May 31, 2012.

Note 2: All of the non-employee directors are eligible to participate in the *Global Payments Inc. Non-Qualified Deferred Compensation Plan* described below. In fiscal year 2012, only Ms. Marshall and Mr. Silberstein participated in such plan. None of the directors received any interest on deferred compensation at an above-market rate of interest in 2012. Additional details regarding the Non-Qualified Deferred Compensation Plan are set forth in the section entitled "*Non-Qualified Deferred Compensation Plan*" below.

Note 3: Mr. Garcia is a member of the Board of Directors and is also the Chief Executive Officer of the Company and does not receive any additional compensation for his role as a director.

(3) Compensation Policy. During fiscal year 2012, our policy regarding the compensation of our non-employee directors is summarized as follows:

Director	Basic Cash Retainer	Supplemental Cash Retainer	Annual Stock Retainer
Lead Director	$55,000	$50,000	$150,000
Chairman of Audit Committee	$55,000	$20,000	$125,000
Chairman of Compensation Committee	$55,000	$10,000	$125,000
Chairman of Other Committees	$55,000	$5,000	$125,000
All other non-employee directors	$55,000	N/A	$125,000

All Common Stock granted pursuant to the annual stock retainer described in the table above is valued at the market price as of the date of grant and is issued under our 2011 Incentive Plan. Pursuant to the foregoing policy, Mr. Jacobs received 3,736 shares of Common Stock, and each of the other non-employee directors received 3,113 shares of Common Stock. Such Common Stock was issued and cash was paid on September 28, 2011, the business day following the annual meeting of shareholders in 2011. We believe that paying part of the annual consideration in Common Stock encourages ownership of our Common Stock by our directors.

In addition, all non-employee directors received $1,500 per Board meeting attended, except for the lead director who received $2,500 per Board meeting. Non-employee directors who served on a committee received $1,500 per committee meeting, while the chairperson of such committee received $2,500 per committee meeting. Telephonic meetings and telephonic participation for both Board meetings and committee meetings are compensated at $1,000 per meeting. We do not compensate a director who is also an employee of the Company for his or her services as a director. Directors were also compensated for their out-of-pocket expenses incurred in connection with attendance at Board and committee meetings.

(4) Outstanding Options for Directors. The following table reflects the outstanding options (vested and unvested) for each non-employee director as of May 31, 2012. The "spread" value contained in the third column is calculated by multiplying the number of options outstanding by the difference between the value of the Common Stock at the closing price on May 31, 2012, which was $42.48, and the exercise price of the option.

Non-employee Directors	Options Outstanding as of May 31, 2012 (includes vested and unvested)	Value as of May 31, 2012 (includes vested and unvested)
Edwin H. Burba, Jr.	29,894	$58,569
Alex W. Hart	41,292	$301,680
William I Jacobs	50,050	$548,699
Raymond L. Killian	41,292	$301,680
Ruth Ann Marshall	25,124	$16,951
Alan M. Silberstein	41,292	$301,680
Michael W. Trapp	25,124	$16,951
Gerald J. Wilkins	25,124	$16,951

(5) Non-Qualified Deferred Compensation Plan. The non-employee directors are eligible to participate in the Company's Non-Qualified Deferred Compensation Plan, or "DC Plan." Ms. Marshall and Mr. Silberstein are the only directors who participated in the DC plan during fiscal 2012. Pursuant to the DC Plan, non-employee directors are permitted to elect to defer up to 100% of their annual cash retainer and meeting fees. Participant accounts are credited with earnings based on the participant's investment allocation among a menu of investment options selected by the DC Plan administrator. Participants are 100% vested in the participant deferrals and related earnings. The Company does not make contributions to the DC Plan and does not guarantee any return on participant account balances. Participants may allocate their plan accounts into sub-accounts that are payable upon separation from service or on designated specified dates. Except in the case of death or disability, participants may elect in advance to have their various account balances pay out in a single lump sum or in installments over a period of two to ten years. In the event a participant separates from service by reason of death or

disability, the participant or his designated beneficiary will receive the undistributed portion of his or her account balances in a lump-sum payment. Subject to approval by the DC Plan administrator, in the event of an unforeseen financial emergency beyond the participant's control, a participant may request a withdrawal from an account up to the amount necessary to satisfy the emergency (provided the participant does not have the financial resources to otherwise meet the hardship).

(6) Board Leadership Structure. The Board of Directors does not have a formal policy on whether the same person should serve as the Chairman of the Board and the Chief Executive Officer. Since 2002, however, Mr. Garcia has served in both roles. The Board believes the combined role of Chief Executive Officer and Chairman, together with a lead independent director having the duties described below, is in the best interest of the shareholders because it provides the appropriate balance between strategy development and independent oversight of management. The Board of Directors believes that having our Chief Executive Officer as Chairman of the Board facilitates the Board's decision-making process because Mr. Garcia possesses detailed and in-depth knowledge of the issues, opportunities, and challenges facing the Company and its business and is thus best positioned to develop agendas (with input from the lead independent director) that ensure that the Board's time and attention is focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareholders, employees, customers, and suppliers.

Mr. Jacobs serves as our lead independent director. The lead independent director's duties include providing input on the Board meeting agenda items, serving as the chairperson for all executive sessions of the independent directors, and communicating to the Chief Executive Officer the results of the independent executive Board sessions. Executive sessions of the independent directors are generally held immediately after each regularly scheduled meeting of the Board. The independent directors of the Board met in executive session eight times during our fiscal year ended May 31, 2012.

Any interested party may contact the lead independent director by directing such communications to Mr. Jacobs in care of the Corporate Secretary at our address (10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473). Any correspondence received by the Corporate Secretary in accordance with the foregoing sentence will be forwarded to him.

(7) Director Independence. Each year the Board of Directors undertakes a review of director independence based on the standards for director independence included in the New York Stock Exchange corporate governance rules. The Board considers whether or not there existed any relationships and transactions during the past three years between each director or any member of his or her immediate family, on the one hand, and the Company and its subsidiaries and affiliates, on the other hand. The purpose of the review is to determine whether or not any such relationships and transactions existed and, if so, whether any such relationships or transactions were inconsistent with a determination that the director is independent. In fiscal year 2012, there were no such relationships or transactions between the non-employee directors and the Company to review and, as a result, the Board of Directors has determined that all of the directors, except Mr. Garcia (who serves as the Company's Chief Executive Officer), are independent of the Company and its management.

(8) Committees. Our Board of Directors has a separately-designated Audit Committee, a Compensation Committee, a Governance, Nominating, and Risk Oversight Committee, and a Technology Committee. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board of Directors has determined that all members of the four committees satisfy the independence requirements of the SEC and the New York Stock Exchange. Each of the committee charters and our corporate governance guidelines are available on our website (www.globalpaymentsinc.com), and will be provided free of charge, upon written request of any shareholder addressed to Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations. Certain information regarding the functions of the Board's committees and their present membership is provided below.

(9) Audit Committee. As of the end of fiscal year 2012, the members of the Audit Committee were Mr. Trapp (Chairperson), Mr. Wilkins, and Mr. Silberstein. The Audit Committee operates under a written charter adopted by the Board of Directors which is available on our website (www.globalpaymentsinc.com). The Audit Committee annually reviews a report by the independent auditors describing the firm's internal quality control procedures; reviews the scope, plan and results of the annual audit of the financial statements by our independent auditors; reviews the scope, plan and results of the internal audit program; reviews the nature and extent of non-audit professional services performed by the independent auditors; and annually recommends to the Board of Directors the firm of independent public accountants to be selected as our independent auditors for the next fiscal year. During fiscal year 2012, the Audit Committee held four meetings, each of which was separate from a regular Board meeting.

(10) Audit Committee Financial Expert. The Board of Directors has determined that the chairman of the Audit Committee, Mr. Trapp, is an audit committee financial expert and is independent as independence for audit committee members is defined under the rules established by the SEC and the New York Stock Exchange.

(11) Compensation Committee. As of the end of fiscal year 2012, the members of the Compensation Committee were General Burba (Chairperson), Mr. Hart, Mr. Jacobs, Mr. Killian, and Ms. Marshall. The Committee operates under a written charter which is available on our website (www.globalpaymentsinc.com). This Committee reviews levels of compensation, benefits, and performance criteria for our executive officers and administers the Amended and Restated 2000 Long Term Incentive Plan, the 2000 Employee Stock Purchase Plan, the 2000 Director Plan, the Amended and Restated 2005 Incentive Plan, and the 2011 Incentive Plan. They also consider our compensation programs from a risk perspective. Additional information regarding risk consideration is contained in the Compensation Tables and Narratives section under the heading "*Consideration of Risk*"

The Compensation Committee charter allows the Committee to delegate certain matters within its authority to individuals, and the Committee may form and delegate authority to subcommittees as appropriate. In addition, the Committee has the authority under its charter to retain outside advisors to assist the Committee in the performance of its duties, and for fiscal year 2012 the Committee retained the services of Meridian Compensation Partners LLC, an independent compensation consulting firm. The Compensation Discussion and Analysis section of this proxy statement describes our processes and procedures for the consideration and determination of executive compensation, including the role of the executive officers in determining compensation, and describes the role of the independent consultant in more detail.

During fiscal year 2011, the Compensation Committee also hired Meridian to assist with a review of the director compensation. The Compensation Committee, with Meridian's assistance, made recommendations to the Board, which were discussed by the Board and were approved on September 27, 2011. The executives have no role in determining Board compensation. During fiscal year 2012, the Compensation Committee held two meetings, both of which were separate from regular Board meetings.

(12) Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee (a) has ever served as an officer or an employee of the Company or any of its subsidiaries and (b) has ever had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K. None of the Company's executive officers serves as a member of the board of directors or compensation committee, or similar committee, of any other company that has one or more of its executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

(13) Technology Committee. As of the end of fiscal year 2012, the members of the Technology Committee were Mr. Killian (Chairperson), Mr. Hart, and Mr. Silberstein. The committee operates under a written charter which is available on our website (www.globalpaymentsinc.com). This committee is to serve as a liaison between the Board and management with regard to matters related to information technology and information security and to review the practices and key initiatives of the Company related to information technology and information security. During fiscal year 2012, the Technology Committee held three meetings, all of which were separate from regular Board meetings.

(14) Governance, Nominating, and Risk Oversight Committee. As of the end of fiscal year 2012, the members of the Governance, Nominating, and Risk Oversight Committee (the "Governance Committee") were Mr. Hart (Chairperson), General Burba, Mr. Jacobs, and Ms. Marshall. The committee operates under a written charter which is available on our website (www.globalpaymentsinc.com). This committee is responsible for developing and recommending to the Board of Directors a set of corporate governance principles applicable to us, determining the structure of the Board and its committees, for overseeing the Company's enterprise risk management process (as described in more detail below), and for identifying, nominating, proposing, and qualifying nominees (including incumbent directors) for open seats on the Board of Directors, based primarily on the following criteria:

- Experience as a member of senior management or director of a significant business corporation, educational institution, or not-for-profit organization;
- Particular skills or experience that enhances the overall composition of the Board of Directors;
- Serves on no more than five other boards of directors of publicly-held corporations; and
- Serves on no more than three other audit committees of boards of directors of publicly-held corporations.

We do not have a formal diversity policy. However, as part of its evaluation of director candidates and in addition to other standards the committee may deem appropriate from time to time for the overall structure and composition of the Board, the Committee considers whether each candidate, if elected, assists in achieving a mix of board members that represent a diversity of background and experience. Accordingly, the Board seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry and strategic experience and expertise that, in concert, offer the Company and its shareholders diversity of opinion and insight in the areas most important to us and our corporate mission. The Committee also considers the independence of candidates for director nominees, including the appearance of any conflict in serving as a director. Candidates for director nominees who do not meet all of these criteria may still be considered for nomination to the Board if the Committee believes the candidate will make an exceptional contribution to the Company and its shareholders. In evaluating nominees, the Committee will also take into account the consideration that members of the Board of Directors should collectively possess a broad range of skills, expertise, industry knowledge and other knowledge, business experience and other experience useful to the effective oversight of our business.

The Governance Committee considers candidates for director who are recommended by other members of the Board of Directors and by management, as well as those identified by any outside consultants who are periodically retained by the Committee to assist in identifying possible candidates. The Governance Committee will evaluate potential nominees for open Board positions suggested by shareholders on the same basis as all other potential nominees. Nominations from shareholders for the 2013 annual meeting must be received by the Company on or after March 13, 2013 and on or before April 12, 2013. To recommend a potential nominee, you may send a letter to the Corporate Secretary, Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328. Such letter should include the following information:

- Name and address of the shareholder making the recommendation, as it appears on our books and records;
- Number of shares of our capital stock that are owned by such shareholder;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the Board of Directors and elected; and
- A written statement from the shareholder making the recommendation stating why such recommended candidate meets our criteria and would be able to fulfill the duties of a director.

Members of the Governance Committee must discuss and evaluate possible candidates prior to recommending them to the Board. This committee had three meetings during fiscal year 2012.

(15) Majority Voting. The Board of Directors has approved the corporate governance guideline described below regarding majority voting. In an uncontested election of directors (i.e., an election where the only nominees are those recommended by the Board), any nominee for director who receives a greater number of votes "withheld" from his or her election (excluding broker and nominee non-votes) than votes "for" his or her election will be required to promptly tender his or her resignation to the Board following certification of the shareholder vote in accordance with the Director Code of Conduct and Ethics.

The Governance Committee will promptly consider any resignation submitted by a director in accordance with the foregoing paragraph and the Governance Committee will recommend to the Board whether to accept or reject the tendered resignation, or whether other action should be taken. In considering whether to accept or reject the tendered resignation, the Governance Committee will consider all factors deemed relevant by the members of the Governance Committee including, without limitation, the stated reasons why shareholders "withheld" votes for election from such director, the length of service and qualifications of the director whose resignation has been tendered, the director's contributions to the Company, and the Company's Corporate Governance Guidelines.

The Board will act on the Governance Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. In considering the Governance Committee's recommendation, the Board will consider the factors considered by the Governance Committee and such additional information and factors the Board believes to be relevant. Following the Board's decision on the Governance Committee's recommendation, the Company will promptly publicly disclose the Board's decision whether to accept the resignation as tendered (providing an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the SEC. Any director who tenders his or her resignation pursuant to this provision will not participate in the Governance Committee's or the Board's recommendation or decision, or any deliberations related thereto.

(16) Role in Risk Oversight by the Board of Directors. Managing risk is an ongoing process inherent in all decisions made by management. The Board of Directors discusses risk throughout the year, particularly at Board and Committee meetings when specific actions are considered for approval. The Board of Directors has ultimate responsibility to oversee

risk which they accomplish through the management reporting process. The Company has created an enterprise risk management ("ERM") program and the Governance Committee has been appointed by our Board of Directors to coordinate the oversight of the ERM program by the Board. In connection with the Company's ERM, the Company has established a management risk committee, which is comprised of the senior management of the Company, who is responsible for identifying, assessing, prioritizing, and mitigating the material risks affecting the Company including monitoring the business environment for changes in and emergence of significant risks.

The Company also has an internal audit department, which has responsibility for providing an independent risk assessment and an assessment of the effectiveness of the risk mitigation activities developed by management. The Audit Committee directly provides oversight of risks related to the integrity of the consolidated financial statements, internal control over financial reporting, and the internal audit function. The Compensation Committee oversees the management of risks related to management succession planning and the Company's executive compensation program.

(17) Communications from Security Holders. Any security holder may contact any member of the Board of Directors by directing such communication to such Board member in care of the Corporate Secretary at our address (10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473). Any correspondence received by the Corporate Secretary in accordance with the foregoing sentence shall be forwarded to the applicable Board member.

(18) Attendance at Annual Meeting. All directors are expected to attend our annual meeting of shareholders. Seven members of our Board of Directors attended our fiscal year 2011 annual shareholder meeting in person and two members participated by telephone.

PROPOSAL TWO:
ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, the Board of Directors is asking shareholders to approve an advisory resolution on executive compensation. The advisory vote is a non-binding vote on the compensation of the Company's named executive officers. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. The text of the resolution is as follows:

> Resolved, that the shareholders of Global Payments Inc. approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement for the Company's 2012 annual meeting of shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section and the Summary Compensation Table and related compensation tables and narrative discussion.

The Company urges you to read the Compensation Discussion and Analysis in this proxy statement, which discusses how our compensation policies and procedures implement our compensation philosophy. You should also read the Summary Compensation Table and other related compensation tables and narrative disclosure which provide additional details about the compensation of the executive officers in fiscal year 2012 whose compensation is disclosed in this proxy statement. We have designed our compensation and benefits program and philosophy to attract, retain and motivate talented, qualified and committed executive officers who share our philosophy and desire to work toward the Company's goals. We believe that our executive compensation program aligns individual compensation with the short-term and long-term performance of the Company in ways such as the following:

- Pay opportunities are appropriate to the size of the Company when compared to peer companies
- The pay program is heavily performance-based using multiple measures which are fully disclosed in the proxy statement
- Long-term incentives are linked to shareholders through performance shares that change in value as stock price changes
- There has been no backdating or re-pricing of stock options
- Perquisites are a minor part of our compensation program
- Our insider trading policy prohibits directors and employees from engaging in any transaction in which they profit if the value of GPN's common stock falls
- Executives are subject to stock ownership guidelines
- Change-in-control agreements are double trigger, and new arrangements (those entered in to after April 1, 2010) do not contain provisions offering excise tax gross-ups
- The Committee engages an independent compensation consultant

The vote regarding the compensation of the named executive officers described in this Proposal No. 2, referred to as a "say-on-pay advisory vote," is advisory, and is, therefore, not binding on the Company or the Board of Directors. Although non-binding, the Board of Directors values the opinions that shareholders express in their votes and will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs as they deem appropriate.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL THREE:
APPROVAL OF THE SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

Section 6.1 of the Company's Amended and Restated Articles of Incorporation (the "Articles") currently provides that directors shall be elected by the affirmative vote of the holders of a plurality of the shares represented at the meeting of shareholders at which the director stands for election and entitled to elect such director. The Board of Directors has approved, and recommends the approval of, an amendment and restatement of the Articles that would eliminate this restriction, and thereby allow the Board to amend the Company's Bylaws to implement a majority voting standard for the election of directors in uncontested elections. The Company's proposed Second Amended and Restated Articles of Incorporation are attached to the Proxy Statement as Appendix A.

The Business Corporation Code of Georgia (or, the Code) provides that, unless otherwise specified in a company's Articles of Incorporation or a bylaw that fixes a greater voting requirement for the election of directors that is adopted by the board of directors of a corporation having shares listed on a national securities exchange or regularly traded in a market maintained by one or more members of a national or affiliated securities association, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election. Section 6.1 of the Articles specifies that a director shall be elected by the affirmative vote of the holders of a plurality of the shares represented at the meeting of shareholders at which the director stands for election and entitled to elect such director. As a result, the Company's directors are currently elected by a plurality vote. Under plurality voting, only "for" votes are counted and the directors receiving the most votes will be elected.

Under a majority voting standard in uncontested elections, each vote is required to be counted "for" or "against" the director's election. In order to be elected, the votes cast "for" such nominee's election must exceed the number of votes cast "against" such nominee's election. Shareholders are also entitled to abstain with respect to the election of a director, although abstentions will have no effect in determining whether the required affirmative majority vote has been obtained. In contested elections (elections in which the number of nominees exceed the number of directors to be elected), directors continue to be elected by a plurality of the votes cast.

A. Existing Corporate Governance Standard

The Board of Directors, through its Governance, Nominating and Risk Oversight Committee (Governance Committee), regularly evaluates all of the Company's corporate governance practices. The Board of Directors has previously approved the following corporate governance guideline, which incorporates a form of majority voting for uncontested elections that is sometimes referred to as a "plurality plus" standard:

> **Majority Voting**. In an uncontested election of directors (i.e., an election where the only nominees are those recommended by the Board), any nominee for director who receives a greater number of votes "withheld" from his or her election (excluding broker and nominee non-votes) than votes "for" his or her election will promptly tender his or her resignation to the Board following certification of the shareholder vote, in accordance with the Director Code of Conduct and Ethics.
>
> The Governance Committee will promptly consider any resignation submitted by a director in accordance with the foregoing paragraph and the Governance Committee will recommend to the Board whether to accept or reject the tendered resignation, or whether other action should be taken. In considering whether to accept or reject the tendered resignation, the Governance Committee will consider all factors deemed relevant by the members of the Governance Committee including, without limitation, the stated reasons why shareholders "withheld" votes for election from such director, the length of service and qualifications of the director whose resignation has been tendered, the director's contributions to the Company, and the Company's Corporate Governance Guidelines.
>
> The Board will act on the Governance Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. In considering the Governance Committee's recommendation, the Board will consider the factors considered by the Governance Committee and such additional information and factors the Board believes to be relevant. Following the Board's decision on the Governance Committee's recommendation, the Company will promptly publicly disclose the Board's decision whether to accept the resignation as tendered (providing an explanation of the process by which the

decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the Securities and Exchange Commission.

> To the extent that one or more directors' resignations are accepted by the Board, the Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.
>
> Any director who tenders his or her resignation pursuant to this provision will not participate in the Governance Committee's or the Board's recommendation or decision, or any deliberations related thereto. If a majority of the members of the Governance Committee received a greater number of votes "withheld" from their election (excluding broker and nominee non-votes) than votes "for" their election at the same election, then the independent directors who are on the Board who did not receive a greater number of votes "withheld" from their election (excluding broker and nominee non-votes) than votes "for" their election (or who were not standing for election) will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This Board committee may, but need not, consist of all of the independent directors who did not receive a greater number of votes "withheld" from their election (excluding broker and nominee non-votes) than votes "for" their election or who were not standing for election.

When it adopted this corporate governance principle, the Board recognized that the majority vote standard was an evolving concept. After careful consideration, the Board now believes it is in the best interest of the Company and its shareholders to amend the Articles to enable the Board to fully implement majority voting in uncontested director elections.

B. Proposed Amendments

The proposed Second Amended and Restated Articles of Incorporation would delete the last sentence of Section 6.1 of the Articles, which, as noted above, mandates use of a plurality voting standard in all elections of directors. After the Second Amended and Restated Articles of Incorporation are filed and become effective, the Board will then amend Section 3.02 of the Bylaws to delete a sentence that essentially replicates the language of the Articles and replace it with the following:

> Except as provided in Section 3.04, each director shall be elected by a majority of the votes cast with respect to the director by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of director nominees exceeds the number of directors to be elected ten days before the mailing of the definitive proxy statement, then each director shall be elected by a vote of the plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Section 3.02, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

Under the Code, an incumbent director who is not re-elected may remain in office until his or her successor is elected and qualified, continuing as a "holdover" director until the director's resignation, disqualification, removal from office, or death. If the Second Amended and Restated Articles of Incorporation are approved by the Company's shareholders, in addition to amending the Bylaws to implement the majority voting standard, the Board will adopt a revised director resignation policy to address the continuation in office of a "holdover" director so that an incumbent director who did not receive the requisite affirmative majority of the votes cast for his or her re-election must tender his or her resignation to the Board.

In addition to deleting the last sentence of Section 6.1, as described above, the proposed Second Amended and Restated Articles of Incorporation would delete various provisions of the Articles that are either no longer relevant or have only historical interest: the former Article Three (identification of the Company's initial registered office and agent), the former Article Four (identification of the Company's incorporator), the former Article Five (identification of the Company's initial principal office) and the former Section 2.2 and Appendix A (designation of a series of preferred stock that was used to support a shareholder protection rights plan, which the Company previously allowed to expire in accordance with its terms).

Approval of the Second Amended and Restated Articles of Incorporation will require the affirmative vote of at least two- thirds (2/3) of the votes entitled to be cast by all holders of shares of the Company's common stock. If approved by the

Company's shareholders, the Second Amended and Restated Articles of Incorporation will become effective upon the filing with the Georgia Secretary of State. The Company would make such a filing promptly after the annual meeting, following which the Board of Directors will adopt the bylaw changes described above. The new majority voting standard would then be applicable to an uncontested election of directors at the Company's 2013 annual meeting of shareholders and thereafter.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE COMPANY'S SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

PROPOSAL FOUR:
RATIFICATION OF THE REAPPOINTMENT OF AUDITORS

A. Deloitte & Touche LLP

The Audit Committee recommends, and the Board of Directors selects, independent public accountants for the Company. The Audit Committee has recommended that Deloitte & Touche LLP, or Deloitte, who served during the fiscal year ended May 31, 2012, be selected for the fiscal year ending May 31, 2013, and the Board has approved the selection. Unless a shareholder directs otherwise, proxies will be voted for the approval of the ratification of Deloitte as independent public accountants for fiscal year ending May 31, 2013. If the appointment of Deloitte is not ratified by the shareholders, the Board will consider the selection of other independent public accountants for 2013.

A representative of Deloitte will be present at the 2012 Annual Meeting. The representative will be given the opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions from shareholders.

B. Audit Fees

The aggregate fees billed by Deloitte for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our quarterly reports on Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements were $2,925,234 for fiscal year 2012, and $2,541,199 for fiscal year 2011.

C. Audit-Related Fees

Audit-related fees are the fees billed by Deloitte for professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included under "Audit Fees" disclosed above. There were no audit-related fees billed during fiscal year 2012 or fiscal year 2011.

D. Tax Fees

The aggregate fees billed by Deloitte for professional services rendered for tax compliance, tax advice, and tax planning services were $400,000 for fiscal year 2012, and $302,350 for fiscal year 2011. In fiscal year 2012, $70,000 of such fees was for tax return preparation and compliance and $330,000 was for tax consulting and advisory services. In fiscal year 2011, $67,350 of such fees was for tax return preparation and compliance and $235,000 was for tax consulting and advisory services.

E. All Other Fees

Except as described above, there were no other fees billed by Deloitte for professional services in fiscal year 2012. For fiscal year 2011, Deloitte was engaged to perform advisory services related to network security procedures, which resulted in $69,000 of other fees.

F. Audit Committee Pre-Approval Policies

The Audit Committee must approve any audit services and any permissible non-audit services provided by Deloitte prior to the commencement of the services. In making its pre-approval determination, the Audit Committee considers whether providing the non-audit services is compatible with maintaining the auditor's independence. To minimize relationships which could appear to impair the objectivity of the independent registered public accounting firm, it is generally the Audit Committee's practice to restrict the non-audit services that may be provided to us by our independent auditor to audit-related services, tax services and merger and acquisition due diligence and integration services, but other permissible non-audit services are approved on a case by case basis.

The Audit Committee has delegated to the Chair of the Audit Committee the authority to approve non-audit services by the independent registered public accounting firm within the guidelines set forth above, provided that the fees associated with the applicable engagement are not anticipated to exceed $100,000. Any decision by the Chair to pre-approve non-audit services must be presented to the full Audit Committee for ratification at its next scheduled meeting. All of the services described under the headings "*Audit Fees*," "*Audit-Related Fees*," "*Tax Fees*," and "*All Other Fees*" were approved by the Audit Committee in accordance with the foregoing policy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE REAPPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS.

CERTAIN INFORMATION CONCERNING THE EXECUTIVE OFFICERS

The following table sets forth the names of our executive officers as of May 31, 2012, their ages, their positions with the Company, and their principal occupations and employers for at least the past five years. There are no arrangements or understandings between any of our executive officers and any other person pursuant to which any of them was elected an officer, other than arrangements or understandings with our officers acting solely in their capacities as such. Our executive officers serve at the pleasure of our Board of Directors.

Name	Age	Current Position	Position with Global Payments and Other Principal Business Affiliations
Paul R. Garcia	60	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors (since October 2002); Chief Executive Officer of Global Payments (since February 2001); Chief Executive Officer of NDC eCommerce (July 1999–January 2001); President and Chief Executive Officer of Productivity Point International (March 1997–September 1998); Group President of First Data Card Services (1995–1997); Chief Executive Officer of National Bancard Corporation (NaBANCO) (1989–1995).
Jeffrey S. Sloan	45	President	President, Global Payments Inc. (since June 2010); Partner, Goldman Sachs Group, Inc. (1) (December 2004 - May 2010) heading the Financial Technology Group in New York and focused on mergers and acquisitions and corporate finance; Managing Director, Goldman Sachs Group, Inc. (December 2001 – November 2004); Vice President, Goldman Sachs Group, Inc. (September 1998 - November 2001).
David E. Mangum	46	Senior Executive Vice President and Chief Financial Officer	Senior Executive Vice President and Chief Financial Officer (since August 2011) of Global Payments; Executive Vice President and Chief Financial Officer (November 2008 – August 2011) of Global Payments; Executive Vice President of Fiserv Corp. (2), which acquired CheckFree Corporation in December 2007, (December 2007 – April 2008 as an employee and then as a consultant until August 2008) leading the integration of the CheckFree acquisition; Executive Vice President and Chief Financial Officer of CheckFree Corporation (July 2000 to December 2007); Senior Vice President, Finance and Accounting of CheckFree Corporation (3) (September 1999 – June 2000); Vice President, Finance and Administration, Managed Systems Division for Sterling Commerce, Inc. (July 1998 – September 1999).

Joseph C. Hyde	38	President - International	President - International (since November 2008) of Global Payments; Executive Vice President and Chief Financial Officer (October 2005 – November 2008) of Global Payments; Senior Vice President of Finance of Global Payments (December 2001 – October 2005); Vice President of Finance of Global Payments (February 2001-December 2001); Vice President of Finance of NDC eCommerce (June 2000–January 2001); Associate, Alvarez & Marsal (1998–2000); Analyst, The Blackstone Group (1996-1998).
Suellyn P. Tornay	51	Executive Vice President and General Counsel	Executive Vice President (since June 2004) and General Counsel for the Company (since February 2001); Interim General Counsel for National Data Corporation (1999–2001); Group General Counsel, eCommerce Division of National Data Corporation (1996–1999); Senior Attorney, eCommerce Division of National Data Corporation (1987–1995); Associate at Powell, Goldstein, Frazer, & Murphy (1985–1987).
Morgan M. Schuessler	42	Executive Vice President and Chief Administrative Officer	Executive Vice President and Chief Administrative Officer (since November 2008) of Global Payments; Executive Vice President, Human Resources and Corporate Communications of Global Payments (June 2007 - November 2008); Senior Vice President, Human Resources and Corporate Communications of Global Payments (June 2006 – June 2007); Senior Vice President, Marketing and Corporate Communications of Global Payments (October 2005 – June 2006); Vice President, Global Purchasing Solutions of American Express Company (February 2002 – February 2005).
Daniel C. O'Keefe	46	Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of the Company (since August 2008); Vice President, Accounting Policy of the Company (April 2008-August 2008); Vice President and Chief Accounting Officer of Ocwen Financial Corporation (November 2006-April 2008) (4); Vice President, Business Management of RBS Lynk (February 2005-October 2006); Assistant Controller, External Reporting of Beazer Homes USA, Inc. (November 2002-February 2005).

Note 1: Investment banking firm
Note 2: Provider of financial services technology
Note 3: Provider of electronic payment services
Note 4: Business process outsourcing provider to the financial services industry, specializing in loan servicing, mortgage fulfillment and receivables management services.

COMMON STOCK OWNERSHIP OF MANAGEMENT

The following table sets forth information as of June 20, 2012, with respect to the beneficial ownership of the Company's Common Stock by the nominees to the Board, by the directors of the Company, by each of the persons named in the Summary Compensation Table, and by the 15 persons, as a group, who were directors and/or executive officers of the Company on June 20, 2012.

Except as explained in the footnotes below, the named persons have sole voting and investment power with regard to the shares shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class (2)
Paul R. Garcia	1,183,254	(3)	1.47%
Edwin H. Burba, Jr.	33,721	(4)	*
Alex W. Hart	52,993	(5)	*
William I Jacobs	79,656	(6)	*
Raymond L. Killian, Jr.	45,829	(7)	*
Ruth Ann Marshall.	26,825	(8)	*
Alan M. Silberstein	45,829	(9)	*
Michael W. Trapp	29,899	(10)	*
Gerald J. Wilkins	26,185	(11)	*
Jeffrey S. Sloan	58,884	(12)	*
David E. Mangum	72,598	(13)	*
Joseph C. Hyde	74,346	(14)	*
Morgan M. Schuessler	54,202	(15)	*
All Directors and Executive Officers as a group	1,784,221	(16)	2.22%

*Less than one percent

Note 1: The address of each of the directors and officers listed is c/o Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328.

Note 2: The percentage calculations are based on 78,648,691 shares of Common Stock outstanding on June 20, 2012, plus shares that could be acquired through the exercise of stock options that were exercisable as of June 20, 2012 or will become exercisable within 60 days of June 20, 2012.

Note 3: This amount includes: (i) 88,666 shares of restricted stock, (ii) options to purchase 684,864 shares which are currently exercisable or will become exercisable within 60 days, (iii) 75,438 shares held by a grantor retained annuity trust of which Mr. Garcia's wife is the trustee and of which Mr. Garcia is annuitant, (iv) 17,364 held by a grantor trust for the benefit of Mr. Garcia's children and grandchildren and of which Mr. Garcia's spouse is sole trustee, and (v) 140,492 shares held by a family limited partnership of which Mr. Garcia and his spouse are each general partners.

Note 4: This amount includes options to purchase 22,879 shares which are currently exercisable or will become exercisable within 60 days. All shares are held in a trust of which General Burba and his wife are co-trustees.

Note 5: This amount includes options to purchase 34,277 shares which are currently exercisable or will become exercisable within 60 days.

Note 6: This amount includes options to purchase 43,035 shares which are currently exercisable or will become exercisable within 60 days.

Note 7: This amount includes options to purchase 34,277 shares which are currently exercisable or will become exercisable within 60 days.

Note 8: This amount includes options to purchase 18,109 shares which are currently exercisable or will become exercisable within 60 days.

Note 9: This amount includes options to purchase 34,277 shares which are currently exercisable or will become exercisable within 60 days.

Note 10: This amount includes options to purchase 18,109 shares which are currently exercisable or will become exercisable within 60 days. This amount includes 8,677 shares held in a trust of which Mr. Trapp and his wife are co-trustees.

Note 11: This amount includes options to purchase 18,109 shares which are currently exercisable or will become exercisable within 60 days.

Note 12: This amount includes 37,500 shares of restricted stock over which Mr. Sloan has sole voting power and includes options to purchase 12,500 shares which are currently exercisable or will become exercisable within 60 days.

Note 13: This amount includes 25,552 shares of restricted stock over which Mr. Mangum has sole voting power and includes options to purchase 31,968 shares which are currently exercisable or will become exercisable within 60 days.

Note 14: This amount includes 17,834 shares of restricted stock over which Mr. Hyde has sole voting power and options to purchase 48,392 shares which are currently exercisable or will become exercisable within 60 days.

Note 15: This amount includes 13,135 shares of restricted stock over which Mr. Schuessler currently has sole voting power and options to purchase 29,593 shares which are currently exercisable or will become exercisable within 60 days.

Note 16: This amount includes 1,099,899 options which are currently exercisable or will become exercisable within 60 days.

COMMON STOCK OWNERSHIP BY CERTAIN OTHER PERSONS

The following table sets forth information as of the date indicated with respect to the only persons who are known by the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class as Reflected in the Applicable 13G Filing
T. Rowe Price Associates, Inc. (1) 100 East Pratt Street Baltimore, Maryland 21202	9,362,712	11.9%
Janus Capital Management LLC (2) 151 Detroit Street Denver, Colorado 80206	4,266,115	5.4%
TimesSquare Capital Management, LLC (3) 1177 Avenue of the Americas 39th Floor New York, New York 10036	5,478,065	7.0%
Blackrock, Inc. (4) 40 East 52nd Street New York, New York 10022	4,791,762	6.1%

Note 1: This information is contained in a Schedule 13G filed by T. Rowe Price Associates, Inc. and T. Rowe Price Mid-Cap Growth Fund, Inc. with the Securities and Exchange Commission on February 14, 2012. T. Rowe Price Associates, Inc. reports sole dispositive power of all shares listed above and sole voting power for 1,841,340 shares, while T. Rowe Price Mid-Cap Growth Fund, Inc. reports sole dispositive power over none of the shares listed above and sole voting power for 5,250,000 shares.

Note 2: This information is contained in a Schedule 13G filed by Janus Capital Management LLC with the Securities and Exchange Commission on February 14, 2012. Of the aggregate number of shares shown above, Janus Capital reports sole voting and dispositive power over 1,869,388 shares, Perkins Investment Management LLC, a subsidiary of Janus Capital, reports shared voting and dispositive power over 2,099,527 shares, and INTECH Investment Management, also a subsidiary of Janus Capital, reports shared voting and dispositive power over 297,200 shares. Each of these entities reports that it is a registered investment advisor, and they do not have the right to receive any dividends on the shares, or the proceeds from any sale of the shares, and they disclaim any ownership associated with such rights.

Note 3: This information is contained in a Schedule 13G filed by TimesSquare Capital Management, LLC with the Securities and Exchange Commission on February 8, 2012. TimesSquare Capital Management, LLC reports sole dispositive power of all shares listed above and sole voting power for 4,460,545 shares.

Note 4: This information is contained in a Schedule 13G filed by Blackrock, Inc. with the Securities and Exchange Commission on January 20, 2012. Blackrock, Inc. reports sole dispositive power of all shares listed above and sole voting power for all shares listed above.

COMPENSATION AND OTHER BENEFITS: COMPENSATION DISCUSSION AND ANALYSIS

2012 Compensation Highlights

As discussed in our Management Discussion and Analysis contained in our annual report on Form 10K for fiscal year 2012, we achieved notable financial results in fiscal year 2012. Despite the North America processing system intrusion, we achieved a record $2,204 million in revenue. Of particular note:

- Our one year revenue growth was 18% and one-year cash diluted EPS growth was 15%.
- Compared to the companies against whom we benchmark our compensation opportunities, we have performed at the 75th percentile or above in many key performance measures, including 1-year, 3-year and 5-year revenue growth, 1-year, 3-year, and 5-year average gross margin, 3-year and 5-year diluted EPS growth and 5-year total shareholder return.
- Our 3 year compound annual growth rates (CAGR) for revenue and cash diluted EPS are 16% and 12% respectively.
- We enhanced our competitive position in the US, Russia, and Europe by successfully completing CyberSource, Alfa Bank, and Malta acquisitions, respectively.

We believe that our executive compensation programs are materially aligned with short and long-term Company performance and that our pay practices contributed to our success. Below is a summary of compensation elements illustrating our focus on paying for performance.

- We have historically granted performance-based restricted stock units which are earned based on achievement of multiple financial measures (*Performance Shares*). Beginning in fiscal year 2012, we replaced the portion of long-term incentives previously granted in stock options with performance-based restricted stock units to be earned based on our future 3-year total shareholder return compared to the constituent companies in the S&P 500 (*TSR Shares)*. We believe the TSR shares align the interests of executives with those of our shareholders while rewarding for management contributions on a level economic playing field relative to our peer companies. Accordingly, in fiscal year 2012, 100% of long-term incentives granted to the Named Executive Officers were performance-based. These performance goals are fully disclosed later in this Compensation Discussion and Analysis.
- In aggregate, the Named Executive Officers (as set forth in Section A below) earned 94% of target in fiscal year 2012 bonus payouts. These payouts were a result of achieving specific revenue, diluted EPS, and individual goals set in early fiscal year 2012. These performance goals are disclosed later in this Compensation Discussion and Analysis.
- The cash bonus portion of compensation for our Named Executive Officers was reduced by an amount similar to the relative stock price decline as measured against our peer group companies from the date of the announcement of the North America processing system intrusion to our fiscal year end. Additionally, as our long-term incentives are entirely performance shares, with a portion tied to relative total shareholder return, the stock price decline had a substantial impact on the current value of the executives' unvested equity.
- In aggregate, the Named Executive Officers earned 105.7% of target in connection with the performance units based on financial measures. The payouts were a result of achieving specific revenue, diluted EPS and margin goals set in early fiscal year 2012, with time-based vesting over an additional three years. The value of the restricted award made in connection with the payout changes as our stock price changes, thereby aligning executive and shareholder interests. Any payout that may be due pursuant to the performance units based on 3 year total shareholder return will not be determined until the end of the three year performance period.
- The Committee did not increase 2013 base salaries for the Named Executive Officers, other than for Mr. Schuessler in connection with a promotion to take effect on August 1, 2012. Additionally, only modest target bonus and equity increases were provided for 2013 and only for certain executives, consistent with our view toward external market alignment.

We continue to evaluate our plans every year against various sets of market data to try to effectively align our pay practices with performance. The following contains additional detail regarding our executive pay program.

A. Introduction

In the paragraphs that follow, we provide an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Following this section is a series of tables containing specific information about the compensation earned or paid in fiscal year 2012 to the following individuals, to whom we refer as our "Named Executive Officers" or "NEOs" for the purposes of this proxy statement.

Paul R. Garcia—Chairman and Chief Executive Officer

Jeffrey S. Sloan—President

David E. Mangum—Senior Executive Vice President and Chief Financial Officer

Joseph C. Hyde—President, International

Morgan M. Schuessler—Executive Vice President and Chief Administrative Officer

The discussion below is intended to help you understand the detailed information provided in the tables contained in this section and to put that information into context within our overall compensation program.

B. Objectives of Compensation Policies

We design our compensation program with a view to retaining and attracting executive leadership of a caliber and level of experience necessary to effectively manage our complex, growth-oriented, and global businesses. Our objective is to have a compensation program that will allow us to:

- Support the financial and business objectives of the organization;
- Attract, motivate, and retain highly qualified executives;
- Create an environment where performance is expected and rewarded;
- Deliver an externally competitive total compensation structure; and
- Align the interests of our executives with our shareholders.

In order to do this effectively, our program must:

- Provide our executives with total compensation opportunities at levels that are competitive for comparable positions;
- Provide variable, at-risk incentive award opportunities that are only payable if specific goals are achieved;
- Provide significant upside opportunities for better-than-expected performance; and
- Align our executives' interests with those of our shareholders by making stock-based incentives a core element of our executives' compensation.

C. Role of the Independent Compensation Consultant

The Compensation Committee retained an independent compensation consultant from Meridian Compensation Partners, LLC during fiscal year 2012. The consultant takes guidance from and reports directly to the Compensation Committee. The consultant advises the Compensation Committee on current and future trends and issues in executive compensation and on the competitiveness of the compensation structure and levels of our executives, including the Named Executive Officers. At the request of the Committee and to provide context for the Committee's compensation decisions made for fiscal year 2012, the consultant performed the following services for the Committee late in fiscal year 2011:

- Conducted a market review and analysis for the Named Executive Officers to determine whether their total targeted compensation opportunities were competitive with positions of a similar scope in similarly sized companies in similar industries;
- Conducted pay and performance relationship analyses to evaluate the correlation of prior year Company

performance and pay levels to those of the peer group companies;

- Prepared tally sheets on the Named Executive Officers to allow the Compensation Committee to review the total wealth accumulated during each executive's tenure with the Company and to assess its reasonableness, and to show the impact to the Company of a termination event by an executive or change in control;
- Assisted with the design of the new performance units earned based on 3-year relative total shareholder return; and
- Attended Committee meeting(s) to discuss these items with the Committee in early fiscal year 2012.

The same individual consultant was retained throughout the year. Meridian performed no services for the Company which were not executive or director compensation related during fiscal year 2012.

The tally sheets referred to above allowed the Committee to assess the impact of compensation decisions over time. The Committee did not deem any changes to be necessary to the compensation decisions as the result of its review of the information contained in such tally sheets.

D. Market Data

We consider the compensation levels, programs, and practices of certain other companies to assist us in setting our executive compensation so that it is market competitive. For fiscal year 2012, the peer group listed below was utilized for this purpose. These companies were chosen because each such company is in the transaction processing or data services business, is publicly traded, and, in terms of our revenue compared to that of the peer group, we would fall near the median. We compete for talent with several of these peer companies.

Acxiom Corp	Equifax	Heartland Payment Systems
Alliance Data Systems	Euronet Worldwide	Moneygram International
Broadridge Financial Solutions	Fair Isaac Corporation	Paychex
Convergys Corporation	Fidelity National Info Services	Total System Services
CSG Systems International	Global Cash Access Holdings	

The Compensation Committee annually reviews and updates the list of companies comprising the peer group to ensure it provides an appropriate marketplace focus. The Compensation Committee used the same peer group in fiscal years 2012 and 2011.

Before the Compensation Committee met in executive session to set fiscal year 2012 compensation, the independent consultant collected and analyzed comprehensive market data for its use. The consultant presented market figures representing the size-adjusted median of the market for base salary, target short term incentive opportunity and long term incentive opportunity. The consultant used peer group proxy data as the primary data source and supplemented it as necessary with general industry information from an executive compensation database maintained by Aon Hewitt. The Committee reviewed the data for each of the Named Executive Officers for the different elements of compensation and then made individual compensation decisions, taking into consideration such factors as performance, retention, internal equity, individual development, and succession planning. Given that, some actual pay opportunities for our executives are higher than the size-adjusted market median and some are lower.

E. How Decisions Are Made and the Role of Executive Officers

Our Chief Executive Officer (Paul R. Garcia), with the assistance of our human resources department, developed compensation recommendations for the executive officers who report directly to him (including the Named Executive Officers) based upon market data supplied by the independent consultant, the Company's performance relative to goals approved by the Compensation Committee, individual performance versus personal objectives, and other individual contributions to the Company's performance. The Compensation Committee decided on all aspects of Mr. Garcia's compensation and Mr. Garcia did not determine his own compensation. The Compensation Committee reviewed and approved all compensation elements for the Named Executive Officers and set the compensation of the CEO after reviewing market information provided by its consultant.

F. 2011 Shareholder Say-on-Pay Vote and Compensation Actions Taken

At last year's annual meeting of shareholders, approximately 73% of the shares voted were cast in support of the compensation of the Company's named executive officers, as discussed and disclosed in the 2011 Proxy Statement. In 2012, the Company continued to engage with its largest shareholders and receive feedback on executive compensation practices.

After considering the results of the initial advisory vote, weighing the feedback from our largest shareholders, and considering advice from its independent compensation consultant, the Compensation Committee adjusted the long-term incentive program to replace stock options with performance-based restricted stock units earned based on relative total shareholder return against a representative broad index of companies. For further information on the TSR shares, see the "*Overview of Executive Compensation Program Elements*" section below.

Also at the Annual Meeting of shareholders on September 27, 2011, our shareholders expressed a preference that advisory votes on executive compensation occur every year. In accordance with the results of this vote, the Board determined to implement an advisory vote on executive compensation every year until the next required vote on the frequency of shareholder votes on executive compensation, which is scheduled to occur at our 2017 Annual Meeting.

G. Overview of Executive Compensation Program Elements

The following elements comprise our compensation program for executives:

- base salary,
- short term incentives,
- long term incentives, and
- other benefits, including limited perquisites and a nonqualified deferred compensation plan.

To provide flexibility in using the different elements of compensation from year to year, the Compensation Committee's policy with regard to the allocation of the major elements of compensation, including base salary, short term incentives, and long term incentives is to approximate the mix of pay inherent in the size-adjusted median market data provided by its consultant. The following executive pay at target levels was set by the Compensation Committee for fiscal year 2012:

Name	Base salary	Cash Incentive	Performance Shares (Financial Performance) (#)	Performance Shares (Relative TSR) (#)
Paul Garcia	$1,000,000	$1,500,000	68,957	22,986
Jeffrey Sloan	$618,000	$525,300	19,825	6,609
David Mangum	$530,000	$450,500	19,825	6,609
Joseph Hyde	$425,000	$318,750	12,930	4,310
Morgan Schuessler	$350,000	$210,000	12,068	4,023

When the Committee established the diluted EPS goals for the annual performance and performance unit plans that are described throughout this narrative, it calculated the relationship between additional earnings and the incremental short-term incentive and performance unit payouts that would be earned as a result of the executives reaching their goals. This maintains equilibrium between shareholder reward and executive reward between the target and maximum goal levels.

(1) Base Salary. Base salary provides our executive officers with a level of compensation consistent with their skills, responsibilities, experience and performance in relation to comparable positions in the marketplace. Base salary is the one fixed component of our executives' compensation. The Compensation Committee reviews the base salaries of our executive officers annually. The Named Executive Officers, except for Mr. Garcia who did not receive an increase to his base salary for fiscal year 2012, received base salary increases for fiscal year 2012 as follows: Mr. Sloan - $618,000, which increased 3% from $600,000 in fiscal year 2011; Mr. Mangum - $530,000, which increased 17.8% from $450,000 in fiscal year 2011 in order to account for his additional responsibility for the information technology function; Mr. Hyde - $425,000, which increased 3.1% from $412,000 in fiscal year 2011; and Mr. Schuessler - $350,000 which increased 2.9% from $340,000 in fiscal year 2011.

(2) Short Term Incentives. We provide our Named Executive Officers with short term incentive opportunities to motivate and reward them for the achievement of the Company's defined business goals and objectives and to reward individual performance. Our short term incentive program is described below under the heading "*Annual Performance Plan*"

(a) Annual Performance Plan. The annual performance plan provides an opportunity for executives to earn variable at-risk cash compensation. The annual performance plan is a subplan of our 2011 Incentive Plan, and is designed to allow annual incentive awards that are fully deductible by the Company under Section 162(m) of the Internal Revenue Code (which we refer to as the Code). Under this plan, the threshold performance goal for each plan year is that we achieve positive operating income, as reflected in our consolidated statements of income and filed with our Form 10-K for such fiscal year, except that for the purpose of the annual performance plan, operating income will be rounded up or down to the nearest whole million dollar level and will exclude the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges. We refer to this performance goal as "Threshold Operating Income Performance." In any year in which Threshold Operating Income Performance is achieved, the plan establishes an individual award limit for each participant which will be that person's award unless the Compensation Committee uses its discretion to pay a lesser amount, which it is expected to do. To guide it in exercising such discretion, the Compensation Committee establishes intermediate performance metrics and their respective weightings, and intermediate award opportunity ranges, as it deems appropriate to encourage and reward particular areas of performance, as discussed below.

In early fiscal year 2012, the Compensation Committee approved the target award opportunities for each of our Named Executive Officers, expressed as a percentage of base salary. Based on the review of the market data, the Compensation Committee set the target bonus opportunities for fiscal year 2012 as follows: Mr. Garcia-$1,500,000 or 150% of his base salary, Mr. Sloan-$525,300 or 85% of his base salary, Mr. Mangum-$450,500 or 85% of his base salary, Mr. Hyde-$318,750 or 75% of his base salary, and Mr. Schuessler-$210,000 or 60% of his base salary.

Also in early fiscal year 2012, the Compensation Committee approved the three weighted performance metrics under the annual performance plan. There were two Company objectives - diluted earnings per share (EPS) and revenue, and a set of individual objectives that varied from person to person. The rationale for using each component in the plan is outlined in the following table:

Metric	Definition	Rationale for Use
Diluted EPS	GAAP diluted earnings per share, excluding the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges.	We believe earnings per share most closely aligns the performance of executives to the interests of shareholders, given that it is the primary metric we use to evaluate new business opportunities as well as the performance of existing operations.
Revenue	GAAP revenue, excluding the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges.	As a growth-oriented company, we consider revenue growth critical to the Company's success.
Individual Objectives	Objectives differ by executive.	Individual objectives promote accountability for personal performance regarding areas under the executive's responsibility.

The three parts of the annual performance plan were calculated separately. The target opportunity was allocated among the three elements based upon the table below.

Name	Diluted EPS	Revenue	Individual Objectives
Paul Garcia	50%	30%	20%
All other NEOs	40%	30%	30%

The range of possible payouts for each performance measure varied by person, by measure and in total as shown in the tables below. Each executive could earn up to 100% of the individual objectives component. For each of the corporate components, Mr. Garcia could earn up to 225%, Mr. Sloan and Mr. Mangum could earn up to approximately 215%, and Mr. Hyde and Mr. Schuessler could earn up to 200%. Once calculated, all cash incentive payments (also referred to as bonus payments in this narrative) are totaled and then rounded to the nearest dollar.

For Mr. Garcia:

Degree of Performance Attainment	Diluted EPS Weighted 50%	Revenue Weighted 30%	Individual Objectives Weighted 20%	Total Opportunity
Maximum	225%	225%	100%	200%
Target	100%	100%	100%	100%
Threshold	50%	50%	0%	40%
Below Threshold	0%	0%	0%	0%

For Mr. Sloan and Mr. Mangum:

Degree of Performance Attainment	Diluted EPS Weighted 40%	Revenue Weighted 30%	Individual Objectives Weighted 30%	Total Opportunity
Maximum	215%	215%	100%	180%
Target	100%	100%	100%	100%
Threshold	50%	50%	0%	35%
Below Threshold	0%	0%	0%	0%

For Mr. Hyde and Mr. Schuessler:

Degree of Performance Attainment	Diluted EPS Weighted 40%	Revenue Weighted 30%	Individual Objectives Weighted 30%	Total Opportunity
Maximum	200%	200%	100%	170%
Target	100%	100%	100%	100%
Threshold	50%	50%	0%	35%
Below Threshold	0%	0%	0%	0%

For example, an executive eligible for the plan described in the table immediately above with a base salary of $200,000 per year and a target bonus of 50% of his base salary would have a target bonus of $100,000. Based upon the relative weighting set forth in the table above, the target bonus would be apportioned $40,000 for diluted EPS results (40%), $30,000 for revenue results (30%), and $30,000 for individual objectives (30%). The executive's target diluted EPS cash incentive was $40,000, so he could earn from zero to 200% (or from $0 to $80,000) for this portion of the bonus. The executive's target revenue bonus was $30,000, so he could earn from zero to 200% (or from $0 to $60,000) for this portion of the bonus. Finally, the executive's target bonus for individual goals was $30,000, so he could earn from zero to 100% (or from $0 to $30,000) for performance against individual goals. The total payout opportunity in this example is from 0% to 170% (or from $0 to $170,000).

(i) Diluted EPS Payout

The following table contains the range of diluted EPS goals for fiscal year 2012 and the applicable payout percentages. The diluted EPS goal excludes the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges and includes the CyberSource, Alfa Bank, and Malta acquisitions.

Degree of Performance Attainment	Diluted EPS	Percentage of target bonus apportioned to Diluted EPS		
		Garcia	Sloan and Mangum	Hyde and Schuessler
Maximum	$3.65	225%	215%	200%
Target	$3.43	100%	100%	100%
Threshold	$3.21	50%	50%	50%
Below Threshold	Less than $3.21	0%	0%	0%

The metric at target was established at a level that reflected growth over fiscal year 2011 results. Factoring in the adjustments described above, diluted EPS for fiscal year 2012 was $3.49. Using straight line interpolation, the payout was approximately 134% for Mr. Garcia, approximately 131% for Mr. Sloan and Mr. Mangum, approximately 127% for Mr. Hyde and Mr. Schuessler of the target amount of the bonus apportioned to diluted EPS results.

(ii) Revenue Payout

The following table contains the range of revenue goals for fiscal year 2012 and the applicable payout percentages. The revenue goal excludes the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges and includes the CyberSource, Alfa Bank, and Malta acquisitions.

Degree of Performance Attainment	Revenue (millions)	Percentage of target bonus apportioned to Revenue		
		Garcia	Sloan and Mangum	Hyde and Schuessler
Maximum	$2,288	225%	215%	200%
Target	$2,169	100%	100%	100%
Threshold	$2,064	50%	50%	50%
Below Threshold	Less than $2,064	0%	0%	0%

The metric at target was established at a level that reflected growth over fiscal year 2011 results. Factoring in the adjustments described above, revenue for fiscal year 2012 was $2,153 million. Using straight line interpolation, the payout was approximately 92% for all Named Executive Officers of the target amount apportioned to revenue results.

(iii) Payout Based upon Individual Performance Objectives

The third component of the bonus payout was based upon individual performance objectives. Each of the executives could earn from zero to 100% of the payout amount allocated to individual performance. Individual performance objectives are established annually in writing. The Compensation Committee and the Lead Director set the individual performance objectives for the CEO, and the CEO approves the individual objectives for the other Named Executive Officers. For fiscal year 2012, each executive had between five and seven individual objectives. Each of the executive's objectives was given a weighting that determined the portion of the individual performance bonus opportunity that was allocated to that objective. For example, more important objectives may comprise 25% of an executive's opportunity while a less critical objective may comprise 10%. Collectively, all the executive's objectives totaled 100% of his performance bonus opportunity.

At the end of the year, the CEO reviewed the performance of each Named Executive Officer (other than himself) against his objectives, and determined to what extent each objective was achieved. The percentage achievement was used to determine the payment related to each objective. The Compensation Committee approved the final payments. The Lead Director and the Compensation Committee reviewed Mr. Garcia's performance against his objectives and determined the amount payable.

The table below highlights the material individual objectives, achievement levels and payout amount for each NEO for fiscal year 2012.

Name	Highlights of Individual Objectives	Assessed Achievement
Paul Garcia	Effectively position company externally, advance market positioning, oversee enhanced product development strategy and IT infrastructure, expand acquisition pipeline	80%
Jeffrey Sloan	Realign and reposition certain business units, make progress related to mergers and acquisitions and entering new markets	97%
David Mangum	Effectively lead the financial functions, including improvements and achievement in planning, budgeting, capital allocation, reporting and investor relations, define and communicate long-term technology strategy and execute on key product delivery initiatives	98%
Joseph Hyde	Facilitate growth in international businesses by affecting referral relationships, executing on acquisition strategy and promoting employee engagement	98%
Morgan Schuessler	Efficiently leverage global infrastructure, provide exceptional customer service, manage some of our key operational risks, enable a high-performing workplace and manage the succession processes	94%

(iv) Summary of the Annual Performance Plan

Due to the unauthorized North America system intrusion, the Committee made the decision to first determine the total payout of the Annual Performance Plan based on the financial and individual performance measures as described above, and then adjust the payout by an amount similar to the relative stock price decline as measured against our peer group companies from the date of the announcement of the system intrusion to our fiscal year end. This resulted in the total adjusted payouts for each Named Executive Officer summarized in the table below.

Name	Diluted EPS ($)	Revenue ($)	Individual Objectives ($)	Total Payout ($)	Total Adjusted Payout ($)
Paul Garcia	$1,005,682	$415,215	$240,000	$1,660,897	$1,420,067
Jeffrey Sloan	$275,612	$145,408	$152,862	$573,882	$490,669
David Mangum	$236,366	$124,703	$132,447	$493,516	$421,956
Joseph Hyde	$162,273	$88,233	$93,713	$344,219	$294,307
Morgan Schuessler	$106,909	$58,130	$59,220	$224,259	$191,741

(3) Long Term Incentive Program. Each year the Company grants long term incentive awards, which we refer to as LTIs, to executives and other key employees throughout the Company. All LTI grants were made pursuant to our Amended and Restated 2005 Incentive Plan, which was approved by our shareholders. All grants of LTIs to the Named Executive Officers are approved by the Compensation Committee. We believe the LTIs align the executives' interests with those of the shareholders by linking their compensation to stock price. The LTI grants for Named Executive Officers represent pay opportunity for performance at target for Mr. Garcia- $4,000,000 Mr. Sloan- $1,150,000, Mr. Mangum- $1,150,000, Mr. Hyde- $750,000, and Mr. Schuessler- $700,000 Figures represent contingent pay that will be realized only if financial and relative total shareholder return goals are met.

In fiscal year 2012, 100% of the LTIs granted to the executives were in the form of performance-based restricted stock units, with 75% of the LTI value allocated to performance shares (expressed at target) based on financial targets (referred to as performance shares) and 25% allocated to performance shares (expressed at target) based on total shareholder return relative to a broad index of companies (referred to as TSR shares). The Compensation Committee implemented an LTI program utilizing two different types of LTI awards in order to incent and reward executives to enhance certain operational metrics (performance shares) as well as to align executive compensation with shareholder return (TSR shares). In determining the use of these plans and the allocation, the Committee took into account competitive market practices of peer group companies, the belief that a blend of equity awards provides both an incentive and retention effect, and the belief that a use of various LTI awards mitigates compensation risks that may be associated with the use of a single LTI vehicle. The decision to more heavily weight the LTI program to performance shares (75%) over TSR shares (25%) was made by the Compensation Committee in its discretion, with the support of its independent compensation consultant.

In order to determine the number of performance shares and TSR shares to grant, we established a per share value equal to 90% of the fair market value of a share of our Common Stock on the grant date ($48.34) which resulted in a per share value of $43.51. We then divided the dollar amount of the LTI grant by the per share value ($43.51) to determine the number of performance shares and TSR shares that would be granted at the target level. Any fractional shares were rounded up to the nearest whole share. The 90% figure set forth above was derived by the independent consultant and represents the risk-adjusted present value of the grants consistent with the methodology used to develop the market data for long-term incentives.

For example, if an executive's LTI grant value was $200,000, we would have multiplied $200,000 by 75% to derive the portion of the grant to be allocated to performance shares ($150,000), reserving the remaining 25% of the grant value ($50,000) to be allocated to TSR shares. Then, we would have divided the performance-based restricted stock allocation by the estimated per-share grant value of $43.51. As a result, the executive would have received 3,448 performance shares and 1,150 TSR shares at target level.

(a) Performance-Based Restricted Stock Units (Performance Shares). Performance shares, as discussed above, were converted into a time-based restricted stock grant if the Company's performance during the fiscal year met or exceeded pre-established goals. The amount of performance shares awarded to each NEO at target is allocated equally among three criteria: diluted EPS, revenue, and operating margin results.

By design, the LTI plan is distinguished from the short-term plan to ensure that our executives are focused on the long-term objectives of our shareholders. The five principal design differences are:

- Operating margin, which is used only in the LTI plan, is a key component of long-term shareholder value creation and is a driver of stock price performance.
- Unlike the short-term incentive plan, the LTI plan does not include individual objectives, in order to focus the executives on the overall performance of the Company.
- Awards earned via the LTI plan are paid in time-based restricted shares with an additional 3-year vesting period, which supports a long-term outlook that reflects and rewards for long-term shareholder value creation.
- We require executives to hold shares in accordance with ownership guidelines, as described in the section entitled "*Target Stock Ownership Guidelines*".

Because of the above factors, the payouts for our executives under the LTI plan and the short-term incentive plan have always been different, ensuring appropriate rewards based on both long-term and short-term results.

The rationale for using each component in the plan is summarized in the following table:

Metric	Definition	Rationale for Use
Diluted EPS	GAAP diluted earnings per share, excluding the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges.	We believe EPS most closely aligns the performance of executives to the interests of shareholders given it is the primary metric we use to evaluate new business opportunities as well as the performance of existing operations.
Revenue	GAAP revenue, excluding the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges.	As a growth-oriented company, we consider revenue growth critical to the Company's success.
Operating Margin	Ratio of operating income to revenue on a cash basis, which excludes the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges.	We use this measure to assess the quality and efficiency of our operations and as discussed above, to promote a long-term outlook.

The following table summarizes the structure of the grant of performance shares:

Degree of Performance Attainment	% of Target Award Applicable to Diluted EPS Results Earned	% of Target Award Applicable to Revenue Results Earned	% of Target Award Applicable to Operating Margin Results Earned	Total
Maximum	66.66%	66.66%	66.67%	200%
Target	33.33%	33.33%	33.34%	100%
Threshold	16.67%	16.67%	16.66%	50%
Below Threshold	0%	0%	0%	0%

The following table summarizes the performance units based on financial performance metrics at target granted during fiscal year 2012.

Name	Target Performance Shares Based on Diluted EPS Results	Target Performance Shares Based on Revenue Results	Target Performance Shares Based on Margin Results	Total Performance Shares at Target Opportunity for Fiscal Year 2012
Paul Garcia	22,983	22,983	22,990	68,957
Jeffrey Sloan	6,608	6,608	6,610	19,825
David Mangum	6,608	6,608	6,610	19,825
Joseph Hyde	4,310	4,310	4,311	12,930
Morgan Schuessler	4,022	4,022	4,023	12,068

Depending on the diluted EPS, revenue and operating margin results, the executives could earn from 0% to 200% of the applicable target amount.

(i) Portion Attributable to Diluted EPS Results

The following table contains the diluted EPS goals and the applicable reward amounts for fiscal year 2012. The diluted EPS goals exclude the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges and include the CyberSource, Alfa Bank, and Malta acquisitions.

Degree of Performance Attainment	Diluted EPS	% of Target Award Allocable to Diluted EPS results	% of Total Target Award Applicable to Diluted EPS Results Earned
Maximum	$3.65	200%	66.66%
Target	$3.43	100%	33.33%
Threshold	$3.21	50%	16.67%
Below Threshold	Less than $3.21	0%	0%

The metric at target was established at a level that reflected growth over fiscal year 2011 results. Factoring in the adjustments described above, diluted EPS for fiscal 2012 was $3.49. Using straight line interpolation, the payout was approximately 127%.

(ii) Portion Attributable to Revenue Results

The following table contains the revenue goals and the applicable award amounts for fiscal year 2012. The revenue goals exclude the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges and include the CyberSource, Alfa Bank, and Malta acquisitions.

Degree of Performance Attainment	Revenue (Millions)	% of Target Award allocable to Revenue Results	% of Total Target Award Applicable to Revenue Results Earned
Maximum	$2,288	200%	66.66%
Target	$2,169	100%	33.33%
Threshold	$2,064	50%	16.67%
Below Threshold	Less than $2,064	0%	0%

The metric at target was established at a level that reflected growth over fiscal year 2011 results. Factoring in the adjustments described above, revenue for fiscal year 2012 was $2,153 million. Using straight line interpolation, the payout was approximately 92%.

(iii) Portion Attributable to Operating Margin Results

The following table contains the operating margin goals and the applicable award amounts for fiscal year 2012. The operating margin goals exclude the impact of restructuring, acquisition-related intangible amortization expense, foreign exchange, and other non-recurring charges and include the CyberSource, Alfa Bank, and Malta acquisitions.

Degree of Performance Attainment	Operating Margin	% of Target Award allocable to Operating Margin Results	% of Total Target Award Applicable to Operating Margin Results Earned
Maximum	23.1%	200%	66.67%
Target	21.1%	100%	33.34%
Threshold	19.1%	50%	16.66%
Below Threshold	Less than 19.1%	0%	0%

Factoring in the adjustments described above, operating margin for fiscal 2012 was 21.0%. Using straight line interpolation, the payout was approximately 98%.

(iv) Conversion of Performance Shares into Restricted Stock

Once the results were certified, the Committee determined the number of performance shares earned by each executive, and such shares were converted on a 1-for-1 basis into shares of restricted stock on July 26, 2012. Such shares of restricted stock vest in accordance with the following schedule: 25% vested on July 26, 2012 and the remaining 75% of the shares in three equal installments over the next three years. The following table summarizes the conversion of the performance shares to restricted stock for each executive, which equates to approximately 105.7% of the grant at target for each:

Name	Actual Performance Shares Based on Diluted EPS Results	Actual Performance Shares Based on Revenue Results	Actual Performance Shares Based on Margin Results	Total Actual Performance Shares for Fiscal Year 2012
Paul Garcia	29,252	21,207	22,416	72,874
Jeffrey Sloan	8,410	6,097	6,444	20,951
David Mangum	8,410	6,097	6,444	20,951
Joseph Hyde	5,485	3,976	4,203	13,664
Morgan Schuessler	5,119	3,711	3,923	12,753

(b) Performance-Based Restricted Stock Units (TSR Shares). Beginning in fiscal year 2012, we replaced the portion of LTI previously granted in stock options with performance-based restricted stock units, to be earned based on our future 3-year total shareholder return compared to the constituent companies in the S&P 500 as of June 1, 2011, with 3-year cliff vesting. We refer to these restricted stock units as TSR Shares. The design of the new grants is intended to continue to align the interests of executives with those of our shareholders, while rewarding for management contributions on a level economic playing field relative to our peer companies and enhancing retention capability.

The following table summarizes the structure of the grant of TSR shares:

Percentile in 3-Year TSR vs. Comparator Group	Resulting shares Earned (% of Target)
90th or above	200%
70th	150%
50th	100%
30th	50%
< 30th	0%

Final payout as a percent of target will be determined based on the average of the hypothetical payouts from our cumulative TSR positioning through each of the last four quarters of the performance cycle. For example, for the fiscal year 2012 grants, final payout will be determined based on the average of the payouts related to our relative TSR positioning as of August 31, 2013, November 30, 2013, February 28, 2014 and May 31, 2014.

The following table summarizes the target TSR shares granted during fiscal year 2012.

Name	Target TSR Shares
Paul Garcia	22,986
Jeffrey Sloan	6,609
David Mangum	6,609
Joseph Hyde	4,310
Morgan Schuessler	4,023

(4) Other Benefits. The Named Executive Officers are eligible to participate in other health and welfare programs that are available to substantially all full-time salaried employees, including the Company's 401(k) plan.

Perquisites offered to the Named Executive Officers on an annual basis are financial planning and certain business club dues. These items create taxable income to the executive, which we do not gross up. In addition, we may ask Named Executive Officers and their spouses to participate in President's Club/Chairman's Club trips offered as rewards to certain other employees for excellent sales or other performance. Tax rules require that we treat the expenses of spouses as taxable income to the executives. Because spousal participation is at the request of the Company and can be disruptive to other plans they may have, we gross-up that taxable income.

The Named Executive Officers are also eligible to participate in the Company's Non-Qualified Deferred Compensation Plan, pursuant to which they may elect to defer up to 100% of base salary and other forms of compensation. The Company does not make contributions to the DC Plan. In fiscal year 2012, Mr. Sloan was the only named executive officer who participated in the plan. The section entitled "*Nonqualified Deferred Compensation*" includes more detail regarding the plan.

(5) 2013 Compensation Decisions. The Committee did not increase 2013 base salaries for the Named Executive Officers other than Mr. Schuessler who has been promoted as of August 1, 2012. Additionally, only modest target bonus and equity increases were provided for 2013 for certain executives, consistent with our view toward external market alignment.

H. Employment Agreements

We offer employment agreements to a limited number of key employees, including all of the Named Executive Officers. These employment agreements provide benefits to the Company and, we believe, are necessary in order to retain and attract highly-qualified executives. Each of the Named Executive Officers who is a party to an employment agreement has agreed not to disclose confidential information or compete with us, and not to solicit our customers or recruit our employees, for a period of twenty four months following the termination of his or her employment. In exchange, we offer limited income and benefit protections to the executive. The section entitled "*Potential Payments Upon Termination or Change in Control*" includes more detail regarding the benefits.

Employment contracts signed prior to April 1, 2010 provide a gross-up for excise taxes that may be due with respect to any change of control provisions. Employment contracts signed after April 1, 2010 do not include such provisions. Also, all new employment agreements have a defined term. The section entitled "*Potential Payments Upon Termination or Change in Control*" includes more detail regarding the employment agreements for the Named Executive Officers.

I. Policy Regarding Timing of Equity Grants

Our current policy regarding the timing of equity grants, which has been in place for several years, is to make the annual grant to all eligible employees on the next business day following the filing of our annual report on Form 10-K based upon the closing price of the Common Stock on that day.

J. Anti-Hedging Policy

Our insider trading policy prohibits directors and employees from engaging in any transaction in which they profit if the value of the Company's Common Stock falls.

K. Target Stock Ownership Guidelines

The Compensation Committee has implemented stock ownership guidelines for executives and directors. This fosters Common Stock ownership and aligns the interests of our executives with our shareholders. Within five years of the later of (1) June 1, 2007 or (2) the executive's initial appointment to his or her position, each executive should own shares valued as a percentage of base salary as follows: CEO—5 times base salary, and the other executives—2 times base salary. Within three years of becoming a director, each director should own a number of shares of Company stock valued at least three times the then current annual cash retainer payable to such director.

L. Clawback Policy

The Compensation Committee anticipates fully complying with mandatory recoupment provisions of the Dodd-Frank Act at such time as they are implemented by SEC rule making.

M. Tax Considerations

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to any one of our Named Executive Officers. However, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. We have designed our incentive programs such that we expect to achieve full deductibility for them. To maintain flexibility in compensating our executives, however, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes that such payments are appropriate.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing section entitled "*Compensation Discussion and Analysis*" with management. Based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement, which is to be incorporated by reference into our annual report on Form 10-K for fiscal year 2012.

COMPENSATION COMMITTEE
Edwin H. Burba, Jr., Chairperson
Alex W. Hart
William I Jacobs
Raymond L. Killian
Ruth Ann Marshall

COMPENSATION TABLES AND NARRATIVES

A. Summary Compensation Table

The following table presents certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal year ended May 31, 2012 ("2012 fiscal year"), during the fiscal year ended May 31, 2011 ("2011 fiscal year"), and during the fiscal year ended May 31, 2010 ("2010 fiscal year"), for (i) the principal executive officer of the Company; (ii) the principal financial officer of the Company, and (iii) each of the three other most highly compensated executive officers of the Company who were acting as executive officers at the end of the last completed fiscal year. The persons referenced in (i) through (iii) above are our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

Name and Principal Position	FY	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($) (2)	Non-Equity Incentive Plan Comp ($)	Change in Pension Value and Nonqualified Deferred Comp Earnings ($) (5)		All Other Compensation ($)		Total ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)		(i)		(j)
Paul Garcia Chairman and Chief Executive Officer	2012	$1,000,000		---	$4,444,525	---	$1,420,067	---		$32,905	3	$6,897,497
	2011	$1,000,000		---	$2,916,676	$663,550	$1,153,991	---		$32,467		$5,766,684
	2010	$950,000		---	$2,666,704	$649,099	$1,153,000	---		$38,443		$5,457,246
Jeffrey Sloan President	2012	$618,000		---	$1,277,820	---	$490,669	---		$27,970	3	$2,414,459
	2011	$600,000		---	$2,072,000	$322,011	$492,019	---		$2,391,626		$5,877,656
	2010	---	4	---	---	---	---	---				
David Mangum Senior Executive Vice President And Chief Financial Officer	2012	$530,000		---	$1,277,820	---	$421,956	---		$27,734	3	$2,257,510
	2011	$450,000		$94,568	$750,020	$170,635	$325,950	---		$26,407		$1,817,580
	2010	$400,000		---	$708,371	$172,419	$299,000	---		$16,868		$1,596,658
Joseph Hyde President - International	2012	$425,000		---	$833,382	---	$294,307	---		$33,745	3	$1,586,434
	2011	$412,000		---	$562,533	$127,979	$280,477	---		$292,645		$1,675,634
	2010	$400,000		$85,000	$562,512	$136,922	$279,000	---		$284,643		$1,748,077
Morgan Schuessler Executive Vice President and Chief Administrative Officer	2012	$350,000		---	$777,839	---	$191,741	---		$24,776	3	$1,344,356
	2011	$340,000		---	$437,505	$99,538	$179,759	---		$24,331		$1,081,133
	2010	$325,000		---	$395,859	$99,360	$178,000	---		$26,198		$1,024,417

Note 1: The amounts in the Stock Awards column reflect the aggregate grant date fair value of restricted stock and performance unit awards in accordance with FASB ASC Topic 718. The values disclosed are based upon the value of the underlying shares and the probable outcome of performance-based vesting conditions on the grant date, excluding the effect of estimated forfeitures. The maximum grant date fair value of performance unit awards assuming that the highest level of performance conditions was achieved for 2012 are Mr. Garcia - $5,000,000, Mr. Sloan and Mr. Mangum -$2,555,639, Mr. Hyde- $1,666,763, and Mr. Schuessler- $1,555,678; for 2011 were Mr. Garcia- $5,000,000, Mr. Mangum -$1,500,039, Mr. Hyde- $1,125,067, and Mr. Schuessler- $885,010; and for 2010 were Mr. Garcia- $5,000,000, Mr. Mangum $1,416,742, Mr. Hyde $1,125,025, and Mr. Schuessler $791,719.

Note 2: The amounts in the Option Awards column reflect the aggregate grant date fair value of such awards computed in accordance with FASB ASC 718. Assumptions made in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended May 31, 2012, included in the Company's annual report on Form 10-K filed with the SEC on July 27, 2012.

Note 3: The table below provides additional detail regarding the components of the "All Other Compensation" column for fiscal year 2012.

ALL OTHER COMPENSATION FOR FISCAL YEAR 2012

	Garcia	Sloan	Mangum	Hyde	Schuessler
Defined Contribution Company Match	$10,000	$10,000	$11,154	$9,928	$9,969
Financial Planning	$20,565	$16,580	$16,580	---	$12,375
Attendance at Company's President's Club/Chairman's Club Award Trip	---	$939	---	---	---
Club Dues	$2,340	---	---	---	$2,432
Tax Services Related to a foreign assignment	---	---	---	$16,905	---
Tax Gross up Payments (*)	---	$451	---	$7,722	---
Total	$32,905	$27,970	$27,734	$33,745	$24,776

All amounts in the table above reflect the aggregate incremental cost to the Company of providing the benefit.

* The amount included in this row for Mr. Sloan is for compensation associated with attendance at the Company's President's Club award trip. The amount included in this row for Mr. Hyde is related to the tax due on amounts paid related to a foreign assignment.

Note 4: Mr. Sloan did not begin to work for the Company until June 1, 2010.

Note 5: All of the Named Executive Officers are eligible to participate in the Global Payments Inc. Non-Qualified Deferred Compensation Plan described below. In fiscal year 2012, only Mr. Sloan participated in such plan. Neither Mr. Sloan nor any of the other Named Executive Officers received any interest on deferred compensation at an above-market rate of interest in 2012, 2011 or 2010.

B. Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards during the 2012 fiscal year to the Named Executive Officers, all of which were made pursuant to the Amended and Restated 2005 Incentive Plan.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2012

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards (4)
		Threshold ($)	Target ($)	Max. ($)	Threshold (#)	Target (#)	Max. (#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(l)
Garcia	7/26/11	$600,000	$1,500,000	$3,000,000				Not applicable
					34,479(2)	68,957(2)	137,914(2)	$3,333,381
					11,493(3)	22,986(3)	45,972(3)	$1,111,143
Sloan	7/26/11	$183,855	$525,300	$945,540				Not applicable
					9,913(2)	19,825(2)	39,650(2)	$958,340
					3,305(3)	6,609(3)	13,218(3)	$319,479
Mangum	7/26/11	$157,675	$450,500	$810,900				Not applicable
					9,913(2)	19,825(2)	39,650(2)	$958,340
					3,305(3)	6,609(3)	13,218(3)	$319,479
Hyde	7/26/11	$111,563	$318,750	$541,875				Not applicable
					6,465(2)	12,930(2)	25,860(2)	$625,036
					2,155(3)	4,310(3)	8,620(3)	$208,345
Schuessler	7/26/11	$73,500	$210,000	$357,000				Not applicable
					6,034(2)	12,068(2)	24,136(2)	$583,367
					2,012(3)	4,023(3)	8,046(3)	$194,472

Note 1: The amounts contained in columns (c), (d), and (e) reflect the threshold, target and maximum annual incentive opportunities under the Company's Annual Performance Plan, which are further described in the Compensation Discussion and Analysis section under the sub-heading *"Annual Performance Plan."* At the time of the filing of this proxy statement, the actual results were certified, and each of the Named Executive Officers received the following amounts: Mr. Garcia- $1,420,067; Mr. Sloan- $490,669; Mr. Mangum- $421,956; Mr. Hyde- $294,307; and Mr. Schuessler- $191,741. The dollar amounts listed in the foregoing sentence are the amounts that are reflected in the Summary Compensation Table under column (g).

Note 2: The number of performance-based restricted stock units contained in columns (f), (g), and (h) reflect threshold, target, and maximum award opportunities which are further described in the Compensation Discussion and Analysis section under the sub-heading *"Performance-Based Restricted Stock Units (Performance Shares)."* As described in the Compensation Discussion and Analysis section, such performance-based restricted stock units were converted into a restricted stock grant based upon achievement of applicable performance metrics. At the time of the filing of this proxy statement, the actual results were certified, and each of the Named Executive Officers received the following restricted stock awards on July 26, 2012: Mr. Garcia- 72,874; Mr. Sloan- 20,951; Mr. Mangum- 20,951; Mr. Hyde- 13,664; and Mr. Schuessler- 12,753. 25% of the restricted shares were paid to the executive immediately, and the remaining 75% of the restricted shares will vest in three equal installments over the next three years.

The grantees did not have the right to vote the underlying shares and dividends were not payable to the grantees with respect to such performance-based restricted stock units, until they were converted into a restricted stock grant after the results for fiscal year 2012 were certified. Once converted, dividends will be paid on such stock at the same rate as all of the Company's shareholders.

Note 3: The number of performance-based restricted stock units contained in columns (f), (g), and (h) reflect threshold, target, and maximum award opportunities which are further described in the Compensation Discussion and Analysis section under the sub-heading "*Performance-Based Restricted Stock Units (TSR Shares).*"

The grantees do not have the right to vote the underlying shares, and dividends are not payable to the grantees with respect to such performance-based restricted stock units, until they are converted into a stock grant at the end of the applicable three year period. Once the stock grant is made, dividends will be paid on such stock at the same rate as all of the Company's shareholders.

Note 4: The amounts in column (l) reflect the aggregate grant date fair value of awards computed in accordance with FASB ASC 718, based upon the value of the underlying shares on the grant date and the probable outcome of performance-based vesting conditions on the grant date, excluding the effect of estimated forfeitures.

C. Outstanding Equity Awards at Fiscal Year End

The following table provides the outstanding equity grants for each Named Executive Officer on May 31, 2012. The table includes outstanding equity grants from past years as well as current-year equity grants. Since the Company has not issued options pursuant to an equity incentive plan referred to in column (d), that column has been eliminated.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Paul Garcia	200,000	0	$18.235	6/3/2012	88,666	$3,766,532	68,957 and 22,986	$3,905,739
	140,000	0	$16.905	8/7/2013				
	154,000	0	$23.350	6/1/2014				
	180,000	0	$31.575	7/19/2015				
	65,000	0	$45.860	6/2/2016				
	41,544	0	$37.400	7/31/2017				
	29,635	9,878	$44.290	7/31/2018				
	23,708	23,708	$42.180	7/29/2019				
	14,623	43,867	$37.400	7/29/2020				
Total	**848,510**	**77,453**	---	---				
Jeffrey Sloan	6,250	18,750	$41.44	6/1/2020	37,500	$1,593,000	19,825 and 6,609	$1,122,916
Total	**6250**	**18750**	---	---				
David Mangum	15,000	5,000	$42.030	11/3/2018	25,552	$1,085,449	19,825 and 6,609	$1,122,916
	6,298	6,297	$42.180	7/29/2019				
	3,760	11,281	$37.400	7/29/2020				
Total	**25,058**	**22,578**	---	---				
Joseph Hyde	17,000	0	$45.860	6/2/2016	17,834	$757,588	12,930 and 4,310	$732,355
	8,864	0	$37.400	7/31/2017				
	7,039	2,346	$44.290	7/31/2018				
	5,002	5,000	$42.180	7/29/2019				
	2,820	8,461	$37.400	7/29/2020				
Total	**40,725**	**15,807**	---	---				
Morgan Schuessler	10,000	0	$45.860	6/2/2016	13,135	$557,975	12,068 and 4,023	$683,546
	4,986	0	$37.400	7/31/2017				
	3,705	1,235	$44.290	7/31/2018				
	3,520	3,519	$42.180	7/29/2019				
	2,194	6,580	$37.400	7/29/2020				
Total	**24,405**	**11,334**						

Note 1: The vesting schedule for the exercisable options reflected in column (b) for each Named Executive Officer is contained in the following tables. Awards were granted under our 2000 Long Term Incentive Plan, as amended and restated ("2000"), or our Amended and Restated 2005 Incentive Plan ("2005"):

Name	Grant Date	Vest Date	Plan	Shares	Price
Garcia, Paul	6/3/2002	6/3/2004	2000	40,000	$18.235
	6/3/2002	6/3/2005	2000	50,000	$18.235
	6/3/2002	6/3/2006	2000	50,000	$18.235
	6/3/2002	6/3/2007	2000	60,000	$18.235
	8/7/2003	8/7/2004	2000	35,000	$16.905
	8/7/2003	8/7/2005	2000	35,000	$16.905
	8/7/2003	8/7/2006	2000	35,000	$16.905
	8/7/2003	8/7/2007	2000	35,000	$16.905
	6/1/2004	6/1/2005	2000	38,500	$23.350
	6/1/2004	6/1/2006	2000	38,500	$23.350
	6/1/2004	6/1/2007	2000	38,500	$23.350
	6/1/2004	6/1/2008	2000	38,500	$23.350
	7/19/2005	7/19/2006	2005	45,000	$31.575
	7/19/2005	7/19/2007	2005	45,000	$31.575
	7/19/2005	7/19/2008	2005	45,000	$31.575
	7/19/2005	7/19/2009	2005	45,000	$31.575
	6/2/2006	6/2/2007	2005	16,250	$45.860
	6/2/2006	6/2/2008	2005	16,250	$45.860
	6/2/2006	6/2/2009	2005	16,250	$45.860
	6/2/2006	6/2/2010	2005	16,250	$45.860
	7/31/2007	7/31/2008	2005	10,386	$37.400
	7/31/2007	7/31/2009	2005	10,386	$37.400
	7/31/2007	7/31/2010	2005	10,386	$37.400
	7/31/2007	7/31/2011	2005	10,386	$37.400
	7/31/2008	7/31/2009	2005	9,879	$44.290
	7/31/2008	7/31/2010	2005	9,878	$44.290
	7/31/2008	7/31/2011	2005	9,878	$44.290
	7/29/2009	7/29/2010	2005	11,854	$42.180
	7/29/2009	7/29/2011	2005	11,854	$42.180
	7/29/2010	7/29/2011	2005	14,623	$37.400
Total outstanding options vested on or before 5/31/12				**848,510**	
Name	**Grant Date**	**Vest Date**	**Plan**	**Shares**	**Price**
Sloan, Jeffrey	6/1/2010	6/1/2011	2005	6,250	$41.44
Total outstanding options vested on or before 5/31/12				**6,250**	
Name	**Grant Date**	**Vest Date**	**Plan**	**Shares**	**Price**
Mangum, David	11/3/2008	11/3/2009	2005	5,000	$42.030
	11/3/2008	11/3/2010	2005	5,000	$42.030
	11/3/2008	11/3/1011	2005	5,000	$42.030
	7/29/2009	7/29/2010	2005	3,149	$42.180
	7/29/2009	7/29/2011	2005	3,149	$42.180
	7/29/2010	7/29/2011	2005	3,760	$37.400
Total outstanding options vested on or before 5/31/12				**25,058**	

Name	Grant Date	Vest Date	Plan	Shares	Price
Hyde, Joseph	6/2/2006	6/2/2007	2005	4,250	$45.860
	6/2/2006	6/2/2008	2005	4,250	$45.860
	6/2/2006	6/2/2009	2005	4,250	$45.860
	6/2/2006	6/2/2010	2005	4,250	$45.860
	7/31/2007	7/31/2008	2005	2,216	$37.400
	7/31/2007	7/31/2009	2005	2,216	$37.400
	7/31/2007	7/31/2010	2005	2,216	$37.400
	7/31/2007	7/31/2011	2005	2,216	$37.400
	7/31/2008	7/31/2009	2005	2,347	$44.290
	7/31/2008	7/31/2010	2005	2,346	$44.290
	7/31/2008	7/31/2011	2005	2,346	$44.290
	7/29/2009	7/29/2010	2005	2,501	$42.180
	7/29/2009	7/29/2011	2005	2,501	$42.180
	7/29/2010	7/29/2011	2005	2,820	$37.400
Total outstanding options vested on or before 5/31/12				**40,725**	

Name	Grant Date	Vest Date	Plan	Shares	Price
Schuessler, Morgan	6/2/2006	6/2/2007	2005	2,500	$45.860
	6/2/2006	6/2/2008	2005	2,500	$45.860
	6/2/2006	6/2/2009	2005	2,500	$45.860
	6/2/2006	6/2/2010	2005	2,500	$45.860
	7/31/2007	7/31/2008	2005	1,247	$37.400
	7/31/2007	7/31/2009	2005	1,247	$37.400
	7/31/2007	7/31/2010	2005	1,246	$37.400
	7/31/2007	7/31/2011	2005	1,246	$37.400
	7/31/2008	7/31/2009	2005	1,235	$44.290
	7/31/2008	7/31/2010	2005	1,235	$44.290
	7/31/2008	7/31/2011	2005	1,235	$44.290
	7/29/2009	7/29/2010	2005	1,760	$42.180
	7/29/2009	7/29/2011	2005	1,760	$42.180
	7/29/2010	7/29/2011	2005	2,194	$37.400
Total outstanding options vested on or before 5/31/12				**24,405**	

Note 2: The vesting schedule for the unexercisable options reflected in column (c) for each Named Executive Officer is contained in the following tables:

Name	Grant Date	Vest Date	Plan	Shares	Price
Garcia, Paul	7/31/2008	7/31/2012	2005	9,878	$44.290
	7/29/2009	7/29/2012	2005	11,854	$42.180
	7/29/2009	7/29/2013	2005	11,854	$42.180
	7/29/2010	7/29/2012	2005	14,623	$37.400
	7/29/2010	7/29/2013	2005	14,623	$37.400
	7/29/2010	7/29/2014	2005	14,622	$37.400
Total outstanding options which were unvested on 5/31/12				**77,454**	
Name	**Grant Date**	**Vest Date**	**Plan**	**Shares**	**Price**
Sloan, Jeffrey	6/1/2010	6/1/2012	2005	6,250	$41.44
	6/1/2010	6/1/2013	2005	6,250	$41.44
	6/1/2010	6/1/2014	2005	6,250	$41.44
Total outstanding options which were unvested on 5/31/12				**18,750**	
Name	**Grant Date**	**Vest Date**	**Plan**	**Shares**	**Price**
Mangum, David	11/3/2008	11/3/2012	2005	5,000	$42.030
	7/29/2009	7/29/2012	2005	3,149	$42.180
	7/29/2009	7/29/2013	2005	3,148	$42.180
	7/29/2010	7/29/2012	2005	3,760	$37.400
	7/29/2010	7/29/2013	2005	3,760	$37.400
	7/29/2010	7/29/2014	2005	3,761	$37.400
Total outstanding options which were unvested on 5/31/12				**22,578**	
Name	**Grant Date**	**Vest Date**	**Plan**	**Shares**	**Price**
Hyde, Joseph	7/31/2008	7/31/2012	2005	2,346	$44.290
	7/29/2009	7/29/2012	2005	2,500	$42.180
	7/29/2009	7/29/2013	2005	2,500	$42.180
	7/29/2010	7/29/2012	2005	2,820	$37.400
	7/29/2010	7/29/2013	2005	2,820	$37.400
	7/29/2010	7/29/2014	2005	2,821	$37.400
Total outstanding options which were unvested on 5/31/12				**15,807**	
Name	**Grant Date**	**Vest Date**	**Plan**	**Shares**	**Price**
Schuessler, Morgan	7/31/2008	7/31/2012	2005	1,235	$44.290
	7/29/2009	7/29/2012	2005	1,760	$42.180
	7/29/2009	7/29/2013	2005	1,759	$42.180
	7/29/2010	7/29/2012	2005	2,194	$37.400
	7/29/2010	7/29/2013	2005	2,193	$37.400
	7/29/2010	7/29/2014	2005	2,193	$37.400
Total outstanding options which were unvested on 5/31/12				**11,334**	

Note 3: The vesting schedule for unvested restricted stock held on May 31, 2012, which is reflected in column (g) for each Named Executive Officer, is contained in the following table:

Name	Grant Date	Plan	Vest Date	Shares
Garcia, Paul	7/31/2009	2005	7/31/2012	4,830
	7/29/2009	2005	7/29/2012	14,334
	7/29/2009	2005	7/29/2013	14,334
	7/29/2010	2005	7/29/2012	18,389
	7/29/2010	2005	7/29/2013	18,389
	7/29/2010	2005	7/29/2014	18,389
				88,666 Total
Sloan, Jeffrey	6/1/2010	2005	6/1/2012	12,500
	6/1/2010	2005	6/1/2013	12,500
	6/1/2010	2005	6/1/2014	12,500
				37,500 Total
Mangum, David	11/3/2008	2005	11/3/2012	3,750
	7/29/2009	2005	7/29/2012	3,808
	7/29/2009	2005	7/29/2013	3,807
	7/29/2010	2005	7/29/2012	4,729
	7/29/2010	2005	7/29/2013	4,729
	7/29/2010	2005	7/29/2014	4,729
				25,552 Total
Hyde, Joseph	7/31/2009	2005	7/31/2012	1,147
	7/29/2009	2005	7/29/2012	3,024
	7/29/2009	2005	7/29/2013	3,023
	7/29/2010	2005	7/29/2012	3,547
	7/29/2010	2005	7/29/2013	3,547
	7/29/2010	2005	7/29/2014	3,546
				17,834 Total
Schuessler, Morgan	7/31/2009	2005	7/31/2012	604
	7/29/2009	2005	7/29/2012	2,128
	7/29/2009	2005	7/29/2013	2,128
	7/29/2010	2005	7/29/2012	2,759
	7/29/2010	2005	7/29/2013	2,758
	7/29/2010	2005	7/29/2014	2,758
				13,135 Total

Note 4: The market value included in this column is the number of shares contained in column (g) multiplied by Company's closing stock price on May 31, 2012, which was $42.48.

Note 5: On July 26, 2011, each Named Executive Officer was granted a target award of performance-based restricted stock units which could be adjusted up or down depending upon the performance of the Company. The adjustment factors are described in the Compensation Discussion and Analysis section under the sub-heading "*Performance-Based Restricted Stock Units (Performance Shares).*" Also on July 26, 2011, each Named Executive Officer was granted a target award of performance-based restricted stock units which could be adjusted up or down depending upon our future 3-year total shareholder return compared to the constituent companies in the S&P 500 as of June 1, 2011. For additional details, please see the Compensation Discussion and Analysis section under the sub-heading "*Performance-Based Restricted Stock Units (TSR Shares).*" The number shown in this column reflects the total of both such awards, assuming achievement at target levels of performance.

Note 6: The market value included in this column is the number of shares contained in column (i) multiplied by the Company's closing stock price on May 31, 2012, which was $42.48.

D. Options Exercises and Stock Vested

The following table provides information on options exercised and stock awards that vested in fiscal year 2012. The shares shown as acquired on exercise or on vesting represent shares of the Company's Common Stock.

2012 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
(a)	(b)	(c)	(d)	(e)
Paul Garcia	0	0	55,784	$2,657,482
Jeffrey Sloan	0	0	12,500	$649,500
David Mangum	0	0	12,287	$581,094
Joseph Hyde	14,750	$243,005	11,606	$552,803
Morgan Schuessler	0	0	7,678	$365,920

Note 1: Value realized represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

Note 2: Value realized represents the fair market value of the shares on the vesting date.

E. Non-Qualified Deferred Compensation Plan

The Named Executive Officers are eligible to participate in the Company's Non-Qualified Deferred Compensation Plan, or "DC Plan." Mr. Sloan is the only named executive officer who participated in the DC plan during fiscal 2012. Pursuant to the DC Plan, participants are permitted to elect to defer up to 100% of base salary and other forms of cash compensation (such as cash incentive bonus). Participant accounts are credited with earnings based on the participant's investment allocation among a menu of investment options selected by the DC Plan administrator. Participants are 100% vested in the participant deferrals and related earnings. The Company does not make contributions to the DC Plan and does not guarantee any return on participant account balances. Participants may allocate their plan accounts into sub-accounts that are payable upon separation from service or on designated specified dates. Except in the case of death or disability, participants may elect in advance to have their various account balances pay out in a single lump sum or in installments over a period of two to ten years. In the event a participant separates from service by reason of death or disability, the participant or his designated beneficiary will receive the undistributed portion of his or her account balances in a lump-sum payment. Subject to approval by the DC Plan administrator, in the event of an unforeseen financial emergency beyond the participant's control, a participant may request a withdrawal from an account up to the amount necessary to satisfy the emergency (provided the participant does not have the financial resources to otherwise meet the hardship).

The following table provides information on deferred compensation under the DC Plan for each Named Executive Officer during fiscal 2012.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY (1)	Registrant Contributions in Last FY	Aggregate Earnings in Last FY (2)	Aggregate Withdrawals / Distributions	Aggregate Balance at Last FYE (3)
(a)	(b)	(c)	(d)	(e)	(f)
Paul Garcia	---	---	---	---	---
Jeffrey Sloan	$42,424.41	---	($1,379.62)	---	$54,137.44
David Mangum	---	---	---	---	---
Joseph Hyde	---	---	---	---	---
Morgan Schuessler	---	---	---	---	---

Note 1: All of the amounts contributed by Mr. Sloan are included in the Summary Compensation Table above in the column for Salary.

Note 2: Aggregate earnings are not includable in the Summary Compensation Table disclosure above because they were not above-market or preferential earnings.

Note 3: Amounts set forth in this column include amounts previously reported as salary and non-equity incentive plan compensation in the Summary Compensation Table for 2011.

F. Consideration of Risk

In 2011 the Committee considered and assessed risk mitigation factors and potential risk aggravators in our compensation program and concluded that our compensation practices are balanced, do not encourage excessive risk taking by our employees, and are not reasonably likely to have a material adverse effect on the Company. As the only material change to employee compensation plans for fiscal 2012 was the replacement of stock options with performance units based upon 3-year total shareholder return, the Committee reaffirms that conclusion. The determination was based, in part, on the following factors:

- Use of a variety of performance measures, which diversifies the risk associated with any single measure;
- Balanced weightings of the various performance measures, which discourages excessive attention on one measure to the detriment of others;
- Payout caps;
- A variety of cash and equity-based incentives with different time horizons, which drives attention to both short and long term performance and creates alignment with both Company performance and shareholder interests; and
- Target stock ownership guidelines applicable to all of our Named Executive Officers, as described above, which align executive and shareholder interests in long-term value creation.

G. Potential Payments Upon Termination or Change in Control

(1) Summary of Employment Agreements. Each of the Named Executive Officers is a party to an employment agreement with the Company. Mr. Garcia is also a party to a Key Position Agreement. The material terms of all of the aforementioned agreements are summarized below.

(a) Employment Agreements applicable to Mr. Garcia and Mr. Hyde

Mr. Garcia and Mr. Hyde are entitled to a minimum annual salary, subject to yearly review, plus an annual at-risk incentive bonus opportunity, which is determined annually based on a range of specific financial objectives and other objectives reflecting his area and scope of responsibility. Each such executive is also entitled to participate in all incentive, savings and welfare benefit plans generally made available to all salaried employees of the Company.

Each such executive has agreed not to disclose confidential information or compete with the Company, and not to solicit the Company's customers or recruit its employees, for a period of 24 months following the termination of his employment.

Each such employment agreement may be terminated by the Company at any time for "cause" or "poor performance" (as defined therein) or for no reason, or by the applicable executive with or without "good reason" (as defined therein). Each employment agreement will also be terminated upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below, which may be delayed for such time as may be necessary to avoid a violation of Code Section 409A.

If, prior to a change in control, the executive's employment is terminated by the Company without cause (but not for poor performance) or he resigns for good reason, the Company will be required to pay such executive's accrued salary and benefits through the date of termination, plus Mr. Garcia will receive an amount equal to the greater of (i) 50% of his target annual bonus for the current year, or (ii) 100% of his target annual bonus, prorated through the date of termination and adjusted up or down by reference to year-to-date performance at the date of termination, and Mr. Hyde will receive 50% of his target annual bonus for the current year. In addition:

(i) the executive will receive a lump sum payment equal to 6 months of his base salary, payable no less than 6 months after the date of termination, provided that he does not violate any of the restrictive covenants in the agreement,

(ii) for a period of up to 12 additional months (or the earlier of the executive violating any restrictive covenants or, in the case of Mr. Garcia, the executive becoming employed elsewhere, or, in the case of Mr. Hyde, the executive becoming employed with a subsequent employer or earning non-employee compensation reasonably anticipated to be more than $50,000 per year, the Company will continue to pay the executive his base salary, and

(iii) the Company will continue to provide either health insurance coverage or reimbursement pursuant to COBRA for a period of time up to 18 months.

In addition, all of the executive's restricted stock awards will vest, and for Mr. Garcia, those stock options that would have vested in the next 24 months will vest and remain exercisable for 90 days after the end of the severance period, while for Mr. Hyde those stock options that would have vested in the next 24 months will vest and remain exercisable for 90 days after the termination of his employment.

If, prior to a change in control, the executive's employment is terminated by the Company for poor performance, the Company will be required to pay such executive's accrued salary and benefits through the date of termination. In addition, Mr. Garcia may receive 100% of his target annual bonus, prorated through the date of termination and adjusted up or down by reference to year-to-date performance at the date of termination. In addition:

(i) the executive will receive a lump sum payment equal to 6 months of his base salary, payable no less than 6 months after the date of termination, provided that he does not violate any of the restrictive covenants in the agreement,

(ii) for a period of up to 6 additional months, the Company will continue to pay the executive his base salary (in the case of each of (i) and (ii), provided the executive does not become employed elsewhere, does not violate any restrictive covenants and, in the case of Mr. Hyde, the executive does not earn non-employee compensation reasonably anticipated to be more than $50,000 per year), and

(iii) the Company will provide either health insurance coverage or reimbursement pursuant to COBRA for a period of time up to 12 months.

In addition, the executive's restricted stock awards and stock options that would have vested in the next 24 months will vest, and for Mr. Garcia, those stock options remain exercisable for 90 days after the end of the severance period, while for Mr. Hyde those stock options remain exercisable for 90 days after the termination of his employment.

If, within 36 months after a change in control or in anticipation of a change in control, the executive's employment is terminated by the Company without cause or such executive resigns for good reason, the Company will be required to pay such executive's accrued salary and benefits through the date of termination plus 100% of his annual bonus opportunity for the current year. In addition:

(i) the executive will receive a lump sum payment equal to 6 months of his base salary, payable no less than 6 months after the date of termination, provided that he does not violate any of the restrictive covenants in the agreement,

(ii) for a period of up to 18 additional months (or the earlier of the executive violating any restrictive covenants) the Company will continue to pay the executive his base salary, and

(iii) the Company will provide either health insurance coverage or reimbursement pursuant to COBRA for a period of time (in the case of Mr. Garcia, 24 months, and in the case of Mr. Hyde, 18 months). In addition, all of the restricted stock awards and stock options of the executive will vest, and for Mr. Garcia, those stock options will remain exercisable for 90 days after the end of the severance period, while for Mr. Hyde those stock options will remain exercisable for 90 days after the termination of his employment.

Whether or not a change in control shall have occurred, if the employment of the executive is terminated by reason of his death, disability or retirement, such executive will be entitled to receive accrued salary and benefits through the date of termination and any death, disability or retirement benefits that may apply, but no additional severance amount. In addition, if the employment of the executive is terminated by reason of his death or disability, all of his restricted stock awards and stock options will vest in accordance with the terms of the plan, which is applicable to all employees who participate in the equity incentive plans. Furthermore, if the employment of Mr. Hyde is terminated by reason of his retirement, all of his restricted stock awards and stock options will vest pursuant to his agreement.

If the Company terminates the executive for cause, or if he resigns from the Company without good reason, such executive will be entitled to receive accrued salary and benefits through the date of termination, but no additional severance amount is payable under the terms of the employment agreements.

For purposes of these employment agreements, a change in control of the Company is generally defined as the acquisition by a third party of 35% or more of the voting power of the Company, or the consummation of certain mergers, asset sales or other major business combinations. A restructuring or separation of any line of business of the Company will not, of itself, constitute a change in control. Each of these employment agreements provides that the executive will be entitled to a tax gross-up payment from the Company to cover any excise tax liability such executive may incur as a result of payments or benefits contingent on a change in control, but such gross-up payment will be made only if the after-tax benefit to the executive of such tax gross-up is at least $50,000. If not, the benefits would be reduced to an amount that would not trigger the excise tax.

In addition, each of the agreements contains a waiver provision that provides that the failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of the agreement shall not be deemed a waiver or relinquishment of any right granted in the agreement or of the future performance of any such term or condition or of any other term or condition of the agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(b) Employment Agreements with Mr. Mangum and Mr. Sloan

Mr. Mangum's employment agreement was effective on March 1, 2010 and will remain in effect through May 31, 2013, with automatic renewals on a year to year basis unless either party provides notice that there will be no extension. Mr. Sloan's employment agreement was effective on June 1, 2010 and will remain in effect through May 31, 2013 with automatic renewals on a year to year basis unless either party provides notice that there will be no extension. Pursuant to their agreements, Messrs. Mangum and Sloan are entitled to a minimum annual salary, subject to yearly review, plus an annual at-risk incentive bonus opportunity, which is based on the achievement of financial and performance objectives determined annually by the Compensation Committee. They are also entitled to participate in all incentive, savings and welfare benefit plans generally made available to all salaried employees of the Company.

Messrs. Mangum and Sloan both have agreed not to disclose confidential information and not to solicit the Company's customers or recruit its employees, for a period of 24 months following the termination of his employment. If the executive's employment is terminated (other than as a result of the Company failing to extend his employment agreement), he has agreed not to compete with the Company for a period of 24 months or, under certain circumstances, 18 months. The non-compete does not apply if the executive's employment is terminated as a result of the Company failing to extend his employment agreement.

The employment agreements may be terminated by the Company at any time for "cause" or for no reason, or by the executive with or without "good reason" (as defined therein). The employment agreements will also be terminated upon the executive's death, disability or retirement. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below, which may be delayed for such time as may be necessary to avoid a violation of Code Section 409A.

If, prior to a change in control or on or after the second anniversary of a change in control, the executive's employment is terminated by the Company without cause or he resigns for good reason, the Company will be required to pay his accrued salary and benefits through the date of termination plus a pro-rata portion of his annual bonus for the year of termination, based upon actual performance against certified pre-established bonus targets. In addition:

(i) the Company will continue to pay his base salary for 6 months, or, if such payments are delayed by reason of Code Section 409A, make a lump sum payment equal to 6 months of his base salary on the first day of the seventh month after the date of termination, in each case provided that he does not violate any of the restrictive covenants in the agreement,

(ii) for a period of up to 12 additional months (or the earlier of the executive becoming employed with a competitor or violating any restrictive covenants) the Company will continue to pay his base salary, and

(iii) the Company will for a period of up to 12 months pay his COBRA premiums (however, this obligation will cease upon the executive obtaining other employment if health care coverage is provided by the new employer).

All of the executive's restricted stock awards will vest, and those stock options that would have vested in the next 24 months will vest and remain exercisable for no more than 90 days from the date of termination. His performance-based restricted stock units will remain outstanding, and, after the Compensation Committee certifies the results at the end of the performance cycle in which the date of termination falls, he will receive 50% of the number of shares that vested based on the actual satisfaction of such performance requirements.

If, within 24 months after a change in control, the executive's employment is terminated by the Company without cause or he resigns for good reason, the Company will be required to pay his accrued salary and benefits through the date of termination. In addition, the Company will pay:

(i) 2 times the amount of his then-current base salary,

(ii) 2 times the amount of his then-current target bonus opportunity, payable on the date that is 9 months and 1 day following the date of termination (in the case of each of (i) and (ii), provided the executive does not violate any restrictive covenants),

(iii) a pro-rated bonus for the fiscal year in which the termination occurs based on (1) his then-current target bonus opportunity, if the termination date occurs before the end of the fiscal year in which the change of control occurred, or (2) the actual amount earned based on certified results, if the termination date occurs during a fiscal year that began after the change in control occurred, and

(iv) the Company will continue to provide up to 18 months of reimbursement pursuant to COBRA (however, this obligation will cease upon the executive obtaining other employment if health care coverage is provided by the new employer).

In addition, all of the executive's restricted stock awards and stock options will vest, and the options will remain exercisable for no more than 90 days from the date of termination. The executive's performance-based restricted stock units will convert to fully-vested shares of Company Common Stock based upon (i) assumed target performance, if the date of termination occurs before the end of the performance cycle in which the change in control occurs, or (ii) the greater of assumed target performance or actual performance, if the date of termination occurs after the end of the performance cycle in which the change of control occurs, or (iii) actual performance, if the date of termination occurs during a performance cycle that began after the change in control occurred. The executive also will be eligible for comparable benefits if his employment is terminated without cause or he resigns for good reason after a public announcement of a transaction which would lead to a change in control and the transaction closes no later than 9 months and 1 day after his termination of employment.

Whether or not a change in control shall have occurred, if the executive's employment is terminated by reason of his death, disability or retirement, he will be entitled to receive accrued salary and benefits through the date of termination and any death, disability or retirement benefits that may apply. In addition, all of the executive's restricted stock awards and stock options will vest. In the case of termination due to retirement, the executive's performance-based restricted stock units will convert to fully-vested shares of Company Common Stock based on actual performance as certified by the Committee at the end of the performance cycle. In the case of termination due to death or disability, the executive's performance-based restricted stock units will convert to fully-vested shares of Company Common Stock based upon assumed performance at the target level.

If the Company terminates the executive for cause, or if he resigns from the Company without good reason, he will be entitled to receive accrued salary and benefits through the date of termination, but no additional severance amount is payable under the terms of his employment agreement.

For purposes of the executive's employment agreement, a change in control of the Company is generally defined as the acquisition by a third party of 35% or more of the voting power of the Company, or the consummation of certain mergers, asset sales or other major business combinations. His employment agreement provides that the executive will be entitled to a tax gross-up payment from the Company to cover any excise tax liability such executive may incur as a result of payments or benefits contingent on a change in control that occurs before the fourth anniversary of the effective date of his employment agreement, but no gross-up payment will be made if a determination is made that the payments required under the agreement are less than 110% of the safe harbor amount, where the safe harbor amount is 2.99 times the executive's base amount as determined under Code Section 280G(b)(3). If not, the benefits would be reduced to an amount that would not trigger the excise tax.

In addition, the agreement contains a waiver provision that provides that the failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of the agreement shall not be deemed a waiver or relinquishment of any right granted in the agreement or of the future performance of any such term or condition or of any other term or condition of the agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(c) *Employment Agreement applicable to Mr. Schuessler*

Mr. Schuessler's employment agreement will remain in effect through May 31, 2015 with automatic renewals on a year to year basis unless either party provides notice that there will be no extension. Pursuant to his agreement, Mr. Schuessler is entitled to a minimum annual salary, subject to yearly review, plus an annual at-risk incentive bonus opportunity, which is based on the achievement of financial and performance objectives determined annually by the Compensation Committee. He is also entitled to participate in all incentive, savings and welfare benefit plans generally made available to all salaried employees of the Company.

Mr. Schuessler has agreed not to disclose confidential information or compete with the Company, and not to solicit the Company's customers or recruit its employees, for a period of 24 months following the termination of his employment.

His employment agreement may be terminated by the Company at any time for "cause" or for no reason, or by him with or without "good reason" (as defined therein). The employment agreement will also be terminated upon the executive's death, disability or retirement. Depending on the reason for the termination and when it occurs, he will be entitled to certain severance benefits, as described below, which may be delayed for such time as may be necessary to avoid a violation of Code Section 409A.

If, prior to a change in control, the executive's employment is terminated by the Company without cause or he resigns for good reason, the Company will be required to pay such executive's accrued salary and benefits through the date of termination, plus a pro-rata portion of his annual bonus for the year of termination, based upon actual performance against certified pre-established bonus targets. In addition:

(i) the executive will receive a lump sum payment equal to 6 months of his base salary, payable no less than 6 months after the date of termination, provided that he does not violate any of the restrictive covenants in the agreement,

(ii) for a period of up to 12 additional months (or the earlier of the executive violating any restrictive covenants or becoming employed with a subsequent employer or earning non-employee compensation reasonably anticipated to be more than $100,000 per year), the Company will continue to pay the executive his base salary, and

(iii) the Company will for a period of up to 18 months pay his COBRA premiums (however, this obligation will cease upon the executive obtaining other employment if health care coverage is provided by the new employer).

In addition, all of the executive's restricted stock awards will vest, and those stock options that would have vested in the next 24 months will vest and remain exercisable for no more than 90 days from the date of termination. His performance-based restricted stock units will remain outstanding, and, after the Compensation Committee certifies the results at the end of the performance cycle in which the date of termination falls, he will receive 50% of the number of shares that vested based on the actual satisfaction of such performance requirements.

If, within 24 months after a change in control or in anticipation of a change in control, the executive's employment is terminated by the Company without cause or he resigns for good reason, the Company will be required to pay his accrued salary and benefits through the date of termination. In addition, the Company will pay:

(i) the executive will receive a lump sum payment equal to 6 months of his base salary, payable no less than 6 months after the date of termination, provided that he does not violate any of the restrictive covenants in the agreement,

(ii) for a period of up to 18 additional months (or the earlier of the executive violating any restrictive covenants) the Company will continue to pay the executive his base salary,

(iii) a pro-rated bonus for the fiscal year in which the termination occurs based on the actual amount earned based on certified results, provided that he does not violate any restrictive covenants,

(iv) and 2 times the amount of his then-current target bonus opportunity, payable on the date that is 9 months and 1 day following the date of termination (provided that the executive does not violate any restrictive covenants), and

(v) the Company will continue to provide up to 18 months of reimbursement pursuant to COBRA (however, this obligation will cease upon the executive obtaining other employment if health care coverage is provided by the new employer).

In addition, all of the executive's restricted stock awards and stock options will vest, and the options will remain exercisable for no more than 90 days from the date of termination. His performance-based restricted stock units will remain outstanding, and, after the Compensation Committee certifies the results at the end of the performance cycle in which the date of termination falls, he will receive 100% of the number of shares that vested based on the actual satisfaction of such performance requirements.

Whether or not a change in control shall have occurred, if the executive's employment is terminated by reason of his death, disability or retirement, he will be entitled to receive accrued salary and benefits through the date of termination and any death, disability or retirement benefits that may apply. In addition, all of the executive's restricted stock awards and stock options will vest. The number of performance-based restricted stock units earned shall be determined based on actual performance as certified by the Committee at the end of the performance cycle.

If the Company terminates the executive for cause, or if he resigns from the Company without good reason, he will be entitled to receive accrued salary and benefits through the date of termination, but no additional severance amount is payable under the terms of his employment agreement.

For purposes of these employment agreements, a change in control of the Company is generally defined as the acquisition by a third party of 35% or more of the voting power of the Company, or the consummation of certain mergers, asset sales or other major business combinations. A restructuring or separation of any line of business of the Company will not, of itself, constitute a change in control.

In addition, the agreements contains a waiver provision that provides that the failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of the agreement shall not be deemed a waiver or relinquishment of any right granted in the agreement or of the future performance of any such term or condition or of any other term or condition of the agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(d) Key Position Agreement with Mr. Garcia

Mr. Garcia and the Company entered into a Key Position Agreement on January 6, 2010. Pursuant to such agreement, at any time on or after July 31, 2013, Mr. Garcia (upon one year's prior notice) can retire from the Company and receive certain benefits in exchange for certain restrictive covenants. He has agreed not to disclose confidential information, not to compete with the Company, not to solicit the Company's customers, and not to recruit its employees for a period of 4 years following his retirement date. He has also agreed not to sell any of the stock accelerated as a part of the agreement for a period of 1 year after his retirement date. At the end of such one year period, he may only dispose of 25% of the accelerated shares per year, on a cumulative basis. In exchange for abiding by the restrictive covenants set forth above, Mr. Garcia will receive $500,000 per year plus either health insurance coverage or reimbursement pursuant to COBRA for up to 4 years. In addition, all of his restricted stock awards and stock options will vest, and the options will remain exercisable for 5 years. He will also be entitled to receive the restricted stock granted as a result of any performance-based incentive awards issued prior to the retirement date once the results for the applicable year are certified.

(2) Value of Potential Payments upon Termination or Change in Control. The following tables summarize the value of the termination payments and benefits that each of our Named Executive Officers would receive if such executive had terminated employment on May 31, 2012 under the circumstances shown. The amounts shown in the tables do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include accrued salary and distributions of plan balances under our tax-qualified 401(k) plan. A termination of employment due to death or disability does entitle the executive to an acceleration of all of his outstanding stock and options, but since that is a provision of the incentive plans, the Named Executive Officers would not be entitled to any payments or benefits that are not available to salaried employees generally who are also participants in the plans. For the purposes of the tables below, we have assumed that the price of the Company's stock was the closing price on the first business day after May 31, 2012, which was $42.48.

Paul Garcia

Type of Payment	Termination by the Company other than for Cause or for Poor Performance or for Poor Performance or Resignation by Executive for Good Reason Prior to Change in Control		Termination for Poor Performance		Termination Without Cause or Resignation by Executive for Good Reason in Connection with a Change of Control	
Base salary severance (1)	$500,000	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (2)	$500,000	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (3)	$500,000	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (4)
	$0-$1,000,000	salary continuation of up to 12 additional months (2)	$0-$500,000	salary continuation of up to 6 additional months (3)	$0-$1,500,000	salary continuation of up to 18 additional months (4)
Other cash severance	$1,500,000	100% of target opportunity since termination is assumed to have occurred on May 31	$1,500,000	100% of target opportunity since termination is assumed to have occurred on May 31	$1,500,000	100% of target opportunity
Restricted Stock Acceleration	$3,766,532	all	$2,985,367	24 months	$3,766,532	all
Performance-Based Restricted Stock Unit Acceleration	0	none	0	none	0	none
Stock Option Acceleration	$155,682	24 months	$155,682	24 months	$229,962	all
Benefit Continuation	$25,965 max.	up to 18 months	$17,310 max.	up to 12 months	$34,620 max.	up to 24 months
280G Tax Gross-Up	--		--		0	

Note 1: This calculation is based upon Mr. Garcia's base salary as of May 31, 2012, which was $1,000,000.

Note 2: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for an additional 12 months. The salary continuation ceases in the event he becomes employed elsewhere or if he violates any of the restrictive covenants contained in his employment agreement.

Note 3: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for up to an additional 6 months, but ceases in the event he becomes employed elsewhere or violates any of the restrictive covenants contained in his agreement.

Note 4: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants and salary continuation for up to an additional 18 months, but ceases in the event he violates any of the restrictive covenants contained in his agreement.

Type of Payment	Voluntary Resignation or Termination for Cause		Death		Disability		Retirement	
Base salary severance	0	none	0	none	0	none	0	none
Other cash severance	0	none	0	none	0	none	0	none
Restricted Stock Acceleration	0	none	$3,766,532	all	$3,766,532	all	0	none
Performance-Based Restricted Stock Unit Acceleration	0	none	$4,072,133	actual earned based on certified results	$4,072,133	actual earned based on certified results	0	none
Stock Option Acceleration	0	none	$229,962	all	$229,962	all	0	none
Benefit Continuation	0	none	0	none	0	none	0	none

Jeffrey Sloan

Type of Payment	Termination by the Company other than for Cause or Resignation by Executive for Good Reason		Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control	
Base salary severance (1)	$309,000 - $927,000	minimum of 6 months salary continuation but up to 18 months (2)	$1,236,000	2 times base salary
Other cash severance	$490,669	pro-rated actual bonus based upon certified results	$1,575,900	actual bonus earned based upon certified results or target opportunity (depending on when the change of control occurred) plus 2 times the then current bonus opportunity.
Restricted Stock Acceleration	$1,593,000	all	$1,593,000	all
Performance-Based Restricted Stock Unit Acceleration	$585,374	50% of actual amount earned based upon certified results	$1,170,749	actual amount earned based upon certified results or 100% of target, depending on when the change of control occurred
Stock Option Acceleration	$13,000	24 months	$19,500	all
Benefit Continuation	$17,310 max	up to 12 months	$25,964 max	up to 18 months
280G Tax Gross-Up	--		0	

Note 1: This calculation is based upon Mr. Sloan's base salary as of May 31, 2012, which was $618,000.

Note 2: His agreement provides for salary continuation for a minimum of 6 months, but up to the later of (a) 18 months or (b) his becoming employed with a competitor. The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement.

Type of Payment	Voluntary Resignation or Termination for Cause		Death		Disability		Retirement	
Base salary severance	0	none	0	none	0	none	0	none
Other cash severance	0	none	0	none	0	none	0	none
Restricted Stock Acceleration	0	none	$1,593,000	all	$1,593,000	all	$1,593,000	all
Performance-Based Restricted Stock Unit Acceleration	0	none	$1,170,749	actual amount earned based on certified results	$1,170,749	actual amount earned based on certified results	$1,170,749	actual amount earned based on certified results
Stock Option Acceleration	0	none	$19,500	all	$19,500	all	$19,500	all
Benefit Continuation	0	none	0	none	0	none	0	none

David Mangum

Type of Payment	Termination by the Company other than for Cause or Resignation by Executive for Good Reason		Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control	
Base salary severance (1)	$265,000 - $795,000	minimum of 6 months' salary continuation but up to 18 months (2)	$1,060,000	2 times base salary
Other cash severance	$421,956	pro-rated actual bonus based upon certified results	$1,350,000	actual bonus earned based upon certified results or target opportunity (depending on when the change of control occurred) plus 2 times the then current bonus opportunity.
Restricted Stock Acceleration	$1,085,449	all	$1,085,449	all
Performance-Based Restricted Stock Unit Acceleration	$585,374	50% of actual amount earned based upon certified results	$1,170,749	actual amount earned based upon certified results or 100% of target, depending on when the change of control occurred
Stock Option Acceleration	$42,346	24 months	$61,447	all
Benefit Continuation	$17,310 max.	up to 12 months	$25,965 max.	up to 18 months
280G Tax Gross-Up	--		0	

Note 1: This calculation is based upon Mr. Mangum's base salary as of May 31, 2012, which was $530,000.

Note 2: His agreement provides for salary continuation for a minimum of 6 months, but up to the later of (a) 18 months or (b) his becoming employed with a competitor. The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement.

Type of Payment	Voluntary Resignation or Termination for Cause		Death		Disability		Retirement	
Base salary severance	0	none	0	none	0	none	0	none
Other cash severance	0	none	0	none	0	none	0	none
Restricted Stock Acceleration	0	none	$1,085,449	all	$1,085,449	all	$1,085,449	all
Performance-Based Restricted Stock Unit Acceleration	0	none	$1,170,749	actual amount earned based on certified results	$1,170,749	actual amount earned based on certified results	$1,170,749	actual amount earned based on certified results
Stock Option Acceleration	0	none	$61,447	all	$61,447	all	$61,447	all
Benefit Continuation	0	none	0	none	0	none	0	none

Joseph Hyde

Type of Payment	Termination by the Company other than For Cause or For Poor Performance or Resignation by Executive for Good Reason		Termination for Poor Performance		Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control	
Base salary severance (1)	$212,500	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (2)	$212,500	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (3)	$212,500	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (4)
	$0-$425,000	salary continuation of up to 12 additional months (2)	0-$212,500	salary continuation of up to 6 additional months (3)	$0-$637,500	salary continuation of up to 18 additional months (4)
Other cash severance	$159,375	at least 50% of target opportunity is guaranteed	0	no bonus guaranteed	$318,750	100% of target opportunity
Restricted Stock Acceleration	$757,588	all	$606,954	24 months	$757,588	all
Performance-Based Restricted Stock Unit Acceleration	0	none	0	none	0	none
Stock Option Acceleration	$30,156	24 months	$30,152	24 months	$44,482	all
Benefit Continuation	$25,791 max	up to 18 months	$25,791 max	up to 18 months	$25,791 max	up to 18 months
280G Tax Gross-Up	--		--		0	

Note 1: This calculation is based upon Mr. Hyde's base salary as of May 31, 2012, which was $425,000.

Note 2: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for an additional 12 months. The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement, becomes employed with a subsequent employer or earns non-employee compensation reasonably anticipated to be more than $50,000 per year.

Note 3: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for up to an additional 6 months, but ceases in the event he becomes employed elsewhere, earns non-employee compensation reasonably anticipated to be more than $50,000 per year or violates any of the restrictive covenants contained in his agreement.

Note 4: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for up to an additional 18 months, but ceases in the event he violates any of the restrictive covenants contained in his agreement.

Type of Payment	Voluntary Resignation or Termination for Cause		Death		Disability		Retirement	
Base salary severance	0	none	0	none	0	none	0	none
Other cash severance	0	none	0	none	0	none	0	none
Restricted Stock Acceleration	0	none	$757,588	all	$757,588	all	$757,588	all
Performance-Based Restricted Stock Unit Acceleration	0	none	$763,536	actual earned based on certified results	$763,536	actual earned based on certified results	0	none
Stock Option Acceleration	0	none	$44,483	all	$44,483	all	$44,483	all
Benefit Continuation	0	none	0	none	0	none	0	none

Morgan Schuessler

Type of Payment	Termination by the Company other than For Cause or Resignation by Executive for Good Reason		Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control	
Base salary severance (1)	$175,000	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (2)	$175,000	payable in a lump sum no less than 6 months after termination provided he does not violate restrictive covenants (3)
	$0-$350,000	salary continuation of up to 12 additional months (2)	0-$525,000	salary continuation of up to 18 additional months (3)
Other cash severance	$191,741	Pro-rated actual bonus based upon certified results	$611,741	Pro-rated actual bonus based upon certified results plus 2 times the then current bonus opportunity.
Restricted Stock Acceleration	$557,975	all	$557,975	all
Performance-Based Restricted Stock Unit Acceleration	$356,322	50% of actual amount earned based upon certified results	$712,644	100% of actual amount earned based upon certified results
Stock Option Acceleration	$23,342	24 months	$34,482	all
Benefit Continuation	$25,813 max	up to 18 months	$25,813 max	up to 18 months
280G Tax Gross-Up	---		0	No provision contained in employment agreement requiring gross-up payment by Company

Note 1: This calculation is based upon Mr. Schuessler's base salary as of May 31, 2012, which was $350,000.

Note 2: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for an additional 12 months. The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement, becomes employed with a subsequent employer or earns non-employee compensation reasonably anticipated to be more than $100,000 per year.

Note 3: His agreement provides for a lump sum payment equal to 6 months of base salary, provided he does not violate the restrictive covenants, and salary continuation for up to an additional 18 months, but ceases in the event he violates any of the restrictive covenants contained in his agreement.

Type of Payment	Voluntary Resignation or Termination for Cause		Death		Disability		Retirement	
Base salary severance	0	none	0	none	0	none	0	none
Other cash severance	0	none	0	none	0	none	0	none
Restricted Stock Acceleration	0	none	$558,017	all	$558,017	all	$558,017	all
Performance-Based Restricted Stock Unit Acceleration	0	none	$712,644	actual amount earned based on certified results	$712,644	actual amount earned based on certified results	$712,644	actual amount earned based on certified results
Stock Option Acceleration	0	none	$34,482	all	$34,482	all	$34,482	all
Benefit Continuation	0	none	0	none	0	none	0	none

REPORT OF THE AUDIT COMMITTEE

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board and to report the results of the Audit Committee's activities to the Board. Management has the primary responsibility for the financial statements and reporting process, including the systems of internal control, and the independent registered public accounting firm (Deloitte) is responsible for auditing those financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. In this context, the Audit Committee has reviewed and discussed with management and Deloitte our audited financial statements as of and for the year ended May 31, 2012. The Audit Committee has discussed with Deloitte the matters required to be discussed by the statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with Deloitte their independence. In addition, the Audit Committee has considered the compatibility of non-audit services with Deloitte's independence. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements, referred to above, be included in the Company's annual report on Form 10-K for the year ended May 31, 2012 for filing with the SEC.

AUDIT COMMITTEE
Michael W. Trapp, Chairperson
Gerald J. Wilkins
Alan M. Silberstein

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of copies of Forms 3 and 4 filed with the SEC, or written representations that no annual forms (Form 5) were required, we believe that, during the 2012 fiscal year, all of our officers, directors and 10% shareholders complied with the reporting requirements of the SEC regarding their ownership and changes in ownership of Common Stock (as required pursuant to Section 16(a) of the Securities Exchange Act of 1934), except for one late Form 4 for Mr. Garcia reflecting his transfer of 75,438 shares to a grantor retained annuity trust and one late Form 4 for Mr. Wilkins reflecting a sale of 1418 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether they qualify for disclosure as a transaction with related persons under Item 404(a) of Regulation S-K of the Securities Exchange Act of 1934. Management screens for these relationships and transactions through the annual circulation of a Directors and Officers Questionnaire ("D&O Questionnaire") to each member of the Board of Directors and each officer of the Company that is a reporting person under Section 16 of the Securities Act of 1934. The D&O Questionnaire contains questions intended to identify related persons and transactions between the Company and related persons. In addition, our Employee Code of Conduct and Ethics requires employees to report to the General Counsel or Chief Executive Officer any transaction involving themselves or their immediate family members and the Company that may create a conflict of interest with the Company, and further requires the Chief Executive Officer to approve in writing any such transaction with a related person. The members of our disclosure committee also identify any potential related-person transactions. If our management identifies a transaction with a related person, the Audit Committee Charter requires that such transaction be brought to the attention of the Audit Committee for its approval of the financial disclosure pertaining to such transaction. Since June 1, 2008, there have been no transactions with related persons required to be disclosed pursuant to Item 404 of Regulation S-K.

ADDITIONAL INFORMATION

A. Solicitation of Proxies

The cost of soliciting proxies will be borne by us; however, shareholders voting electronically (via phone or the Internet) should understand that there may be costs associated with electronic access, such as usage charges from Internet service providers or telephone companies. In addition to solicitation of shareholders of record by mail, telephone, or personal contact, arrangements will be made with brokerage houses to furnish proxy materials to their principals, and we may reimburse them for mailing expenses. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Stock. We have also engaged Georgeson to solicit proxies on our behalf and we estimate that the fees for such services will not exceed $15,000.

B. Shareholder Proposals

Only proper proposals under Rule 14a-8 of the Securities Exchange Act of 1934 that are timely received will be included in the proxy statement and proxy for the 2013 annual meeting of shareholders. Notice of shareholder proposals will be considered untimely if received by us after April 20, 2013. If we do not receive notice of any matter that a shareholder wishes to raise at the 2013 annual meeting no later than 45 calendar days before the first anniversary of the date on which this proxy statement is first mailed by the Company, which is expected to be August 10, 2012, and a matter is properly raised at such meeting, the proxies granted in connection with that meeting will have discretionary authority whether or not to vote on the matter.

C. Shareholder List

We will maintain a list of shareholders entitled to vote at the Annual Meeting at our corporate offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473. The list will be available for examination at the Annual Meeting.

D. Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules (but without exhibits) for the fiscal year ended May 31, 2012, will be provided, free of charge, upon written request of any shareholder addressed to Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Jane Elliott, Investor Relations. Additionally, the EDGAR version of our Form 10-K is available on the Internet on the SEC's web site (www.sec.gov).

E. Closing Price

The closing price of the Common Stock, as reported by the New York Stock Exchange on August 3, 2012, was $42.68.

F. Code of Business Conduct and Ethics

We have adopted an Employee Code of Conduct and Ethics, a Director Code of Conduct and Ethics, and a Code of Ethics for Senior Financial Officers, all of which are available on our website at www.globalpaymentsinc.com and will be provided free of charge, upon written request of any shareholder addressed to Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328-3473, Attention: Investor Relations.

We intend to post amendments to or waivers from the Code of Ethics for Senior Financial Officers on our website at www.globalpaymentsinc.com.

APPENDIX A
SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GLOBAL PAYMENTS INC.

ARTICLE ONE

NAME

The name of the corporation is Global Payments Inc. (the "Corporation").

ARTICLE TWO

CAPITALIZATION

The Corporation shall have authority, to be exercised by the board of directors, to issue no more than (i) Two Hundred Million (200,000,000) shares of common stock, without par value, which shall be entitled to one vote per share and shall be entitled to receive the net assets of the Corporation upon dissolution and (ii) Five Million (5,000,000) shares of preferred stock, without par value. Shares of preferred stock may be issued from time to time in one or more classes or series, each such class or series to be so designated as to distinguish the shares thereof from the shares of all other classes and series. The Board of Directors is hereby vested with the authority to divide preferred stock into classes or series and to fix and determine the relative rights, preferences, qualifications, and limitation of the shares of any class or series so established.

ARTICLE THREE

BOARD OF DIRECTORS

3.1 Classified Board of Directors. The number of directors of the Corporation shall be as fixed from time to time by or pursuant to the Corporation's Bylaws. The directors shall be divided into three classes, Class I, Class II and Class III. At the annual shareholders meeting in 2001, the terms of the initial Class I directors shall expire and a new Class I shall be elected for a term expiring at the third annual meeting of shareholders following their election and upon the election and qualification of their respective successors; at the annual shareholders meeting in 2002, the terms of the initial Class II directors shall expire and a new Class II shall be elected for a term expiring at the third annual meeting of shareholders following their election and upon the election and qualification of their respective successors; and at the annual shareholders meeting in 2003, the terms of the initial Class III directors shall expire and a new Class III shall be elected for a term expiring at the third annual meeting of shareholders following their election and upon the election and qualification of their respective successors. At each succeeding annual meeting of shareholders, successors to the class of directors whose term expires at the annual meeting of shareholders shall be elected for a term expiring at the third annual meeting of shareholders following their election and upon the election and qualification of their respective successor.

3.2 Removal. Directors may only be removed from the Board of Directors for cause and only at a special meeting of shareholders called for such a purpose by the affirmative vote of at least two-thirds (2/3) of the total number of votes of the then outstanding shares of the Corporation's capital stock entitled to vote in the election of directors and only if notice of such proposal was contained in the notice of such meeting. Any vacancy in the Board of Directors resulting from such removal shall be filled in accordance with Section 3.4 hereof. For purposes of this Section, "cause" shall mean only (a) conviction of a felony, (b) declaration of unsound mind or order of a court, (c) gross dereliction of duty, (d) commission of an action involving moral turpitude, or (e) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to the Corporation.

3.3 Vacancies and Changes of Authorized Number. All vacancies and any newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director chosen in accordance with this Section shall hold office until the next election of the class for which such director shall have been chosen, and until such director's successor is elected and qualified, or until the director's earlier death, resignation or removal; provided, however that a director chosen in accordance with this Section to fill a newly-created directorship shall hold office only until the next election of directors by the shareholders and until such director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

3.4 Amending or Repealing Article Three. Notwithstanding any provision hereof, or of the Bylaws or any law which might otherwise permit a lesser vote, the affirmative vote of the holders of at least two-thirds (2/3) of all classes of stock entitled to vote in the election of directors shall be required to alter, amend or repeal this Article Three.

ARTICLE FOUR

CONSTITUENCY CONSIDERATIONS

In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the Board of Directors, committees of the Board of Directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation, the communities in which offices or other establishments of the Corporation are located, and all other factors such directors consider pertinent; provided, however, that this Article shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency and right to be considered.

ARTICLE FIVE

AMENDMENT OF BYLAWS

Except as otherwise provided in this Article Five, the Bylaws may be altered, amended or repealed, and new Bylaws may be adopted, by (a) the affirmative vote of the holders of two-thirds (2/3) of the shares of stock then outstanding and entitled to vote in the election of directors, or (b) the Board of Directors of the Corporation, but any Bylaw adopted by the Board of Directors may be altered, amended, or repealed, or new Bylaws may be adopted, by the affirmative vote of the holders of two-thirds (2/3) of the shares of stock entitled to vote in the election of directors. The shareholders may prescribe, by so expressing in the action they take in amending or adopting any Bylaw or Bylaws, that the Bylaw or Bylaws so amended or adopted by them shall not be altered, amended or repealed by the Board of Directors. Notwithstanding the foregoing, Section 4.05 of the Bylaws may not be modified, amended or repealed except by the affirmative vote of the holders of a majority of the shares of stock then outstanding and entitled to vote in the election of directors.

ARTICLE SIX

LIMITATION OF DIRECTOR LIABILITY

6.1 Limitation of Liability. A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability:

(i) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation;

(ii) for acts or omissions which involve intentional misconduct or a knowing violation of law;

(iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or

(iv) for any transaction from which the director received an improper personal benefit.

6.2 Repeal or Modification of this Article. Any repeal or modification of the provisions of this Article by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the liability of a director of the corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.

6.3 Additional Provisions. If the Georgia Business Corporation Code is amended, after this Article becomes effective, to authorize corporate action further eliminating or limiting the liability of directors, then, without further corporate action, the liability of a director of the Corporation, in addition to the limitation on liability provided herein, shall be limited to the fullest extent permitted by the Georgia Business Corporation Code, as so amended.

6.4 Severability. In the event that any of the provisions of this Article (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

* * *

These Second Amended and Restated Articles of Incorporation contain amendments requiring shareholder approval and were duly adopted in accordance with the applicable provisions of Section 14-2-1003 of the Georgia Business Corporation Code by the Board of Directors of the Corporation on July 24, 2012 and by the shareholders of the Corporation on September [ ], 2012

These Second Amended and Restated Articles of Incorporation supersede the Amended and Restated Articles of Incorporation and all amendments thereto.

IN WITNESS WHEREOF, the Corporation has caused these Second Amended and Restated Articles of Incorporation to be executed by its duly authorized officer on this _____ day of ________, 2012.

GLOBAL PAYMENTS INC.

By: ____________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from _____________ to _____________

Commission File No. 001-16111

globalpayments

GLOBAL PAYMENTS INC.

(Exact name of registrant as specified in charter)

GEORGIA	**58-2567903**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
10 Glenlake Parkway, North Tower, Atlanta, Georgia	**30328-3473**
(Address of principal executive offices)	*(Zip Code)*

770-829-8000

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, No Par Value	**New York Stock Exchange**
Series A Junior Participating Preferred Share Purchase Rights	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

NONE

(Title of Class)

Indicate by check mark	**YES**	**NO**
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑	☐
• if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.	☐	☐

• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

	YES	NO
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $3,439,642,327.

The number of shares of the registrant's common stock outstanding at July 16, 2012 was 78,658,674 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Specifically identified portions of the registrant's proxy statement for the 2012 annual meeting of shareholders are incorporated by reference in Part III.

Table of Contents

Cautionary Notice Regarding Forward-Looking Statements

Unless the context requires otherwise, references in this report to "Global Payments," the "Company," "we," "us," and "our" refer to Global Payments Inc. and our respective subsidiaries.

We believe that it is important to communicate our plans and expectations about the future to our shareholders and to the public. Some of the statements we use in this report, and in some of the documents we incorporate by reference in this report, contain forward-looking statements concerning our business operations, economic performance and financial condition, including in particular: our business strategy and means to implement the strategy; measures of future results of operations, such as revenue, expenses, operating margins, income tax rates, and earnings per share; other operating metrics such as shares outstanding and capital expenditures; our success and timing in developing and introducing new products or services and expanding our business; and the successful integration of future acquisitions. You can sometimes identify forward-looking statements by our use of the words "believes," "anticipates," "expects," "intends," "plan," "forecast," "guidance" and similar expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the plans and expectations reflected in or suggested by our forward-looking statements are reasonable, those statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen and reflect future business decisions that are subject to change. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Our actual revenues, revenue growth rates and margins, other results of operations and shareholder values could differ materially from those anticipated in our forward-looking statements as a result of many known and unknown factors, many of which are beyond our ability to predict or control. These factors include, but are not limited to, those set forth in Item 1A - Risk Factors of this report, those set forth elsewhere in this report and those set forth in our press releases, reports and other filings made with the Securities and Exchange Commission, or SEC. These cautionary statements qualify all of our forward-looking statements, and you are cautioned not to place undue reliance on these forward-looking statements.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. While we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to publicly release the results of any revisions to our forward-looking statements.

PART I

ITEM 1 Business

General Developments

Financial Highlights

In the year ended May 31, 2012, or fiscal 2012, revenue increased 18% to $2,203.8 million from $1,859.8 million in the year ended May 31, 2011, or fiscal 2011. This revenue growth was primarily due to growth in most of our markets around the world and also due to the impact of our acquisition in Spain on December 20, 2010.

Consolidated operating income was $307.3 million for fiscal 2012, compared to $331.6 million for fiscal 2011. Consolidated operating income for fiscal 2012 includes processing system intrusion costs of $84.4 million. Net income attributable to Global Payments decreased $21.0 million, or 10%, to $188.2 million in fiscal 2012 from $209.2 million in the prior year, resulting in a $0.23 decrease in diluted earnings per share to $2.37 in fiscal 2012 from $2.60 in fiscal 2011.

North America merchant services segment revenue increased $204.4 million or 15% to $1,567.3 million in fiscal 2012 from $1,362.9 million in fiscal 2011. North America merchant services segment operating income increased to $281.3 million in fiscal 2012 from $268.2 million in fiscal 2011, with operating margins of 17.9% and 19.7% for fiscal 2012 and 2011, respectively.

International merchant services segment revenue increased $139.7 million or 28% to $636.6 million in fiscal 2012 from $496.9 million in fiscal 2011. International merchant services operating income also increased to $196.1 million in fiscal 2012 from $143.9 million in fiscal 2011, with operating margins of 30.8% and 29.0% for fiscal 2012 and 2011, respectively.

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" for a detailed explanation of these results.

Fiscal 2012 Acquisitions

During the fiscal year 2012 we completed three targeted acquisitions which expanded our International and ecommerce presence. In December 2011, our UCS subsidiary acquired Alfa-Bank's merchant acquiring business. Alfa-Bank is the largest privately owned bank in Russia. In December 2011, we also acquired a merchant acquiring business in Malta and in January 2012 acquired a U.S. ecommerce portfolio. The aggregate purchase price for these three transactions was approximately $44 million.

Business Description

Global Payments Inc. is a leading provider of electronic payments transaction processing services for consumers, merchants, Independent Sales Organizations ("ISO"s), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, the United Kingdom, Spain, the Asia-Pacific region, the Czech Republic, and the Russian Federation. We serve as an intermediary to facilitate electronic payment transactions and operate in two business segments, North America Merchant Services and International Merchant Services. We were incorporated in Georgia as Global Payments Inc. in September 2000, and we spun-off from our former parent company on January 31, 2001. Including our time as part of our former parent company, we have been in the payments business since 1967.

Our North America Merchant Services and International Merchant Services segments target customers in many vertical industries including financial institutions, gaming, government, health care, professional services, restaurants, retail, universities, nonprofit organizations and utilities. Please see Note 14 in the notes to consolidated financial statements for additional segment information and "Item 1A - Risk Factors" for a discussion of risks involved with our operations.

Merchant Services Overview

Our merchant acquiring services are similar around the world in that we accept a variety of card and electronic based payments at the point of sale. The majority of our business model provides payment products and services directly to merchants as our end customers. We also provide similar products and services to financial institutions and a limited number of ISOs that, in turn, resell our products and services, in which case, the financial institutions and select ISOs are our end customers. These particular services are marketed in the United States, Canada, and parts of Eastern Europe.

We provide our merchant customers with the ability to accept check, card and electronic-based payments. The term "merchant" generally refers to any organization that accepts credit or debit cards for the payment of goods and services. We sell our services through multiple sales channels around the world and target customers in many vertical industries. Card-based payment forms consist of credit, debit, gift, stored value, and electronic benefits transfer cards. Credit and debit card transaction processing includes the processing of the world's major international card brands, including American Express, China UnionPay, Discover, JCB, MasterCard, and Visa, as well as certain domestic debit networks, such as Interac in Canada. Electronic payment processing involves a consumer or cardholder acquiring goods or services from a merchant and using a credit or debit card or other electronic method as the form of payment. We are the processing intermediary between the merchant, the credit and debit networks and the financial institutions that issue cards. Our comprehensive offerings include terminal sales and deployment, front-end authorization processing, settlement and funding processing, full customer support and help-desk functions, chargeback resolution, industry compliance, PCI security, consolidated billing and statements, and on-line reporting. Our value proposition is to provide high quality, responsive, secure and full end-to-end service to all of our customers. Currently, we target merchant customers in the United States, Canada, the United Kingdom, Spain, Czech Republic, Malta, the Asia-Pacific region and the Russian Federation.

The majority of merchant services revenue is generated on services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number of transactions or the transaction value. The majority of credit cards and signature debit cards, which are only a U.S. based card type, are based on a percentage of transaction value along with other related fees, while PIN debit cards are typically a fee per transaction.

Credit and Debit Card Transaction Processing

Credit and debit networks establish uniform regulations that govern much of the payment card industry. During a typical card transaction, the merchant and the card issuer do not interface directly with each other, but instead rely on merchant acquirers. Merchant acquirers are typically financial institutions or independent processors like Global Payments. Global Payments performs a series of services including authorization, electronic draft capture, file transfers to facilitate funds settlement and certain exception-based, back office support services such as chargeback and retrieval resolution.

Electronic draft capture is the process of transferring sales draft data into an electronic format so that it may be sent through networks for clearing and settlement. The card networks, primarily Visa, MasterCard, and Discover, use a system known as interchange in the case of credit and signature debit cards for this purpose. Financial institutions use the debit networks for PIN-based debit cards to transfer the information and funds between the card issuers and merchant acquirers to complete the link between merchants and card issuers. Debit card payments differ slightly from traditional credit card transactions in that the cardholder is required to have sufficient funds available in a deposit account at the time of the transaction, or the debit card transaction will not be authorized. PIN-based debit transactions are sent through a debit network while signature-based debit or check card transactions, which are offered exclusively in the United States, are sent through Visa and MasterCard and require a signature at the time of purchase. Also, PIN-based debit transactions typically deduct the purchase amount from the cardholder's deposit account within a day of the purchase, depending on the time of the purchase. Signature-based debit, or check card transactions, typically debit the cardholder's deposit account two to three days after the purchase, although the funds are "held" with a memo posted to the cardholder's bank account. A credit card transaction posts to a cardholder's card account, reducing the available credit limit in a similar manner.

In order to provide credit and signature-based debit card transaction processing services for MasterCard and Visa, we must either be a member of these systems or be designated as a certified processor by MasterCard and Visa in addition to being a Merchant Service Provider by MasterCard and an Independent Sales Organization by Visa. Currently, these designations are dependent upon member clearing banks of either organization sponsoring us and our adherence to the standards of the Visa and MasterCard networks. A financial institution that is a member of the Visa and/or MasterCard card networks (which we refer to in this discussion as Member) must sponsor an electronic transaction payment processor such as Global Payments. We have five primary financial institution sponsors in the United States, Canada, the United Kingdom, Spain, the Asia-Pacific region, and the Russian Federation with whom we have sponsorship or depository and clearing agreements. These agreements allow us to route transactions under the member banks' control and identification numbers to clear credit card transactions through Visa and MasterCard. Certain of the member financial institutions of Visa and MasterCard are our competitors. Visa and MasterCard set the standards with which we must comply. In certain markets, we have achieved membership in various payment networks, allowing us to process and fund transactions without third-party financial institution sponsorship. We intend to pursue memberships in additional markets in the future.

We also provide credit card transaction processing for Discover Financial Services or Discover Card ("Discover") and are designated as an acquirer by Discover. This designation provides us with a direct relationship between us and Discover, and therefore a Member sponsorship is not required. Our agreement with Discover allows us to route and clear transactions directly through Discover's network. Otherwise, we process Discover transactions similarly to the way we process MasterCard and Visa transactions. Discover publishes acquirer operating regulations with which we must comply. We use our Members to assist in funding merchants for Discover transactions.

Additionally, we provide credit and debit card transaction processing for China Unionpay ("CUP") in selected markets and through a variety of methods, and are either designated as an acquirer by China Unionpay or are sponsored by a China Unionpay member institution. China Unionpay publishes acquirer operating regulations with which we must comply. We use our Members to assist in funding merchants for China Unionpay transactions.

How a Card Transaction Works

A typical card transaction begins when a cardholder presents a card for payment at a merchant location where the card information is captured by a POS terminal card reader, which may be sold or leased, and serviced by Global Payments. Alternatively, card and transaction information may be captured and transmitted to our network through a POS device by one of a number of products that we offer directly or through a value added reseller ("VAR"). The terminal electronically records sales draft information, such as the card identification number, transaction date and value of the goods or services purchased.

After the card and transaction information is captured by the POS device, the terminal automatically either dials a pre-programmed phone number or otherwise connects to our network through the internet or other communication channels in order to receive authorization of the transaction. For a credit card transaction, authorization services generally refer to the process in which the card issuer indicates whether a particular credit card is authentic and whether the impending transaction value will cause the cardholder to exceed defined credit limits. In a debit card transaction, the company obtains authorization for the transaction from the card issuer through the payment network verifying that the cardholder has sufficient funds for the transaction.

Timing differences, interchange expense, merchant reserves and exception items cause differences between the amount the Member receives from the card networks and the amount funded to the merchants. The standards of the card networks restrict us from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member until the merchant is funded. However, in practice and in accordance with the terms of our sponsorship agreements with our Members, we generally follow a net settlement process by region whereby, if the incoming amount from the card networks precedes the Member's funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member, in an account at the Member bank, and record a corresponding liability. Conversely, if the Member's funding obligation to the merchant precedes the incoming amount from the card networks, the amount of the Member's net receivable position is either subsequently advanced to the Member by us or the Member satisfies this obligation with its own funds. If the Member uses its own funds, the Member assesses a funding cost. Each participant in the transaction process receives compensation for its services.

As an illustration, on a $100.00 credit card transaction, the card issuer may fund the Member $98.50 after retaining approximately $1.50 referred to as an interchange fee or interchange expense. The card issuer seeks reimbursement of $100.00 from the cardholder in the cardholder's monthly credit card bill. The Member would, in turn, pay the merchant $100.00. The net settlement after this transaction would require Global Payments to advance the Member $1.50. After the end of the month, we would bill the merchant a percentage of the transaction, or discount, to cover the full amount of the interchange fee and our net revenue from the transaction. If our net revenue from the merchant in the above example was 0.5%, we would bill the merchant $2.00 at the end of the month for the transaction, reimburse ourselves for approximately $1.50 in interchange fees and retain $0.50 as our revenue for the transaction. Our profit on the transaction reflects the revenue less operating expenses, including the network and systems cost to process the transaction (including assessments) and commissions paid to our sales force or ISO. Assessments are fees charged by Visa and MasterCard based on the dollar value of transactions processed through their networks.

Business Segments

North America Merchant Services Segment

North America merchant services revenues represent 71% of our total consolidated fiscal 2012 revenues and include operations in the United States and Canada. In the United States, we sell our services via ISOs, a direct sales force, trade associations, agent and VAR referral arrangements, as well as proprietary telesales groups.

Our ISO channel targets a variety of merchant types with typical annual bankcard volumes of $150,000 or less. The ISOs contract with Global Payments to provide processing and other services depending on the ISOs' requirements. These contracts are multi-year and priced by service on a per transaction basis. The ISOs act as a third-party sales group selling Global Payments-branded merchant acquiring products and services, with the majority of Global Payments ISOs marketing direct merchant acquiring. Because Global Payments is a primary party to the merchant contract as a result of our bank sponsor relationship, the full amount of fees collected from the merchant is recorded as revenue. The excess of revenue earned over the ISO contractual transaction fee (plus assessments) is remitted to the ISO in the form of a residual payment on a monthly basis and is recorded in Sales, general and administrative expenses.

Our direct sales channel receives qualified leads from our agent bank, VAR and trade association referral partners signing a variety of mid-to-large sized merchants with annual bankcard volume on average above $300,000. Our merchant portfolio is also increased by targeted campaigns and other lead generating efforts by our direct sales force. Our sales force is paid a combination of base salary and commission. Our referral partners are paid various referral fees.

Our U.S. revenue also includes check and gaming services and indirect merchant services. Our check products offer merchant customers risk management alternatives, in the case of our verification and recovery offerings, or risk elimination, in the case of our guarantee offerings, by leveraging our internal and external databases of checkwriters to help decide whether the merchant should accept a check as the form of payment from a particular checkwriter. Our check services products are part of our direct merchant service offering.

The majority of check services involve providing check guarantee services for checks received by merchants. Under the guarantee service, when a merchant receives a check in payment for goods and services, the transaction is submitted and analyzed by the Company. The Company either accepts or declines the check for warranty coverage under its guarantee service. If the Company approves the check for warranty coverage and the merchant accepts the check, the merchant will either deposit the check in its bank account or process it for settlement through the company's electronic check acceptance service. If the check is returned unpaid by the merchant's bank and the returned check meets the requirements for warranty coverage, the Company is required to purchase the check from the merchant at its face value. The Company then owns the purchased check and pursues collection of the check from the check writer. As a result, the Company bears the risk of loss if the company is unable to collect the returned check from the check writer. We earn a fee for each check guaranteed, which generally is determined as a percentage of the check amount.

In the specialized vertical market of gaming, our VIP LightSpeed® proprietary software and VIP Preferred Advantage™ product provide the gaming industry with the tools necessary to establish revolving check cashing limits for a casino's customers. Our gaming products allow fast access to cash with high limits so that gaming establishments can increase the flow of money to their gaming floors and reduce risk. We derive revenue from our gaming products primarily based on a percentage of the transaction value.

International Merchant Services Segment

International merchant services revenues represent 29% of our total consolidated fiscal 2012 revenues and include operations in Europe and the Asia-Pacific region. Our business in Europe is primarily located in the United Kingdom, Spain, the Czech Republic, and the Russian Federation. Our Asia-Pacific region includes the following eleven countries and territories: Brunei, China, Hong Kong, India, Macau, Malaysia, Maldives, the Philippines, Singapore, Sri Lanka and Taiwan. We have a direct sales force in the United Kingdom, Spain, the Russian Federation and the Asia-Pacific region through which we primarily sell our direct merchant acquiring services while leveraging our bank referral relationships. In the Czech Republic and the Russian Federation we also provide indirect merchant acquiring services.

Total revenues from our segments, by geography, are as follows (amounts in thousands):

	Year Ended May 31,		
	2012	2011	2010
Revenues:			
United States	$ 1,234,818	$ 1,031,997	$ 902,844
Canada	**332,434**	**330,872**	**317,272**
North America Merchant Services	1,567,252	1,362,869	1,220,116
Europe	**489,300**	**359,567**	**315,023**
Asia-Pacific	147,295	137,366	107,329
International Merchant Services	**636,595**	**496,933**	**422,352**
CONSOLIDATED REVENUES	**$ 2,203,847**	**$ 1,859,802**	**$ 1,642,468**

Industry Overview and Target Markets

Industry Overview

Payment processing service providers offer high-volume electronic transaction payment processing and support services directly to merchants, multinational corporations, financial institutions and ISOs.

We are a leading mid-market and small-market merchant acquirer in the United States and we primarily compete with First Data Corporation, Bank of America Merchant Services, Chase Paymentech, Wells Fargo, Vantiv, Heartland Payment Systems and Elavon.

In Canada, we have a significant market share we believe to be second to Moneris Solutions. Moneris Solutions is a joint venture between the Royal Bank of Canada and the Bank of Montreal. We also consider Chase Paymentech Solutions and TD Merchant Services to be major competitors in the Canadian market.

In the European and Asia-Pacific regions, financial institutions remain the dominant providers of payment processing services to merchants, although the outsourcing of merchant processing services to third party service providers is becoming more prevalent. Processing services have become increasingly complex, requiring significant capital commitments to develop, maintain and update the systems necessary to provide these advanced services at a competitive price.

In the United Kingdom, we believe we hold the number three market position compared to our primary competitors WorldPay and Barclays. In Spain, we hold the number one market share position and our primary competitors are Banco Bilbao Vizcaya Argentaria, S.A and Caja Madrid, although all banks offer some form of card processing in line with the traditional full service model in the market. While we have a market leading position with our partner Caixa Bank, we are expecting similar models to become more prevalent as further consolidation occurs in the banking sector. We believe we hold the number one market share position in The Russian Federation in a highly fragmented payments market. Our competition is made up of various financial institutions, including Sberbank, VTB, Raiffeisen Bank, and Russian Standard Bank. In the Czech Republic, our primary competitors are First Data, SiNSYS, and Euronet. In the Asia-Pacific region, our primary competition is from financial institutions that offer merchant acquiring services in each of our eleven markets.

As a result of continued growth in our industry, several large merchant acquirers, including us, have expanded operations both domestically and internationally. This expansion has come in the form of acquisitions and the creation of alliances and joint ventures. We believe that the electronic payment transaction processing industry will continue to consolidate as banks and independent processors that do not have the necessary infrastructure to participate in a highly competitive environment look to exit the business.

We believe the number of electronic transactions will continue to grow in the future and that an increasing percentage of these transactions will be processed through emerging technologies. To help our customers reduce their transaction costs and accelerate the transaction approval process, we have integrated new technologies into our service offerings such as internet protocol communications and check truncation or conversion at the point of sale. In order to support and integrate payments into our merchants' various business solutions utilized through Value-Added Resellers (VARs), the company created a developer portal simplifying the payment enablement process with multiple VARs.

We are also able to offer our customers integrated ecommerce solutions. Through our VAR relationships, we have several products that support radio frequency identification for contactless payment cards as well as near field communication enabled Smartphones that contain mobile wallet software, which position Global Payments to participate in the mobile payments market. We also offer our customers the ability of accepting payments utilizing a mobile device as a point of sale terminal. As mobile payments continue to evolve and are desired by merchants and consumers, we intend to continue partnering with VARs and developing new products and services that will exploit the benefits that these new technologies can offer our customers. We also believe that new markets will continue to develop in areas that have been previously dominated by paper-based transactions. Industries such as ecommerce, healthcare, education, government, recurring payments, and business-to-business should continue to see transaction volumes migrate to more electronic-based settlement solutions. We believe that the continued development of new products and services and the emergence of new vertical markets will be a factor in the growth of our business for the foreseeable future.

Target Markets

We believe that significant global opportunities exist for growth in the application of electronic transaction payment processing services. Although the United States accounts for the largest payment processing volume in the world, global expansion by financial institutions into new geographies and the increased recognition by governments of the role of payment cards in facilitating economic growth are rapidly transforming the electronic commerce market into a global opportunity.

The growth of card transactions correlates with the historic growth of our business. According to *The Nilson Report* dated April 2012, worldwide annual general purpose card purchase volume increased 18.5% to $11.2 trillion in 2011. General purpose cards include the major card networks brands such as Visa, MasterCard, American Express, China UnionPay, JCB, and Diners Club. In Canada, general purpose cards also include Interac debit cards.

The Nilson Report dated February 2012 estimates that more than $3.6 trillion of annual consumer spending was charged in 2011 using general purpose cards in the United States, a 10.4% increase from 2010. The *Nilson Report* dated March 2012 reported that $533.1 billion (United States Dollars) of annual Canadian consumer spending uses general purpose cards as the form of payment, representing an increase of 7.3% from 2010. The *Nilson Report* dated June 2012 estimates that $2.4 trillion of annual consumer spending was charged in 2011 using general purpose cards in Europe, a 11% increase from 2010. We process in eleven countries and territories in the Asia-Pacific region. These markets include almost 39% of the world's population and 71% of the total Asia-Pacific population according to the ***CIA World Factbook.*** We believe there are significant, long-term growth opportunities for payment processing in this region.

Strategy

We seek to leverage the rapid adoption of, and transition to, card and electronic based payments by expanding market share in our existing markets through our distribution channels and through acquisitions and also enter new markets through acquisitions in the Americas, the Asia-Pacific region and Europe. We intend to continue to invest in and leverage our technology infrastructure and our people, thereby maximizing shareholder value. We intend to accomplish this overall strategy by increasing our penetration of existing markets and further leveraging our infrastructure. Our objectives include:

- grow our direct merchant services market share by concentrating on the small and mid-market merchant segments, while selectively targeting national merchants that meet our profitability criteria;
- expand our direct merchant services distribution channels, including our existing sales force, ISOs, original equipment manufacturer ("OEMs"), VARs, ecommerce, mobile wallet software and other referral relationships;
- focus on the highest potential markets and channels including emerging technologies;
- continue to develop a seamless, multinational acquiring platform and solutions for leading global customers;
- provide the best possible customer service at levels that exceed our competitors while leveraging our global infrastructure by investing in technology, training and product enhancements;
- provide enhanced products and services by developing value-added applications, enhancing existing products and developing new systems and services to blend technology with our customer needs;
- drive efficiencies throughout our technology infrastructure by continual systems integrations where applicable;
- pursue potential domestic and international acquisitions or investments in and alliances with companies that have high growth potential or significant market presence and operate in profitable sectors of payments-related industries through compatible technology, products and services, and development and distribution capabilities; and
- focus on international markets with high payments industry growth or significant market presence in Europe, the Asia-Pacific region and Latin America.

Safeguarding Our Business

Privacy and security are central to our service. We work with information security and forensics firms and employ advanced technologies to investigate and address issues related to processing system security. We also work with industry third parties, regulators and law enforcement to fully resolve security incidents and assist in efforts to prevent unauthorized access to our processing system.

In early March of this year, we identified and self-reported unauthorized access into a limited portion of our processing system. We have concluded our investigation, and we believe that a limited portion of our North American card processing system was affected. We do not believe our International card processing systems were similarly accessed.

As a result of this event, certain card networks removed us from their list of Payment Card Industry Data Security Standard, referred to as PCI DSS, compliant service providers. We have hired a Qualified Security Assessor, or QSA, to conduct an independent review of the PCI DSS compliance of our systems. Once that review is complete and we conclude the required remediation, we will work closely with the networks to return to the lists of PCI DSS compliant service providers as quickly as possible. We continue to sign new merchants and process transactions around the world for all card networks.

The investigation also revealed potential unauthorized access to servers containing personal information collected from a subset of merchant applicants. It is unclear whether any such information was exported; however, we notified potentially-affected individuals and made available credit monitoring and identity protection insurance at no cost to the individual.

We believe that the incident is contained and have significantly enhanced our hardware and software systems, network monitoring and security procedures.

Employees

As of May 31, 2012, we had 3,796 employees. Many of our employees are highly skilled in technical areas specific to electronic transaction payment processing. We believe that our current and future operations depend substantially on retaining our key technical employees.

Government Regulation

Various aspects of our business are subject to regulation and supervision under federal, state and local laws in the United States, as well as laws and regulations that affect the electronic payments industry in the countries in which we operate. In addition, we are subject to rules promulgated by the various payment networks, including Visa, MasterCard, Discover, American Express and Interac; the Payment Services Directive in Europe; as well as a variety of other regulations, including escheat laws and applicable privacy and information security regulations. In addition, because we provide data processing services to banks and other financial institutions, we are subject to examination by the Federal Financial Institutions Examination Council (FFIEC). Set forth below is a brief summary of some of the significant laws and regulations that apply to the Company. These descriptions are not exhaustive and are qualified in their entirety by reference to the particular statutory or regulatory provision.

The Dodd-Frank Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which will result in significant structural and other changes to the regulation of the financial services industry. The Dodd-Frank Act directed the Board of Governors of the Federal Reserve ("Board") to regulate the debit interchange transaction fees that a card issuer or payment card network receives or charges for an electronic debit transaction. The Act requires that these fees be "reasonable and proportional" to the cost incurred by the card issuer in authorizing, clearing and settling the transaction. On June 29, 2011, the Board announced the final rules governing debit card interchange fees, and routing and exclusivity restrictions. Under these rules, debit interchange rates for card issuers with assets of $10 billion or more are capped at $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the issuer's fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. In addition, the rules contain prohibitions on network exclusivity and merchant routing restrictions that require a card issuer to enable at least two unaffiliated networks on each debit card, prohibit card networks from entering into exclusivity arrangements, and restrict the ability of issuers or networks to mandate transaction routing requirements. The interchange fee limitations and prohibition on merchant routing restrictions took effect on October 1, 2011. The prohibition on network exclusivity arrangements took effect on October 1, 2011 for payment card networks and April 1, 2012 for most debit card issuers. In addition, the prohibition on network exclusivity arrangements will take effect for certain health and benefit cards and general-use prepaid cards on April 1, 2013.

The Dodd-Frank Act also created the Financial Stability Oversight Council ("FSOC"), which was established to, among other things, identify risks to the stability of the U.S. financial system. The FSOC has the authority to require supervision and regulation of nonbank financial companies by the Federal Reserve if the FSOC determines either that (i) material financial distress at the nonbank financial company or (ii) the nature, scope, size, scale, concentration, interconnectedness, or mix of activities of the nonbank financial company could pose a threat to the financial stability of the United States. Separately, the FSOC has the authority to designate financial market utilities ("FMUs") and financial institutions engaged in payment, clearing and settlement ("PCS") activities as systemically important if the FSOC determines that failure or disruption to the functioning of the FMU or conduct of the PCS activities could threaten the stability of the U.S. financial system. Such a designation will subject the FMU or financial institution to oversight and risk management standards established by the Federal Reserve (in consultation with the FSOC and certain other applicable regulatory agencies). Early indications suggest that the FSOC is focused on the regulation of financial services companies that operate unregulated wholesale transfer systems or engage in largely unregulated commodities, derivatives and currency markets, and not on entities such as the Company.

Payment Network Rules

We are subject to the rules of MasterCard, Visa, Discover and Interac, and other payment networks. In order to provide our transaction processing services, several of our subsidiaries are registered with Visa and MasterCard as service providers for member institutions and with other networks. Accordingly, we are subject to card association and network rules that could subject us to a variety of fines or penalties that may be levied by the card networks for certain acts or omissions.

Banking Laws and Regulations

Because we provide data processing and technology services to banks and other financial institutions, we are subject to examination by the Federal Financial Institutions Examination Council (FFIEC). The FFIEC is an interagency body comprised of the federal bank and credit union regulators (the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of the Comptroller of the Currency, and the Bureau of Consumer Financial Protection). The FFIEC examines large data processors in order to recognize and supervise risks associated with systemically significant service providers and the risk they may pose to the banking industry. In addition, we are subject to Directive 2007/60 EC in the European Union ("the Payment Services Directive"), which was implemented in most European Union member states through national legislation. As a result of this legislation, we are subject to regulation and oversight in certain EU member nations, including the requirement that we maintain specified regulatory capital.

Privacy and Information Security Laws

We provide services that may be subject to various state, federal and foreign privacy laws and regulations. These laws and regulations include the federal Gramm-Leach-Bliley Act, which applies to a broad range of financial institutions and to companies that provide services to financial institutions. We are also subject to foreign data protection and privacy laws. Among other things, these foreign and domestic laws, and their implementing regulations, restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information. These laws also impose requirements for safeguarding and removal or elimination of personal information. Certain state laws also restrict the ability of the Company to collect and utilize certain types of information such as Social Security and driver's license numbers.

Anti-money Laundering and Counter Terrorist Requirements

Regulations issued by the U.S. Treasury Office Department of Foreign Assets Control ("OFAC") place prohibitions and restrictions on all U.S. citizens and entities, including the Company, with respect to transactions by U.S. persons with specified countries and individuals and entities identified on OFAC's Specially Designated Nationals list (for example, individuals and companies owned or controlled by, or acting for or on behalf of, countries subject to certain economic and trade sanctions, as well as terrorists, terrorist organizations and narcotics traffickers identified by OFAC under programs that are not country specific). Similar requirements apply to transactions and to dealings with persons and entities specified in lists maintained in other countries. We have developed procedures and controls that are designed to monitor and address legal and regulatory requirements and developments and that allow our customers to protect against having direct business dealings with such prohibited countries, individuals or entities.

Debt Collection Laws

Our subsidiary, Global Payments Check Services, Inc., is subject to the Fair Debt Collection Practices Act and similar state laws in connection with its check guarantee service, which guarantees the payment of checks on behalf of certain merchants. These laws are designed to eliminate abusive, deceptive, and unfair debt collection practices and require licensing at the state level. Global Payments Check Services, Inc. has procedures in place to comply with the requirements of these laws and is licensed in a number of states in order to engage in collection in those states.

Escheat Laws

We are subject to unclaimed or abandoned property laws in the United States and in foreign countries that require us to transfer to certain government authorities the unclaimed property of others that we hold when that property has been unclaimed for a certain period of time. Moreover, we are subject to audit by state regulatory authorities with regard to our escheatment practices.

Where to Find More Information

We file annual and quarterly reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or the SEC. You may read and print materials that we have filed with the SEC from its website at www.sec.gov. In addition, certain of our SEC filings, including our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to them can be viewed and printed from the investor information section of our website at www.globalpaymentsinc.com free of charge. Certain materials relating to our corporate governance, including our senior financial officers' code of ethics, are also available in the investor information section of our website. Copies of our filings, specified exhibits and corporate governance materials are also available, free of charge, by writing us using the address on the cover of this Form 10-K. You may also telephone our investor relations office directly at (770) 829-8234. We are not including the information on our website as a part of, or incorporating it by reference into, this report.

Our SEC filings may also be viewed and copied at the following SEC public reference room, and at the offices of the New York Stock Exchange, where our common stock is quoted under the symbol "GPN."

SEC Public Reference Room
100 F Street, N.E.
Washington, DC 20549

(You may call the SEC at 1-800-SEC-0330 for further information on the public reference room.)

NYSE Euronext
20 Broad Street
New York, NY 10005

ITEM 1A Risk Factors

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this Annual Report on Form 10-K and other SEC filings before you decide whether to buy our common stock. The risks identified below are not all encompassing but should be considered in establishing an opinion of our future operations. If any of the events contemplated by the following discussion of risks should occur, our business, results of operation and financial condition could suffer significantly. As a result, the market price of our common stock could decline and you may lose all or part of the money you paid to buy our common stock.

Failure to safeguard our data could affect our reputation among our merchant clients and cardholders, and may expose us to penalties, fines, liabilities and legal claims.

Under VISA, MasterCard and Discover card network rules, as well as various state laws, we are responsible for information provided to us by merchants, independent sales organizations, or ISO's, third party service providers, and other agents (all of which we refer to as "associated third parties"), which we require in order to process transactions and for fraud prevention. This information includes bankcard numbers, names, addresses, social security numbers, drivers' license numbers, and bank account numbers. We process the data and deliver our products and services by utilizing computer systems and telecommunications networks operated both by us and by third party service providers. We have ultimate liability to the card networks and their member financial institutions for our failure or the failure of our associated third parties to protect this information. Although plans and procedures are in place to protect this sensitive data, we cannot be certain that our measures will be successful and will be sufficient to counter all current and emerging technology threats designed to breach our systems in order to gain access to confidential information.

Although we generally require that our agreements with service providers who have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except in accordance with the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of merchant and consumer data. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability and protracted and costly litigation.

In early March of this year, we identified and self-reported unauthorized access into a limited portion of our processing system. We have concluded our investigation and we believe that a limited portion of our North American card processing system was affected. We do not believe our International card processing systems were similarly accessed.

As a result of this event, certain card networks removed us from their list of PCI DSS compliant service providers. We have hired a QSA to conduct an independent review of the PCI DSS compliance of our systems. Once that review is complete, and we conclude the required remediation, we will work closely with the networks to return to the lists of PCI DSS compliant service providers as quickly as possible. Our failure or a delay in returning to the lists could have a material adverse effect on our business, financial condition and results of operation.

The investigation also revealed potential unauthorized access to servers containing personal information collected from a subset of merchant applicants. It is unclear whether any such information was exported; however, we notified potentially-affected individuals and made available credit monitoring and identity protection insurance at no cost to the individual.

We expect the card networks will seek to impose fines, penalties and/or other assessments against us or our sponsor banks (who would seek indemnification from us pursuant to our agreements with them). We expect the card networks to seek to recover estimated fraud losses and operating expenses, including losses and expenses of issuing banks, associated with this event, as well as fines or penalties resulting from our failure to comply with card network rules and standards. The unauthorized access has resulted in legal action against us and could result in additional lawsuits in the future. See "Business - Legal Proceedings." In addition, governmental entities have made inquiries and may initiate investigations related to the event.

This incident has had and will continue to have a financial impact on us due to the expense of consultants and other professional advisors engaged to conduct the investigation and remediate any discovered issues, the costs of remediating the breach and returning to the network lists of PCI DSS compliant service providers, assessments, fines or penalties from the card networks and state authorities, and the cost of the credit monitoring and identity protection insurance we provided.

For the year ended May 31, 2012, we have recorded $84.4 million of expense associated with this incident. Of this amount, $19.0 million represents the costs we have incurred through May 31, 2012 for legal fees, fees of consultants and other professional advisors engaged to conduct the investigation and various other costs associated with the investigation and remediation. An additional $67.4 million represents an accrual of our estimate of fraud losses, fines and other charges that will be imposed upon us by the card networks. We have also recorded $2.0 million of insurance recoveries based on claims submitted to date as discussed below. We based our estimate of fraud losses, fines and other charges on our understanding of the rules and operating regulations published by the networks and preliminary settlement discussions with the networks. As such, the final settlement amounts and our ultimate costs associated with fraud losses, fines and other charges that will be imposed by the networks could differ from the amount we have accrued as of May 31, 2012. Any such difference could have a material impact on our results of operations in the period in which the associated claims are actually settled, or in the period in which we receive additional information that would cause us to refine our estimate of losses and adjust our accrual. Currently we do not have sufficient information to estimate the amount or range of additional possible loss. In addition, if we need to raise additional funds to finance our future capital needs, given the impact this event may have on our business and financial condition, we cannot provide any assurance that we will be able to obtain such financing on reasonable terms or at all. See "Management's Discussion and Analysis of Results of Operations" and "Business - Legal Proceedings."

A security breach like the one that recently occurred, or other misuse of data could harm our reputation and deter existing and prospective customers from using our products and services, increase our operating expenses in order to contain and remediate the breach, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by the card networks, and adversely affect our continued card network registration and financial institution sponsorship.

The Company is insured under a claims-made Professional and Technology Based Services, Technology Products, Computer Network Security, and Multimedia and Advertising Liability Insurance Policy and a claims-made Follow Form Excess Liability Insurance Policy issued by certain syndicates of Lloyd's Underwriters and State National Insurance Company, respectively, for the policy period beginning June 1, 2011 and ending June 1, 2012. The policies provide a total of $30 million in policy limits that are potentially available to cover certain first-party and third-party technology errors and omissions losses. The policies contain various sub-limits of liability and other terms, conditions and limitations, including a $1.0 million deductible per claim. The insurers have been advised of the circumstances surrounding our recent event. As of May 31, 2012 we have recorded $2.0 million in insurance recoveries based on claims submitted. We expect to receive additional recoveries as we receive assessments from the networks and submit additional claims. We will record receivables for such recoveries in the periods in which we determine such recovery is probable and the amount can be reasonably estimated.

We expect to incur additional costs associated with investigation, remediation and demonstrating PCI DSS compliance and for the credit monitoring and identity protection insurance we are providing to potentially-affected individuals. We will expense such costs as they are incurred in accordance with our accounting policies for such costs. We currently anticipate that such additional costs may be $55 to $65 million in fiscal 2013. We anticipate that we may receive additional insurance recoveries of up to $28 million.

Our revenues from the sale of services to merchants that accept Visa cards and MasterCard cards are dependent upon our continued Visa and MasterCard registration and financial institution sponsorship and, in some cases, continued participation in certain card networks.

In order to provide our Visa and MasterCard transaction processing services, we must be either a direct participant or be registered as a merchant processor or service provider of Visa and MasterCard. Registration as a merchant processor or service provider is dependent upon our being sponsored by member banks of both organizations. If our sponsor banks should stop providing sponsorship for us, we would need to find another financial institution to provide those services or we would need to attain direct participation, either of which could prove to be difficult and expensive. If we are unable to find a replacement financial institution to provide sponsorship or attain direct participation, we may no longer be able to provide processing services to the affected customers which would negatively impact our revenues and earnings. Furthermore, some agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices, including our solicitation, application, and qualification procedures for merchants and the terms of our agreements with merchants. Our bank sponsors' discretionary actions under these agreements could have a material effect on our business, financial condition, and results of operations. In connection with direct participation, the rules and regulations of various card associations and networks prescribe certain capital requirements. Any increase in the capital level required would limit our use of capital for other purposes.

In Canada, we have filed an application with the Canadian regulatory authorities for the formation of a wholly owned loan company in Canada which could serve as our financial institution sponsor. While such application is pending, in March 2011, we obtained temporary direct participation in the Visa Canada system. This temporary status will expire on September 30, 2012. In the event the wholly owned loan company has not been approved by such expiration date and Visa is unwilling to extend such temporary status, we have entered into an agreement with a financial institution that is willing to serve as our sponsor; however that agreement is not intended to be a long-term solution.

We rely on various financial institutions to provide clearing services in connection with our settlement activities. If we are unable to maintain clearing services with these financial institutions and are unable to find a replacement, our business may be adversely affected.

We rely on various financial institutions to provide clearing services in connection with our settlement activities. If such financial institutions should stop providing clearing services, we must find other financial institutions to provide those services. If we are unable to find a replacement financial institution we may no longer be able to provide processing services to certain customers which could negatively impact our revenue and earnings.

If we fail to comply with the applicable requirements of the card networks, they could seek to fine us, suspend us or terminate our registrations. If our merchants or ISOs incur fines or penalties that we cannot collect from them, we could end up bearing cost of fines or penalties.

We are subject to card association and network rules that could subject us to a variety of fines or penalties that may be levied by the card networks for certain acts or omissions. The rules of the card networks are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks' rules or policies to the detriment of non-members like us. The termination of our registrations or our status as a service provider or a merchant processor, or any changes in card association or other network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to our customers, could have a material adverse effect on our business, operating results and financial condition. If a merchant or an ISO fails to comply with the applicable requirements of the card associations and networks, it could be subject to a variety of fines or penalties that may be levied by the card associations or networks. If we cannot collect such amounts from the applicable merchant or ISO, we could end up bearing such fines or penalties, resulting in lower earnings for us. See also our discussion above under "*Failure to safeguard our data could affect our reputation among our merchant clients and cardholders, and may expose us to penalties, fines, liabilities and legal claims.*"

Increased merchant or ISO attrition could cause our financial results to decline.

We experience attrition in merchant credit and debit card processing volume resulting from several factors, including business closures, transfers of merchants' accounts to our competitors, unsuccessful contract renewal renegotiation, and account closures that we initiate for various reasons, as such heightened credit risks or contract breaches by merchants. Our ISO sales channel is a strong contributor to our revenue and earnings growth in our North America merchant services segment. If an ISO partner switches to another transaction processor, terminates our services, shuts down or becomes insolvent, we will no longer receive new merchant referrals from the ISO, and we risk losing existing merchants that were originally enrolled by the ISO. We cannot predict the level of attrition in the future and it could increase. Our announcement regarding unauthorized access into our system could cause an increase in attrition. Higher than expected attrition could negatively affect our results, which could have a material adverse effect on our business, financial condition and results of operations.

The payment processing industry is highly competitive and some of our competitors are larger and have greater financial and operational resources than we do, which may give them an advantage in our market with respect to the pricing of our products and services offered to our customers, and our ability to develop new technologies.

We operate in the electronic payments market, which is highly competitive. Our primary competitors in these markets include other independent processors, as well as financial institutions, ISOs, and, potentially, card networks. Many of our competitors are companies that are larger than we are and have greater financial and operational resources than we have. In addition, our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card networks. These factors may allow them to offer better pricing terms to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Our recent announcement of unauthorized access into our system could result in increased attrition and could negatively impact our ability to increase our market share. Any of these actions could have a material adverse effect on our business, financial condition, and results of operation.

In addition, many of our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including Internet payment processing services and mobile payment processing services that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render our product and services offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price we could demand for our offerings. Furthermore, we are facing competition from non-traditional competitors offering alternative payment methods, such as PayPal and Google. These non-traditional competitors have significant financial resources and robust networks and are highly regarded by consumers. If these non-traditional competitors gain a greater share of total electronic payments transactions, it could also have a material adverse effect on our business, financial condition and results of operation.

In order to remain competitive and to continue to increase our revenues and earnings, we must continually update our products and services, a process which could result in increased costs and the loss of revenues, earnings and customers if the new products and services do not perform as intended or are not accepted in the marketplace.

The electronic payments markets in which we compete are subject to rapid technological changes. These markets are characterized by technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of projects including the development of a new front-end platform for electronic payments processing, mobile payment applications, ecommerce services and other new offerings emerging in the electronic payments industry. These projects carry the risks associated with any development effort, including cost overruns, delays in delivery and performance problems. In the electronic payments markets these risks are even more acute. Any delay in the delivery of new products or services or the failure to differentiate our products and services could render them less desirable to our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments markets are designed to process very complex transactions and deliver reports and other information on those transactions, all at very high volumes and processing speeds. Any failure to deliver an effective and secure product or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs that could reduce our earnings in addition to a loss of revenue and earnings if promised new products are not timely delivered to our customers or do not perform as anticipated. We also rely in part on third parties, including some of our competitors and potential competitors, for the development and access to new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards and our failure to do so could have a material adverse effect on our business, operating results, and financial condition.

In order for us to continue to grow and increase our profitability, we must continue to expand our share of the existing electronic payments markets and also expand into new markets.

Our future growth and profitability depend upon our continued expansion within the markets in which we currently operate, the further expansion of these markets, the emergence of other markets for electronic transaction payment processing, and our ability to penetrate these markets. As part of our strategy to achieve this expansion, we look for acquisition opportunities, investments and alliance relationships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition, investment and alliance candidates in the future, and if we do, they may not provide us with the benefits we anticipated. Once completed, investments and alliances may not realize the value that we expect.

Our expansion into new markets is also dependent upon our ability to apply our existing technology or to develop new applications to meet the particular service needs of each new market. We may not have adequate financial or technological resources to develop effective and secure products and distribution channels that will satisfy the demands of these new markets. If we fail to expand into new and existing electronic payments markets, we may not be able to continue to grow our revenues and earnings.

There may be a decline in the use of cards as a payment mechanism for consumers or adverse developments with respect to the card industry in general.

If consumers do not continue to use credit or debit cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit cards, and debit cards, which is adverse to us, it could have a material adverse effect on our business, financial condition, and results of operations. We believe future growth in the use of credit and debit cards and other electronic payments will be driven by the cost, ease-of-use, and quality of products and services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods that we process including credit and debit cards.

Our systems and our third-party providers' systems may fail which could interrupt our service, cause us to lose business, increase our costs and expose us to liability.

We depend on the efficient and uninterrupted operation of our computer systems, software, data centers and telecommunications networks, as well as the systems and services of third parties. In addition, we have undertaken the relocation of our primary data center. We have entered into agreements related to this relocation and for the ongoing management of the data center.

A system outage or data loss could have a material adverse effect on our business, financial condition and results of operation. Not only would we suffer damage to our reputation in the event of a system outage or data loss, but we may also be liable to third parties. Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, terrorist acts, war, unauthorized entry, human error, and computer viruses or other defects. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures, or other difficulties (including those related to the system relocation) could result in loss of revenue, loss of customers, loss of merchant and cardholder data, harm to our business or reputation, exposure to fraud losses or other liabilities, negative publicity, additional operating and development costs, fines and other sanctions imposed by card networks, and/or diversion of technical and other resources.

We may experience software defects, undetected errors, and development delays, which could damage customer relations, decrease our potential profitability and expose us to liability.

Our products are based on sophisticated software and computing systems that often encounter development delays and the underlying software may contain undetected errors, viruses, or defects. Defects in our software products and errors or delays in our processing of electronic transactions could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential customers, harm to our reputation, or exposure to liability claims.

In addition, we rely on technologies and software supplied by third parties that may also contain undetected errors, viruses or defects that could have a material adverse effect on our business, financial condition and results of operations.

We incur chargeback liability when our merchants refuse or cannot reimburse chargebacks resolved in favor of their customers. We cannot accurately anticipate these liabilities, which may adversely affect our results of operations and financial condition.

In the event a dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally "charged back" to the merchant and the purchase price is credited or otherwise refunded to the cardholder. Furthermore, such disputes are more likely to arise during economic downturns. If we are unable to collect such amounts from the merchant's account or reserve account (if applicable), or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we bear the loss for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. We may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition and results of operations.

Fraud by merchants or others could have an adverse effect on our operating results and financial condition.

We have potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit or debit card, card number, or other credentials to record a false sales or credit transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or cause us to incur other liabilities. It is possible that incidents of fraud could increase in the future. Increases in chargebacks or other liabilities could have a material adverse effect on our operating results and financial condition.

We are subject to economic and political risk, the business cycles and credit risk of our customers and the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The global electronic payments industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions in the markets in which we operate or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue.

A downturn in the economy could force retailers to close, resulting in exposure to potential credit losses and future transaction declines. Furthermore, credit card issuers may reduce credit limits and be more selective with respect to which they issue credit cards. We also have a certain amount of fixed and other costs, including rent, debt service, operations, processing contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy. Changes in economic conditions could also adversely impact our future revenues and profits and cause a materially adverse effect on our business, financial condition and results of operations.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated third parties are also liable for any fines, or penalties, that may be assessed by any card networks. In the event that we are not able to collect such amounts from the associated third parties, due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges.

Reject losses arise from the fact that, in most markets, we collect our fees from our merchants on the first day after the monthly billing period. This results in the build-up of a substantial receivable from our customers. If a merchant has gone out of business during the billing period, we may be unable to collect such fees, which negatively impacts our business, financial condition and results of operations.

Increases in credit card network fees may result in the loss of customers or a reduction in our earnings.

From time to time, the card networks, including Visa and MasterCard, increase the fees that they charge processors such as us. We could attempt to pass these increases along to our merchant customers, but this strategy might result in the loss of those customers to our competitors who do not pass along the increases. If competitive practices prevent our passing along such increased fees to our merchant customers in the future, we may have to absorb all or a portion of such increases thereby increasing our operating costs and reducing our earnings.

Any new or changes made to laws, regulations, card network rules or other industry standards affecting our business in any of the geographic regions in which we operate may require significant development efforts or have an unfavorable impact to our financial results.

Our business is impacted by laws and regulations that affect our industry in the countries in which we operate. Regulation and proposed regulation of the payments industry has increased significantly in recent years. Failure to comply with regulations may result in the suspension or revocation of a license or registration, the limitation, suspension or termination of service, and the imposition of civil and criminal penalties, including fines which could have an adverse effect on our financial condition. For example, we are subject to the card network rules of Visa, MasterCard, and other card networks, Interac, and various debit networks; applicable privacy and information security regulations in the regions where we operate and of the card networks; the Payment Services Directive in Europe; The Code of Conduct for the Credit and Debit Card Industry in Canada (issued by Canada's Department of Finance); Housing Assistance Tax Act of 2008, which requires information returns to be made for each calendar year by merchant acquiring entities, along with a myriad of consumer protection laws and escheat regulations, to name a few. We are also subject to examination by the Federal Financial Institutions Examination Council or FFIEC (as a result of our provision of data processing services to financial institutions).

Interchange fees (which are typically paid by the acquirer to the issuer in connection with transactions) are subject to increasingly intense legal, regulatory, and legislative scrutiny worldwide. For instance, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was signed into law in July 2010, significantly changes the U.S. financial regulatory system. Changes affecting the payment processing industry include restricting amounts of debit card fees that certain issuing institutions can charge merchants and allowing merchants to set minimum dollar amounts for the acceptance of credit cards and to offer discounts for different payment methods. On June 29, 2011, the Federal Reserve Board adopted the final rules implementing the debit interchange fee and routing and exclusivity provisions in Dodd-Frank. The overall impact of Dodd-Frank on us is difficult to estimate because it will take some time for the market to react and adjust to the new regulations. These decisions and regulatory actions, even if not directed at us, may require significant efforts to change our systems and products and may require changes to how we price our services to customers. Until final decisions around implementation are announced, we cannot predict the impact of any of these changes on our operations and financial condition.

Changes to legal rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on our business. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our business or our reputation.

Risks associated with foreign operations and investments outside the United States could adversely affect our business, financial position and results of operations.

We are subject to risks related to the changes in currency exchange rates as a result of our investments in foreign operations and from revenues generated in currencies other than the U.S. dollar. Revenue and profit generated by international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. Volatility in currency exchange rates has affected and may continue to affect our financial results. For example, for fiscal year 2012, currency exchange rate fluctuations increased our revenues by $2.2 million and our earnings by $0.01 per diluted share. We historically have not used forward contracts or other derivative instruments to mitigate the risks associated with currency exchange risk.

We also have indirect foreign investments, which are subject to country risk (such as sovereign, economic, political, and location risks). These investments are short term in nature and with private sector issuers. Country risk could impact the valuation and liquidity of those investments.

In addition, in certain of the jurisdictions in which we operate, we may become subject to exchange control regulations that might restrict or prohibit the conversion of our foreign currency into U.S. dollars or limit our ability to freely move currency in or out of particular jurisdictions.

The occurrence of any of these factors could decrease the value of revenues we receive from our international operations and have a material adverse impact on our business.

We conduct a portion of our business in various European and Asia-Pacific countries, and the Russian Federation, where the risk of continued political, economic and regulatory change that could impact our operating results is greater than in the United States.

We expect to continue to expand our operations into various countries in Europe and the Asia-Pacific region. Some of these countries, and other foreign countries in which we operate such as Russia, have undergone significant political, economic and social change in recent years, and the risk of new, unforeseen changes in these countries remains greater than in the United States. In particular, changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise, could materially adversely affect our business, growth, financial condition or results of operations.

Transmittal of data by electronic means and telecommunications is subject to specific regulation in many countries. Although these regulations have not had a material impact on us to date, changes in these regulations, including taxation or limitations on transfers of data between countries, could have a material adverse effect on our business, growth, financial condition or results of operations.

The integration and conversion of our acquired operations, or other future acquisitions, if any, could result in increased operating costs if the anticipated synergies of operating both businesses as one are not achieved, a loss of strategic opportunities if management is distracted by the integration process, and a loss of customers if our service levels drop during or following the integration process.

The acquisition, integration, and conversion of businesses involves a number of risks. Core risks are in the area of valuation (negotiating a fair price for the business based on inherently limited diligence) and integration and conversion (managing the complex process of integrating the acquired company's people, products, technology, and other assets to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition). In addition, international acquisitions often involve additional or increased risks including, for example: managing geographically separated organizations, systems, and facilities; integrating personnel with diverse business backgrounds and organizational cultures; complying with foreign regulatory requirements; fluctuations in currency exchange rates; enforcement of intellectual property rights in some foreign countries; difficulty entering new foreign markets due to, among other things, customer acceptance and business knowledge of those new markets; and general economic and political conditions.

If the integration and conversion process does not proceed smoothly, the following factors, amongst others, could reduce our revenues and earnings, increase our operating costs, and result in a loss of projected synergies:

- If we are unable to successfully integrate the benefits plans, duties and responsibilities, and other factors of interest to the management and employees of the acquired business, we could lose employees to our competitors in the region, which could significantly affect our ability to operate the business and complete the integration;
- If the integration process causes any delays with the delivery of our services, or the quality of those services, we could lose customers to our competitors, which would reduce our revenues and earnings; and
- The acquisition and the related integration could divert the attention of our management from other strategic matters including possible acquisitions and alliances and planning for new product development or expansion into new electronic payments markets.

If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

All of our businesses function at the intersection of rapidly changing technological, social, economic, and regulatory developments that requires a wide ranging set of expertise and intellectual capital. To successfully compete and grow, we must retain, recruit, and develop the necessary personnel who can provide the needed expertise across the entire spectrum of intellectual capital needs. In addition, we must develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our efforts to retain and develop personnel may also result in significant additional expenses, which could negatively affect our profitability. We cannot assure that key personnel, including executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition, and results of operations.

Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

As a result of our acquisitions, a significant portion of our total assets consist of intangible assets (including goodwill). Goodwill and intangible assets, net of amortization, together accounted for approximately 38% and 33% of the total assets on our balance sheet as of May 31, 2012 and May 31, 2011, respectively. We may not realize the full fair value of our intangible assets and goodwill. We expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets and goodwill. We evaluate on a regular basis whether all or a portion of our goodwill and other intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of goodwill and such intangible assets, resulting in a charge to our earnings. An impairment of a significant portion of goodwill or intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

Unfavorable resolution of tax contingencies or changes to enacted tax rates could adversely affect our tax expense.

Our tax returns and positions are subject to review and audit by federal, state, local, and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting our results of operations. We have established contingent liabilities for material known tax exposures relating to deductions, transactions and other matters involving some uncertainty as to the proper tax treatment of the item. These liabilities reflect what we believe to be reasonable assumptions as to the likely final resolution of each issue if raised by a taxing authority. While we believe that the liabilities are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be finally resolved at a financial cost less than any related liability. An unfavorable resolution, therefore, could negatively impact our financial position, results of operations and cash flows in the current and/or future periods.

We record deferred income taxes to reflect the impact of temporary differences between the amounts of assets and liabilities for financial accounting and income tax purposes. Deferred income taxes are determined using enacted tax rates. Changes in enacted tax rates may negatively impact our results of operations.

We may become subject to additional United States, state or foreign taxes that cannot be passed through to our merchant services customers, in which case our earnings could be adversely affected.

Payment processing companies like us may be subject to taxation by various jurisdictions on our net income or certain portions of our fees charged to customers for our services. Application of these taxes is an emerging issue in our industry and the taxing authorities have not yet all adopted uniform regulations on this topic. If we are required to pay such taxes and are not able to pass the tax expense through to our merchant customers, our costs will increase, reducing our earnings.

We have structured our business in accordance with existing tax laws and interpretations of such laws which have been confirmed through either tax rulings or opinions obtained in various jurisdictions including those related to value added taxes in Europe. Changes in tax laws or their interpretations could decrease the value of revenues we receive, the amount of our cash flow, and have a material adverse impact on our business.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal controls over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Further, this assessment may be complicated by any acquisitions we may complete. In certain markets in the Asia-Pacific region and in Spain, our member sponsors perform payment processing operations and related support services pursuant to services agreements. We expect that the member sponsors will continue to provide these services until such time as we may integrate these functions into our operations. Accordingly, we rely on our member sponsors to provide financial data, such as revenue billed to merchants, to assist us with compiling our accounting records. As such, our internal controls over financial reporting could be materially affected, or are reasonably likely to be materially affected, by the internal controls and procedures of our member sponsors in these markets. In order to mitigate this risk, we have implemented internal controls over financial reporting which monitor the accuracy of the financial data being provided by our member sponsors.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

Anti-takeover provisions of our articles of incorporation and by-laws and provisions of Georgia law could delay or prevent a change of control that individual shareholders favor.

Provisions of our articles of incorporation and by-laws, our rights agreement and provisions of applicable Georgia law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles and by-laws, among other things:

- divide our Board of Directors into three classes, with members of each class to be elected in staggered three-year terms;
- limit the right of shareholders to remove directors;
- regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and
- authorize our Board of Directors to issue preferred shares in one or more series, without shareholder approval.

We may not be able to or we may decide not to pay dividends at a level anticipated by shareholders on our common stock, which could reduce shareholder returns.

The payment of dividends on our common stock in the future is at the discretion of our Board of Directors and will depend on, among other factors, our earnings, stockholder's equity, cash position, and financial condition. No assurance can be given that we will be able to or will choose to pay any dividends in the foreseeable future.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly our risk management policies and procedures may not be fully effective to identify, monitor, and manage our risks. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operation.

Continued consolidation in the banking and retail industries could adversely affect our growth.

Historically, the banking industry has been the subject of consolidation, regardless of overall economic conditions, while the retail industry has been the subject of consolidation due to cyclical economic events. Since 2008, there have been multiple bank failures and government-encouraged consolidation. Larger banks and larger merchants with greater transaction volumes may demand lower fees which could result in lower revenues and earnings for us.

ITEM 2 Properties

The following summarizes the type of facilities we use to operate our business as of May 31, 2012:

Type of Facility	Leased	Owned
Facilities in the United States:		
Multi-Purpose (Operations, Sales, Administrative)	4	—
Operations/Customer Support	1	—
Sales and retail branches	4	—
	9	—
International Facilities:		
Multi-Purpose (Operations, Sales, Administrative)	4	2
Operations/Customer Support	11	—
Sales and retail branches	14	—
	29	2
TOTAL	**38**	**2**

Our principal facilities in the United States are located in Atlanta, Georgia and Owings Mills, Maryland. Our principal international facilities are located in Toronto, Canada; Prague, Czech Republic; Leicester, England; London, England; the Hong Kong Special Administrative Region; Manila, Philippines; Moscow, Russian Federation; and Barcelona, Spain.

We believe that all of our facilities and equipment are suitable and adequate for our business as presently conducted.

ITEM 3 Legal Proceedings

In addition to the class action suit described below, we are party to a number of claims and lawsuits incidental to our business. In our opinion, the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, are not expected to have a material adverse impact on our financial position, liquidity or results of operations.

A class action arising out of the data breach we experienced earlier this year was filed against us on April 4, 2012 by Natalie Willingham (individually and on behalf of a putative nationwide class). Specifically, Ms. Willingham alleged that the Company failed to maintain reasonable and adequate procedures to protect her personally identifiable information ("PII") which she claims resulted in two fraudulent charges on her credit card in March 2012. Further, Ms. Willingham asserted that the Company failed to timely notify the public of the data breach. Based on these allegations, Ms. Willingham asserted claims for negligence, violation of the Federal Stored Communications Act, willful violation of the Fair Credit Reporting Act, negligent violation of the Fair Credit Reporting Act, violation of Georgia's Unfair and Deceptive Trade Practices Act, negligence per se, breach of third-party beneficiary contract, and breach of implied contract. Plaintiffs seek an unspecified amount of damages and injunctive relief. The suit was filed in the United States District Court for the Northern District of Georgia. On May 14, 2012, the Company filed a motion to dismiss. On July 11, 2012, Plaintiff filed a motion for leave to amend her complaint, and on July 16, 2012, the Court granted that motion. Plaintiff filed an amended complaint on July 16, 2012. The amended complaint does not add any new causes of action. Instead, it adds two new named Plaintiffs (Nadine and Robert Hielscher) and drops Plaintiffs' claim for negligence per se. The Company's deadline for responding to the amended complaint is August 2, 2012. At this stage of the proceedings we cannot predict the outcome of the matter, but we intend to defend the matter vigorously.

PART II

ITEM 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the ticker symbol "GPN." The table set forth below provides the intraday high and low sales prices and dividends paid per share of our common stock for the four quarters during fiscal 2012 and 2011. We expect to continue to pay our shareholders a dividend per share, on a quarterly basis, in an amount comparable to the dividends indicated in the table. However, any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

	High	Low	Dividend Per Share
Fiscal 2012:			
First Quarter	$ 52.75	$ 41.02	$ 0.02
Second Quarter	47.70	38.26	0.02
Third Quarter	52.55	43.69	0.02
Fourth Quarter	53.93	41.19	0.02
Fiscal 2011:			
First Quarter	$ 42.88	$ 34.61	$ 0.02
Second Quarter	43.52	37.68	0.02
Third Quarter	49.95	41.73	0.02
Fourth Quarter	53.67	45.54	0.02

The number of shareholders of record of our common stock as of July 16, 2012 was 2,248.

Equity Compensation Plan Information

The information regarding our compensation plans under which equity securities are authorized for issuance is set forth in "Item 12- Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Report.

Sale of Unregistered Securities

We have not issued any unregistered securities during our fiscal year ended May 31, 2012.

Stock Performance Graph

The following line-graph presentation compares our cumulative shareholder returns with the Standard & Poor's Information Technology Index and the Standard & Poor's 500 Stock Index for the past five years. The line graph assumes the investment of $100 in our common stock, the Standard & Poor's Information Technology Index, and the Standard & Poor's 500 Stock Index on May 31, 2007 and assumes reinvestment of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Global Payments Inc., the S&P 500 Index and the S&P Information Technology Index


$140
$120
$100
$80
$60
$40
$20
$0
5/07
5/08
5/09
5/10
5/11
5/12
Global Payments Inc.
S&P 500
S&P Information Technology

**$100 invested on 5/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.*

	Global Payments	S&P 500	S&P Information Technology
May 31, 2007	$ 100.00	$ 100.00	$ 100.00
May 31, 2008	118.16	93.30	102.56
May 31, 2009	90.18	62.92	73.06
May 31, 2010	105.99	76.12	93.86
May 31, 2011	130.77	95.87	113.70
May 31, 2012	107.10	95.48	122.30

Issuer Purchases of Equity Securities

On August 8, 2011, our Board of Directors approved a share repurchase program that authorized the purchase of up to $100.0 million of Global Payments' stock in the open market at the current market price, subject to market conditions, business opportunities, and other factors. Under this authorization, we repurchased 2,290,059 shares of our common stock at a cost of $99.6 million, or an average of $43.49 per share, including commissions during fiscal 2012. This share repurchase program has concluded.

During the first quarter of fiscal 2011, we used the $13.0 million remaining under the authorization from our original share repurchase program initiated during fiscal 2007 to repurchase 344,847 shares of our common stock a cost of $13.0 million, or an average of $37.64 per share, including commissions.

The shares repurchased in the fourth quarter of fiscal 2012, the average price paid, including commissions, and the dollar value remaining available for purchase are as follows:

Period	Total Number of Shares (or Units) Purchased (a)	Average Price Paid per Share (or Unit) (b)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (d)
March 1, 2012	—	—	—	—
April 1, 2012	—	—	—	—
May 1, 2012	—	—	—	—
TOTAL	—	—	—	—

ITEM 6 Selected Financial Data

You should read the selected financial data set forth below in conjunction with "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8 - Financial Statements and Supplementary Data" included elsewhere in this annual report. As a result of our disposition of the money transfer business, this segment has been accounted for as a discontinued operation. The income statement data for fiscal years ended May 31, 2012, 2011, and 2010 and the balance sheet data as of May 31, 2012 and 2011 are derived from the audited consolidated financial statements included elsewhere in this annual report. The income statement data for fiscal years 2009 and 2008 and the balance sheet data as of May 31, 2010 and 2009 were derived from consolidated financial statements included in our Form 10-K for the fiscal year ended May 31, 2010. The balance sheet data as of May 31, 2008 was derived from audited consolidated financial statements included in our Form 10-K for the fiscal year ended May 31, 2009. Amounts related to our discontinued operations in our statements of income for fiscal years 2009 and 2008 were reclassified in fiscal year 2010 to conform to the current presentation.

	Year Ended May 31,				
(in thousands, except per share data)	2012	2011	2010	2009	2008
Income statement data:					
Revenue	$ 2,203,847	$ 1,859,802	$ 1,642,468	$ 1,462,306	$ 1,130,608
Operating income[1]	307,349	331,594	323,279	292,546	237,723
Income from continuing operations[1]	217,566	229,131	223,010	207,017	161,198
Net income attributable to Global Payments[1][2]	188,161	209,238	203,317	37,217	162,754
Per share data:					
Basic earnings per share	$ 2.39	$ 2.62	$ 2.51	$ 0.46	$ 2.04
Diluted earnings per share	2.37	2.60	2.48	0.46	2.01
Dividends per share	0.08	0.08	0.08	0.08	0.08
Balance sheet data (at year end):					
Total assets	$ 2,688,143	$ 3,350,531	$ 2,039,326	$ 1,676,821	$ 1,445,907
Borrowings under lines of credit	215,391	270,745	79,187	10,174	1,527
Long-term debt	312,985	354,019	421,134	197,003	—
Total equity[3]	1,300,921	1,337,817	871,517	678,243	1,054,152

(1) Includes processing system intrusion charges of $84,438 in fiscal 2012. Also includes impairment, restructuring and other charges of $2,583 and $1,317 in fiscal 2010 and 2008, respectively.

(2) Also includes a pre-tax impairment charge of $147,664 in fiscal 2009 related to our money transfer business that has been reclassified to discontinued operations.

(3) Includes the impact of the retrospective adoption of new accounting guidance concerning noncontrolling interests adopted in fiscal year 2010.

ITEM 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors, including but not limited to those discussed in "Item 1A - Risk Factors" of this report. See also "Cautionary Notice Regarding Forward-Looking Statements" located above "Item 1 - Business."

You should read the following discussion and analysis in conjunction with "Item 6 - Selected Financial Data" and "Item 8 - Financial Statements and Supplementary Data" appearing elsewhere in this annual report.

General

We are a provider of electronic payments transaction processing services for consumers, merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, the United Kingdom, Spain, the Asia-Pacific region, the Czech Republic and the Russian Federation. We serve as an intermediary to facilitate payments transactions and operate in two business segments, North America Merchant Services and International Merchant Services. We were incorporated in Georgia as Global Payments Inc. in September 2000 and spun-off from our former parent company on January 31, 2001. Including our time as part of our former parent company, we have been in business since 1967.

Our North America Merchant Services and International Merchant Services segments target customers in many vertical industries including financial institutions, gaming, government, health care, professional services, restaurants, retail, universities, nonprofit organizations and utilities.

Our offerings provide merchants, ISOs and financial institutions with credit and debit card transaction processing and check-related services. The majority of our business model provides payment products and services directly to merchants as our end customers. We also provide similar products and services to financial institutions and a limited number of ISOs that, in turn, resell our products and services, in which case, the financial institutions and select ISOs are our end customers. These particular services are marketed in the United States, Canada, and parts of Eastern Europe.

The majority of merchant services revenue is generated on services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number of transactions or the transaction value. Revenue from credit cards and signature debit cards, which are only a U.S. based card type, is generally based on a percentage of transaction value along with other related fees, while revenue from PIN debit cards is typically based on a fee per transaction.

Our products and services are marketed through a variety of sales channels that include a dedicated direct sales force, ISOs, an internal telesales group, retail outlets, trade associations, alliance bank relationships and financial institutions. We seek to leverage the continued shift to electronic payments by expanding market share in our existing markets through our distribution channels or through acquisitions in North America, the Asia-Pacific region and Europe, and investing in and leveraging technology and people, thereby maximizing shareholder value. We also seek to enter new markets through acquisitions in the Asia-Pacific region, Europe, and Latin America.

Our business does not have pronounced seasonality in which more than 30% of our revenues occur in one quarter. However, each geographic channel has somewhat higher and lower quarters given the nature of the portfolio. While there is some variation in seasonality across markets, the first and fourth quarters are generally the strongest, and the third quarter tends to be the weakest due to lower volumes in the months of January and February.

Executive Overview

In early March of this year, we identified and self-reported unauthorized access into a limited portion of our North America card processing system.

As a result of this event, certain card networks removed us from their list of PCI DSS compliant service providers. We have hired a QSA to conduct an independent review of the PCI DSS compliance of our systems. Once that review is complete and we conclude the required remediation, we will work closely with the networks to return to the lists of PCI DSS compliant service providers as quickly as possible. We continue to sign new merchants and process transactions around the world for all card networks.

The investigation also revealed potential unauthorized access to servers containing personal information collected from a subset of merchant applicants. It is unclear whether any such information was exported; however, we notified potentially-affected individuals and made available credit monitoring and identity protection insurance at no cost to the individual.

For the year ended May 31, 2012, we have recorded $84.4 million of expense associated with this incident. Of this amount, $19.0 million represents the costs we have incurred through May 31, 2012 for legal fees, fees of consultants and other professional advisors engaged to conduct the investigation and various other costs associated with the investigation and remediation. The remaining $67.4 million represents an accrual of our estimate of fraud losses, fines and other charges that will be imposed upon us by the card networks. We have also recorded $2.0 million of insurance recoveries based on claims submitted to date.

In fiscal 2012 revenue increased 18% to $2,203.8 million from $1,859.8 million in fiscal 2011. This revenue growth was primarily due to growth in most of markets around the world and the impact of our acquisition in Spain on December 20, 2010. Fiscal 2012 Canadian revenues were flat when compared with the prior year.

Consolidated operating income was $307.3 million for fiscal 2012, compared to $331.6 million for fiscal 2011. Consolidated operating income for fiscal 2012 includes processing system intrusion costs of $84.4 million. Net income attributable to Global Payments decreased $21.0 million, or 10%, to $188.2 million in fiscal 2012 from $209.2 million in the prior year, resulting in a $0.23 decrease in diluted earnings per share to $2.37 in fiscal 2012 from $2.60 in fiscal 2011.

North America merchant services segment revenue increased $204.4 million or 15% to $1,567.3 million in fiscal 2012 from $1,362.9 million in fiscal 2011. North America merchant services segment operating income increased to $281.3 million in fiscal 2012 from $268.2 million in fiscal 2011, with operating margins of 17.9% and 19.7% for fiscal 2012 and 2011, respectively.

International merchant services segment revenue increased $139.7 million or 28% to $636.6 million in fiscal 2012 from $496.9 million in fiscal 2011. International merchant services operating income also increased to$196.1 million in fiscal 2012 from $143.9 million in fiscal 2011, with operating margins of 30.8% and 29.0% for fiscal 2012 and 2011, respectively.

Operating income decreased $24.2 million during fiscal year 2012 compared to the prior year period. Consolidated operating margins for fiscal 2012 decreased to 13.9% compared to 17.8% during fiscal year 2011. The decline in operating margins is due to costs associated with the processing system intrusion and, to a lesser extent, the effect of our U.S. ISO business.

During the fiscal year 2012 we completed three targeted acquisitions which expand our International and ecommerce presence. In December 2011, our UCS subsidiary acquired Alfa-Bank's merchant acquiring business. Alfa-Bank is the largest privately owned bank in Russia. In December 2011, we also acquired a merchant acquiring business in Malta and in January 2012 acquired a U.S. ecommerce portfolio. The aggregate purchase price for these three transactions was approximately $44 million.

Results of Operations

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011

The following table shows key selected financial data for the fiscal years ended May 31, 2012 and 2011, this data as a percentage of total revenues, and the changes between fiscal years in dollars and as a percentage of fiscal 2011. Comercia's results of operations are included in our consolidated results of operations and results of operations of our International merchant services segment from December 20, 2010, the date we acquired our controlling financial interest. Accordingly, results of operations for the year ended May 31, 2012 reflect the results of Comercia's operations, while results of operations for the year ended May 31, 2011 do not reflect these results for the entire year.

(dollar amounts in thousands)	2012	% of Revenue(1)	2011	% of Revenue(1)	Change	% Change
Revenues:						
United States	$ 1,234,818	56	$ 1,031,997	55	$ 202,821	20
Canada	332,434	15	330,872	18	1,562	—
North America merchant services	1,567,252	71	1,362,869	73	204,383	15
Europe	489,300	22	359,567	19	129,733	36
Asia-Pacific	147,295	7	137,366	7	9,929	7
International merchant services	636,595	29	496,933	27	139,662	28
TOTAL REVENUES	**$ 2,203,847**	**100**	**$ 1,859,802**	**100**	**$ 344,045**	**18**
Consolidated operating expenses:						
Cost of service	$ 784,756	35.6	665,017	35.8	$ 119,739	18
Sales, general and administrative	1,027,304	46.6	863,191	46.4	164,113	19
Processing system intrusion	84,438	3.8	—	NM	—	NM
OPERATING INCOME	**$ 307,349**	**13.9**	**$ 331,594**	**17.8**	**$ (24,245)**	**(7)**
Operating income for segments:						
North America merchant services	$ 281,305		$ 268,233		$ 13,072	5
International merchant services	196,137		143,911		52,226	36
Corporate(2)	(170,093)		(80,550)		(89,543)	111
OPERATING INCOME	**$ 307,349**		**$ 331,594**		**$ (24,245)**	**(7)**
Operating margin for segments:						
North America merchant services	17.9%		19.7%		(1.8)%	
International merchant services	30.8%		29.0%		1.8%	

(1) *Percentage amounts may not sum to the total due to rounding.*

(2) *Includes processing system intrusion costs of $84.4 million in fiscal 2012.*

Processing System Intrusion

In early March of this year, we identified and self-reported unauthorized access into a limited portion of our North America card processing system.

As a result of this event, certain card brands removed us from their list of PCI DSS compliant service providers. We have hired a QSA to conduct an independent review of the PCI DSS compliance of our systems. Once that review is complete and we conclude the required remediation, we will work closely with the networks to return to the lists of PCI DSS compliant service providers as quickly as possible. We continue to sign new merchants and process transactions around the world for all card networks.

The investigation also revealed potential unauthorized access to servers containing personal information collected from a subset of merchant applicants. It is unclear whether any information was exported; however, we notified potentially-affected individuals and made available credit monitoring and identity protection insurance at no cost to the individual.

For the year ended May 31, 2012, we have recorded $84.4 million of expense associated with this incident. Of this amount, $19.0 million represents the costs we have incurred through May 31, 2012 for legal fees, fees of consultants and other professional advisors engaged to conduct the investigation and various other costs associated with the investigation and remediation. An additional $67.4 million represents an accrual of our estimate of fraud losses, fines and other charges that will be imposed upon us by the card networks. We have also recorded $2.0 million of insurance recoveries based on claims submitted to date as discussed below. We based our estimate of fraud losses, fines and other charges on our understanding of the rules and operating regulations published by the networks and preliminary settlement discussions with the networks. As such, the final settlement amounts and our ultimate costs associated with fraud losses, fines and other charges that will be imposed by the networks could differ from the amount we have accrued as of May 31, 2012. Any such difference could have a material impact on our results of operations in the period in which the associated claims are actually settled, or in the period in which we receive additional information that would cause us to refine our estimate of losses and adjust our accrual. Currently we do not have sufficient information to estimate the amount or range of additional possible loss.

A class action arising out of the data breach we experienced earlier this year was filed against us on April 4, 2012 by Natalie Willingham (individually and on behalf of a putative nationwide class). Specifically, Ms. Willingham alleged that the Company failed to maintain reasonable and adequate procedures to protect her personally identifiable information ("PII") which she claims resulted in two fraudulent charges on her credit card in March 2012. Further, Ms. Willingham asserted that the Company failed to timely notify the public of the data breach. Based on these allegations, Ms. Willingham asserted claims for negligence, violation of the Federal Stored Communications Act, willful violation of the Fair Credit Reporting Act, negligent violation of the Fair Credit Reporting Act, violation of Georgia's Unfair and Deceptive Trade Practices Act, negligence per se, breach of third-party beneficiary contract, and breach of implied contract. Plaintiffs seek an unspecified amount of damages and injunctive relief. The suit was filed in the United States District Court for the Northern District of Georgia. On May 14, 2012, the Company filed a motion to dismiss. On July 11, 2012, Plaintiff filed a motion for leave to amend her complaint, and on July 16, 2012, the Court granted that motion. Plaintiff filed an amended complaint on July 16, 2012. The amended complaint does not add any new causes of action. Instead, it adds two new named Plaintiffs (Nadine and Robert Hielscher) and drops Plaintiffs' claim for negligence per se. The Company's deadline for responding to the amended complaint is August 2, 2012. At this stage of the proceedings we cannot predict the outcome of the matter, but we intend to defend the matter vigorously. We have not recorded a loss accrual related to this matter because we have not determined that a loss is probable. Currently we do not have sufficient information to estimate the amount or range of possible loss associated with this matter.

This event could result in additional lawsuits in the future. In addition, governmental entities have made inquiries and may initiate investigations related to the event. We have not recorded any loss accruals related to these items or any other claims (except as described above) that have been or may be asserted against us in relation to this incident as we have not determined that losses associated with any such claims or potential claims are probable. Further, we do not have sufficient information to estimate the amount or range of possible losses associated with such matters. As more information becomes available, if we should determine that an unfavorable outcome is probable on such a claim and that the amount of such probable loss that we will incur on that claim is reasonably estimable, we will accrue our estimate of such loss. If and when we record such an accrual, it could be material and could adversely impact our results of operations.

We are insured under policies that we believe may provide coverage of certain costs associated with this event. The policies provide a total of $30.0 million in policy limits and contain various sub-limits of liability and other terms, conditions and limitations, including a $1.0 million deductible per claim. The insurers have been advised of the circumstances surrounding our recent event. As of May 31, 2012 we have recorded $2.0 million in insurance recoveries based on claims submitted to date. We expect to receive additional recoveries as we receive assessments from the networks and submit additional claims. We will record receivables for such recoveries in the periods in which we determine such recovery is probable and the amount can be reasonably estimated.

We expect to incur additional costs associated with investigation, remediation and demonstrating PCI DSS compliance and for the credit monitoring and identity protection insurance we are providing to potentially-affected individuals. We will expense such costs as they are incurred in accordance with our accounting policies for such costs. We currently anticipate that such additional costs may be $55 to $65 million in fiscal 2013. We anticipate that we may receive additional insurance recoveries of up to $28 million.

Revenues

We derive our revenues from three primary sources: charges based on volumes and fees for services, charges based on transaction quantity, and equipment sales and rentals. Revenues generated by these areas depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product offerings, our reputation for providing timely and reliable service, competition within our industry and general economic conditions.

For fiscal 2012, revenues increased 18% to $2,203.8 million compared to the prior year period primarily due to strong performance across most of of our regions, and the impact of our acquisition in Spain on December 20, 2010.

North America Merchant Services Segment

For fiscal 2012, revenue from our North America merchant services segment increased 15% compared to the prior year period to $1,567.3 million. North America revenue growth was driven by our U.S. ISO channel, reduced interchange expense as explained below, strong growth from our gaming business and solid performance from our direct sales channel.

We grow our U.S. revenue by adding small and mid-market merchants in diversified vertical markets, primarily through our ISO channel. For fiscal 2012, our U.S. direct credit and debit card processed transactions grew 13% compared to the prior year period. Increased spreads, primarily driven by lower interchange expense due to the Durbin amendment, have offset the impact of lower average ticket, which decreased by 3% in fiscal 2012. This decline in average ticket is primarily due to a shift toward smaller merchants added through our ISO channel. Smaller merchants tend to have lower average tickets than larger merchants. Based on our mix of merchants, slightly more than half of our U.S. transactions are comprised of a combination of signature- and PIN-based debit transactions, with PIN-based debit transactions representing less than 10% of our total transactions.

On June 29, 2011, the Federal Reserve board adopted the final rule implementing Section 1075 ("the Durbin amendment") of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Effective October 1, 2011, the Durbin amendment capped the amount of debit interchange that large card issuers may charge on debit transactions. Our interchange expense decreased as a result of the Durbin amendment. We recognize revenue net of interchange expense; therefore, our revenues increased for fiscal 2012, as a result of lower interchange expense. We believe that any future benefits resulting from the Durbin amendment are uncertain due to our competitive marketplace.

For fiscal 2012, our Canadian revenue remained flat while our credit and debit card processed transactions grew 5% compared to the prior year period. Our Canadian business experienced reduced spreads due to market-driven pricing pressure as compared to the prior year.

International Merchant Services Segment

For fiscal 2012, International merchant services revenue increased 28% to $636.6 million compared to the prior year period.

Our Europe merchant services revenue for fiscal 2012 increased 36% to $489.3 million compared to the prior year period. These revenue increases were driven primarily by the impact of our acquisition in Spain on December 20, 2010, pricing benefits in the United Kingdom and favorable foreign currency trends during fiscal 2012.

Asia-Pacific merchant services revenue for fiscal 2012 increased 7% to $147.3 million compared to the prior year period. The growth was due to solid business performance across the region. Revenues in the prior year included the roll-out of new products by a major retailer with both physical and ecommerce transactions in several markets in the region, continued growth of our installment payment plan and regional roll out of our dynamic currency conversion products.

Consolidated Operating Expenses

Cost of service consists primarily of the following costs: operations- and technology-related personnel, including those who monitor our transaction processing systems and settlement functions; assessment fees paid to card networks; transaction processing systems, including third-party services; network telecommunications capability; depreciation and occupancy costs associated with the facilities performing these functions; amortization of intangible assets; and provisions for operating losses. Cost of service increased 18% during fiscal 2012, compared to the prior year period primarily driven by revenue growth. As a percentage of revenues, cost of service decreased to 35.6% for fiscal 2012 from 35.8% in the prior year.

Sales, general and administrative expenses consists primarily of salaries, wages and related expenses paid to sales personnel; non-revenue producing customer support functions and administrative employees and management; commissions paid to ISOs, independent contractors, and other third parties; advertising costs; other selling expenses; share-based compensation expense and occupancy of leased space directly related to these functions. Sales, general and administrative expenses increased 19% for fiscal 2012 compared to the prior year period. This increase is primarily due to employee termination costs, charges for two contractual disputes, and an increase in commission payments to ISOs. As a percentage of revenues, sales, general and administrative expenses increased to 46.6% for fiscal 2012 from 46.4% in the prior year.

Operating Income and Operating Margin for Segments

For the purpose of discussing segment operations, we refer to operating income as calculated by subtracting segment direct expenses from segment revenue. Overhead and shared expenses, including share-based compensation costs, are not allocated to segment operations; they are reported in the caption "Corporate." Similarly, references to operating margin regarding segment operations mean segment operating income divided by segment revenue.

North America Merchant Services Segment

Operating income in the North America merchant services segment increased 5% for fiscal 2012 compared to the prior year period. The increase in operating income was driven by growth in the United States primarily driven by our ISO and direct channels partially offset by market-based spread compression in Canada and, to a lesser extent, increased investment in Brazil. This resulted in operating margins decreasing during fiscal 2012. The operating margin was 17.9% and 19.7% for the fiscal years 2012 and 2011, respectively. The decrease in operating margin was primarily driven by ISO channel dilution, including the impact of the Durbin amendment Canadian spread compression and investment in Brazil.

Effective October 1, 2011, the new debit interchange legislation capped the amount of interchange that card issuers may charge on transactions. Our interchange expenses decreased as a result of this. We recognize revenue net of interchange expense; therefore, our revenues increased as a result of lower interchange expense with a resulting increase in operating income as well. Increased revenues came primarily through our ISO channel, where reduced interchange fees led to higher revenues and a dollar-for-dollar increase in ISO commission expense, with an associated reduction in our operating margin.

International Merchant Services Segment

Operating income in the International merchant services segment increased 36% to $196.1 million for fiscal 2012 compared to the prior year period. The operating margin was 30.8% and 29.0% for the fiscal years 2012 and 2011, respectively. The increase in operating margin is due to the strong segment results, strong organic operating income growth in our Asia-Pacific region, pricing benefits in the United Kingdom and a marketing fee true-up in Spain.

Corporate

Our corporate expenses include costs associated with our Atlanta headquarters, expenses related to our Global Service Center in Manila, Philippines that have not been allocated to our business segments, insurance, employee incentive programs, and certain corporate staffing areas, including finance, accounting, information technology, legal, human resources, marketing, and executive. Corporate also includes expenses associated with our share-based compensation programs. Our corporate costs increased 111% to $170.1 million for fiscal 2012 compared to the prior year. This increase is primarily due to costs associated with the processing system intrusion, employee termination costs and charges for two contractual disputes. The prior year corporate costs included expenses related to our Global Service Center in Manila, Philippines and employee and termination benefits.

Consolidated Operating Income

During the fiscal year 2012, our consolidated operating income decreased $24.2 million to $307.3 million compared to the prior year. The decrease in our consolidated operating income is primarily due to costs associated with the processing system intrusion.

Consolidated Other Income/Expense, Net

Other expense, net, decreased to $6.9 million for fiscal 2012 compared to $7.4 million in the prior year period. Interest expense decreased during fiscal 2012 due to lower term loan borrowings.

Provision for Income Taxes

Our effective tax rates were 27.6% and 29.3% for the years ended May 31, 2012 and 2011, respectively. The effective tax rates for the years ended May 31, 2012 and 2011 reflect adjustments to our UK deferred tax asset due to legislated enacted corporate tax rate reductions in the United Kingdom of 2% and 1%, respectively. Our effective tax rates differ from U.S. statutory rates due to domestic and international tax planning initiatives and the increasing amount of income being generated in lower tax jurisdictions due to international expansion.

We have net deferred tax assets associated with our UK business of $92.8 million. The measurement of such deferred tax assets is based, in part, on the current enacted corporate tax rate in the United Kingdom. The 2012 United Kingdom budget includes a reduction in the corporate tax rate from 25% to 23%. Upon enactment of this rate, which is expected during the first half of our fiscal year 2013, we estimate that we will record a reduction in our UK deferred tax asset and a corresponding increase to our deferred income tax provision of approximately $5 million.

Noncontrolling Interests, Net of Tax

Noncontrolling interests, net of tax increased to $29.4 million from $18.9 million for the fiscal year 2012 and 2011, respectively. This increase is primarily due to our spanish acquisition of a 51% controlling financial interest in Comercia on December 20, 2010.

Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010

The following table shows key selected financial data for the fiscal years ended May 31, 2011 and 2010, this data as a percentage of total revenues, and the changes between fiscal years in dollars and as a percentage of fiscal 2010. Comercia's results of operations are included in our consolidated results of operations and results of operations of our International merchant services segment from December 20, 2010, the date we acquired our controlling financial interest. Accordingly, results of operations for the year ended May 31, 2011 reflect the results of Comercia's operations for five months, while results of operations for the year ended May 31, 2010 do not reflect these results.

(dollar amounts in thousands)	2011	% of Revenue[1]	2010	% of Revenue[1]	Change	% Change
Revenues:						
United States	$ 1,031,997	55	$ 902,844	55	$ 129,153	14
Canada	330,872	18	317,272	19	13,600	4
North America merchant services	1,362,869	73	1,220,116	74	142,753	12
Europe	359,567	19	315,023	19	44,544	14
Asia-Pacific	137,366	7	107,329	7	30,037	28
International merchant services	496,933	27	422,352	26	74,581	18
TOTAL REVENUES	**$ 1,859,802**	**100**	**$ 1,642,468**	**100**	**$ 217,334**	**13**
Consolidated operating expenses:						
Cost of service	$ 665,017	35.8	$ 584,609	35.6	$ 80,408	143
Sales, general and administrative	863,191	46.4	734,580	44.7	128,611	18
OPERATING INCOME	**$ 331,594**	**17.8**	**$ 323,279**	**19.7**	**$ 8,315**	**3**

(dollar amounts in thousands)		2011	% of Revenue[(1)]		2010	% of Revenue[(1)]		Change	% Change
Operating income for segments:									
North America merchant services	$	268,233		$	275,386		$	(7,153)	(3)
International merchant services		143,911			113,699			30,212	27
Corporate		(80,550)			(65,806)			(14,744)	(22)
OPERATING INCOME	**$**	**331,594**		**$**	**323,279**		**$**	**8,315**	**3**
Operating margin for segments:									
North America merchant services		19.7%			22.6%			(2.9)%	
International merchant services		29.0%			26.9%			2.1%	

(1) Percentage amounts may not sum to the total due to rounding.

Revenues

We derive our revenues from three primary sources: charges based on volumes and fees for services, charges based on transaction quantity, and equipment sales, leases and service fees. Revenues generated by these areas depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product offerings, our reputation for providing timely and reliable service, competition within our industry and general economic conditions.

For fiscal 2011, revenues increased 13% to $1,859.8 million compared to the prior year. Our revenues have been affected by fluctuations in foreign currency exchange rates.

North America Merchant Services Segment

For fiscal 2011, revenue from our North America merchant services segment increased 12% to $1,362.9 million.

We grow our U.S. revenue by adding small and mid-market merchants in diversified vertical markets, primarily through our ISO channel. For fiscal 2011, U.S. revenue grew 14% as transaction growth of 18% was offset by a 4% decrease in average revenue per transaction ("average ticket"). We believe this decline in average ticket is due to a shift toward smaller merchants added through our ISO channel. Smaller merchants tend to have lower average tickets when compared to larger merchants. The effect of consumers replacing cash-based payments with debit card transactions increases volume but also lowers our overall U.S. average ticket amounts. Based on our mix of merchants, slightly more than half of our U.S. transactions are comprised of a combination of signature- and PIN-based debit, with PIN-based debit representing less than 10% of our total transactions.

For fiscal 2011, our Canadian revenue increased 4% compared to the prior year period. The increases in revenue was due to favorable foreign currency trends in Canada, which were offset, on a year-to-date basis, by reduced spreads due to market-driven pricing pressure as compared to the prior year.

International Merchant Services Segment

For fiscal 2011, International merchant services revenue increased 18% to $496.9 million.

Our Europe merchant services revenue for fiscal 2011 increased 14% to $359.6 million compared to the prior year period. Our Europe merchant services revenue increased due to the impact of our acquisition in Spain on December 20, 2010.

Asia-Pacific merchant services revenue for fiscal 2011 increased 28% to $137.4 million compared to the prior year period. The growth was due to solid business performance in the Asia-Pacific region helped by the roll-out of new products by a major retailer with both physical and ecommerce transactions in several markets in the region and continued growth of our installment payment plan, and dynamic currency conversion products.

Consolidated Operating Expenses

Cost of service consists primarily of the following costs: operations-related personnel, including those who monitor our transaction processing systems and settlement functions; assessment fees paid to card networks; transaction processing systems, including third-party services such as the costs for transition services paid to HSBC in the Asia-Pacific market and the United Kingdom; network telecommunications capability; depreciation and occupancy costs associated with the facilities performing these functions; amortization of intangible assets; and provisions for operating losses.

Cost of service increased 14% to $665.0 million for fiscal 2011 compared to the prior year. As a percentage of revenue, cost of service increased to 35.8% of revenue for fiscal 2011 from 35.6% for the prior year.

Sales, general and administrative expenses consists primarily of salaries, wages and related expenses paid to sales personnel; non-revenue producing customer support functions and administrative employees and management; ISOs, commissions to independent contractors, and other third parties, advertising costs; other selling expenses, share-based compensation expenses and occupancy of leased space directly related to these functions.

Sales, general and administrative expenses increased 18% to $863.2 million for fiscal 2011 compared to the prior year. This increase was primarily due to employee termination benefits, relocation benefits and expenses related to a new Global Service Center in Manila, Philippines, and proportional increases in commission payments to ISOs as a percentage of ISO revenues.

Operating Income and Operating Margin for Segments

For the purpose of discussing segment operations, we refer to operating income as calculated by subtracting segment direct expenses from segment revenue. Overhead and shared expenses, including share-based compensation costs, are not allocated to segment operations; they are reported in the caption "Corporate." Similarly, references to operating margin regarding segment operations mean segment operating income divided by segment revenue.

North America Merchant Services Segment

Operating income in the North America merchant services segment decreased 3% to $268.2 million for fiscal 2011 compared to the prior year. The operating margin was 19.7% and 22.6% for fiscal 2011 and 2010, respectively. Growth in the U.S. ISO channel reduced margins in fiscal 2011. The ISO channel generally has a dilutive effect on our operating margin compared to our other channels due to the ongoing commission payments to the ISOs. North America margins were also unfavorably affected by competitive pricing pressure in Canada.

International Merchant Services Segment

Operating income in International merchant services increased 27% to $143.9 million for fiscal 2011 compared to the prior year. The operating margin was 29.0% and 26.9% for fiscal 2011 and 2010, respectively. The increase in operating margin is due to improving economies of scale and growth in the International merchant services segment. We completed the migration of merchants in the United Kingdom to our back-end processing platform at the end of February 2011. This migration is expected to result in the opportunity for further margin expansion in the United Kingdom.

Corporate

Our corporate expenses include costs associated with our Atlanta headquarters, the Global Service Center in Manila, Philippines, insurance, employee incentive programs, and certain corporate staffing areas, including finance, accounting, legal, human resources, marketing, and executive. Corporate also includes expenses associated with our share-based compensation programs.

Our corporate costs increased 22% to $80.6 million for fiscal 2011 compared to the prior year. These increases are primarily due to expenses related to our new Global Service Center in Manila, Philippines and employee termination and relocation benefits.

Consolidated Operating Income

During fiscal 2011, our consolidated operating income increased $8.3 million to $331.6 million compared to the prior year. The increase in our consolidated operating income is due to the increases in our International merchant services segments, offset by a decrease in North America merchant services, increased corporate, sales, general and administrative expenses as discussed above.

Consolidated Other Income/Expense, Net

Other expense, net, decreased to $7.4 million for fiscal 2011 compared to expense of $12.9 million in the prior year. The decrease in other expense is due to lower interest expense because of lower term loan borrowings outstanding and lower interest rates. In addition, we recognized a previously deferred gain of $2.6 million, which was recognized during fiscal 2011 for the sale of our 20% interest in Global Payments Credit Services ("GPCS") to Equifax Decision Systems, BV. See Note 15 - Commitments and Contingencies in the notes to the audited consolidated financial statements for further information.

Provision for Income Taxes

Our effective tax rates were 29.3% and 28.2% for fiscal 2011 and 2010, respectively. The tax rate for fiscal year 2011 reflects adjustments to our UK deferred tax asset due to legislated enacted corporate tax rate reductions in the United Kingdom of 1%.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased to $18.9 million from $15.8 million in the prior year primarily due to our acquisition of a 51% controlling financial interest in Comercia on December 20, 2010.

Liquidity and Capital Resources

A significant portion of our liquidity comes from operating cash flows. Cash flow from operations is used to make planned capital investments in our business, to pursue acquisitions that meet our corporate objectives, to pay dividends, and to pay off debt and repurchase our shares at the discretion of our Board of Directors. Accumulated cash balances are invested in high quality and marketable short term instruments.

Our capital plan objectives are to support the Company's operational needs and strategic plan for long-term growth while maintaining a low cost of capital. Lines of credit are used in certain of our markets to fund settlement and as a source of working capital and, along with other bank financing, to fund acquisitions. We regularly evaluate our liquidity and capital position relative to cash requirements, and we may elect to raise additional funds in the future, either through the issuance of debt, equity or otherwise.

At May 31, 2012, we had cash and cash equivalents totaling $781.3 million. Of this amount, we consider $278.7 million to be available cash. Our available cash balance includes $237.0 million of cash held by foreign subsidiaries whose earnings are considered permanently reinvested for U.S. tax purposes. These cash balances reflect our capital investments in these subsidiaries and the accumulation of cash flows generated by each subsidiary's operations, net of cash flows used to service debt locally and fund non-US acquisitions. We believe that we are able to maintain a sufficient level of liquidity for our domestic operations and commitments without repatriation of the cash held by these foreign subsidiaries. If we were to repatriate some or all of the cash held by such foreign subsidiaries, we do not believe that the associated income tax liabilities would have a significant impact on our liquidity.

Available cash excludes settlement related and merchant reserve cash balances. Settlement related cash balances represent funds that we hold on behalf of our member sponsors when the incoming amount from the card networks precedes the member sponsors' funding obligation to the merchant. Settlement related cash balances are not restricted; however these funds are generally paid out in satisfaction of settlement processing obligations the following day. Merchant reserve cash balances represent funds collected from our merchants that serve as collateral ("Merchant Reserves") to minimize contingent liabilities associated with any losses that may occur under the merchant agreement. At May 31, 2012, our cash and cash equivalents included $328.2 million related to Merchant Reserves. While this cash is not restricted in its use, we believe that designating this cash to collateralize Merchant Reserves strengthens our fiduciary standing with our member sponsors and is in accordance with the guidelines set by the card networks. See *Cash and Cash Equivalents* and *Settlement Processing Assets and Obligations* under Note 1 in the notes to the consolidated financial statements for additional details.

Operating activities used net cash of $173.5 million during fiscal year 2012 compared to providing net cash of $709.8 million during the prior year's comparable period. The decrease in cash flow from operating activities was primarily due the change in net settlement processing assets and obligations of $868.2 million. At May 31, 2012 we had lower settlement related cash balances due to settlement timing. Our settlement cash balances and the corresponding settlement processing obligations were unusually high at May 31, 2011 due to the timing of month end cut off. See *Settlement Processing Assets and Obligations* under Note 1 in the notes to the consolidated financial statements for additional details.

Net cash used in investing activities decreased $116.6 million to $150.4 million for the fiscal year ended May 31, 2012 from the prior year period, primarily due to our $165.0 million, net of cash, investment in a limited partnership with Caixa Bank during the fiscal year ended May 31, 2011. During the fiscal year ended May 31, 2012, our business, intangible and other asset acquisitions were $44.3 million.

For fiscal year 2012, we used $218.2 million in cash for financing activities compared to $114.1 million cash provided by financing activities in the prior year. The increase in cash used in financing activities was primarily due to increased payments on our line of credit borrowings and long-term debt obligations which was offset by an increase in borrowings on our Corporate Credit Facility primarily to fund the share repurchase program. During fiscal year 2012 we repurchased 2,290,059 shares of our common stock at a cost of $99.6 million. Distributions to noncontrolling interest partners also increased for fiscal year 2012 when compared to the prior year.

We believe that our current level of cash and borrowing capacity under our lines of credit described below, together with future cash flows from operations, are sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future. During fiscal year 2013, we expect capital expenditures to approximate $110 million.

Long-Term Debt and Credit Facilities

Outstanding debt consisted of the following:

(in thousands)	May 31, 2012	May 31, 2011
Lines of credit:		
Corporate Credit Facility - long term	$ 229,500	$ 183,975
Short-term lines of credit:		
United Kingdom Credit Facility	85,102	108,333
Hong Kong Credit Facility	54,564	73,554
Canada Credit Facility	20,033	18,725
Malaysia Credit Facility	12,844	17,743
Spain Credit Facility	17,241	17,646
Singapore Credit Facility	10,318	17,245
Philippines Credit Facility	6,336	9,736
Maldives Credit Facility	4,219	3,202
Macau Credit Facility	2,443	2,372
Sri Lanka Credit Facility	2,291	2,189
Total short-term lines of credit	$ 215,391	$ 270,745
Total lines of credit	444,891	454,720
Notes Payable	10,089	14,285
Term loans	73,396	155,759
TOTAL DEBT	**$ 528,376**	**$ 624,764**
Current portion	$ 291,811	$ 356,547
Long-term debt	236,565	268,217
TOTAL DEBT	**$ 528,376**	**$ 624,764**

Maturity requirements on outstanding debt are as follows (in thousands):

2013	$ 291,811
2014	2,811
2015	2,568
2016	231,049
2017	137
TOTAL	**$ 528,376**

Lines of Credit

The Corporate Credit Facility is available for general corporate purposes and to fund future strategic acquisitions. Our short-term line of credit facilities are used to fund settlement and, in some markets, provide a source of working capital. For certain of our line of credit facilities, the maximum borrowing amount may exceed the stated credit limit by the amount of cash we have on deposit in specific accounts with the lender. Accordingly, the lines of credit balance may exceed the stated credit limit at any given point in time, when in fact the combined position is less than the credit limit. The total available incremental borrowings under our credit facilities at May 31, 2012 were $938.7 million, of which $370.5 million is available under our Corporate Credit Facility.

During the quarter ended May 31, 2012 the maximum and average borrowings under our credit facilities were $959.3 million and $544.9 million, respectively. The weighted average interest rates on these borrowings were 1.6% and 1.7%, respectively. Our maximum borrowed amount was greater than our average and period end borrowings due to the timing of settlement funding.

Our line of credit facilities consist of the following:

- Corporate—an unsecured five-year, $600.0 million revolving credit facility, which we refer to as the Corporate Credit Facility with a syndicate of financial institutions. The multi-currency facility expires in December 2015 and has a variable interest rate based on a market short-term interest rate plus a leverage based margin. In addition, the Corporate Credit Facility allows us to expand the facility size to $750.0 million by requesting additional commitments from new or existing lenders. The Corporate Credit Facility contains certain financial and non-financial covenants and events of default customary for financings of this nature.

  We plan to use the Corporate Credit Facility to support strategic growth initiatives and for general corporate purposes. As of May 31, 2012, interest rate on the credit facility was 1.7% and the aggregate outstanding balance was $229.5 million. The Corporate Credit Facility is included in long-term debt in the accompanying consolidated balance sheets because we are not contractually obligated to make repayments in the next twelve months.

- United Kingdom—a revolving credit facility with HSBC Bank, for up to £80.0 million to fund merchants prior to receipt of corresponding settlement funds from the card associations. This credit facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate was 2.0%. This facility is subject to annual review.

- Hong Kong—a revolving overdraft facility with HSBC Limited Hong Kong, for up to Hong Kong dollars 1.0 billion to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility is denominated in Hong Kong dollars and has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 0.9%. This facility is subject to annual review.

- Canada—a revolving credit facility, which we refer to as our Canada Credit Facility, with the Canadian Imperial Bank of Commerce, or CIBC. The Canada Credit Facility is a facility which consists of a line of credit of $25.0 million Canadian dollars. In addition, the Canada Credit Facility allows us to expand the size of the uncommitted facility to $50.0 million Canadian dollars and does not have a fixed term. This credit facility carries no termination date, but can be terminated by either party with advance notice. This credit facility has card association receivables and CIBC settlement related bank accounts as pledged collateral. This credit facility has a variable interest rate based on the Canadian dollar Interbank Offered Rate or prime rate plus a margin. As of May 31, 2012 the interest rate was 2.1%.

- Malaysia—a revolving overdraft facility with HSBC Bank Malaysia Berhad, for up to 90.0 million Malaysian Ringgits to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 3.4%. This facility is subject to annual review.

- Spain—a revolving credit facility with Caixa Bank, for up to €210.0 million to fund merchants prior to receipt of corresponding settlement funds from the card associations. This credit facility also allows borrowings in British Pound Sterling, Japanese Yen, and U.S. dollars, and has a variable short term interest rate plus a margin. As of May 31, 2012 the weighted interest rate was 0.8%. The term of the facility is through January 2013.

- Singapore—a revolving overdraft facility with HSBC Banking Corporation Limited, for up to 25.0 million Singapore dollars to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 0.9%. This facility is subject to annual review.

- Philippines—a revolving facility with HSBC Bank, Philippines, for up to 450.0 million Philippine Pesos and $2.5 million U.S. dollars to fund merchants prior to receipt of corresponding settlement funds from the card associations. The facility has variable short term interest rates plus a margin. As of May 31, 2012 the interest rates on the facility was 4.5% for the Philippines Pesos tranche and 0.7% for the U.S. dollars tranche. This facility is subject to annual review.

- Maldives—a revolving overdraft facility with HSBC Bank, Maldives, for up to $6.0 million to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility is denominated in U.S. dollars and has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 4.7%. This facility is subject to annual review.

- Macau—a revolving overdraft facility with HSBC Asia Pacific, for 40.0 million Macau Pataca to fund merchants prior to receipt of corresponding settlement funds from the card associations. In addition, the Macau Credit Facility allows us to expand the size of the uncommitted facility to 150.0 million Macau Pataca. This credit facility has a variable interest rate based on the lending rate stipulated by HSBC Asia Pacific, less a margin. As of May 31, 2012 the interest rate on the facility was 2.5%. This facility is subject to annual review.

- Sri Lanka—a revolving overdraft facility with HSBC Bank, Sri Lanka, for 650.0 million Sri Lankan Rupees in two tranches: one to fund merchants prior to receipt of corresponding settlement funds from the card associations and the other for general corporate purposes. The facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the two tranches of the facility was 13.2%. This facility is subject to annual review.

- National Bank of Canada—a revolving credit facility for up to $80.0 million Canadian dollar and $5.0 million U.S. dollars to provide certain Canadian merchants with same day value for their Canadian and U.S. dollar MasterCard credit card transactions and debit card transactions. This credit facility has a variable short term interest rate plus a margin. As of May 31, 2012 the facility was undrawn.
- Taiwan—a revolving overdraft facility for up to 1.5 billion Taiwan dollars to fund merchants prior to receipt of corresponding settlement funds from the card associations was entered into in April 2012. This credit facility has a variable short term interest rate plus a margin. As of May 31, 2012 the facility was undrawn.

Term Loans

As of May 31, 2012 we had $60.0 million outstanding under our five year unsecured $200.0 million term loan agreement with a syndicate of banks in the United States. The term loan bears interest, at our election, at the prime rate or LIBOR, plus a leverage based margin. As of May 31, 2012 the interest rate on the term loan was 1.2%. The term loan calls for quarterly principal payments of $15.0 million.

As of May 31, 2012 we had $13.4 million (£8.7 million) outstanding under a $300.0 million term loan agreement ($230.0 million and £43.5 million) with a syndicate of financial institutions. In December 2010, the entire balance of the U.S. dollar portion of the term loan was repaid by a borrowing on the Corporate Credit Facility, and the facility terms were amended. The term loan has a variable interest rate based on LIBOR plus a leverage based margin. As of May 31, 2012, the interest rate on the remaining British Pound Sterling portion of the term loan was 2.1%. We paid off this term loan on July 10, 2012.

Notes Payable

UCS, our subsidiary in the Russian Federation has notes payable with a total outstanding balance of approximately $10.1 million at May 31, 2012. These notes have fixed interest rates ranging from 8.0% to 8.5% with maturity dates ranging from June 2012 through November 2016.

Compliance with Covenants

There are certain financial and non-financial covenants contained in our various credit facilities and term loans. Our term loan agreements include financial covenants requiring a leverage ratio no greater than 3.25 to 1.00 and a fixed charge coverage ratio no less than 2.50 to 1.00. We complied with these covenants as of and for the year ended May 31, 2012.

Redeemable Noncontrolling Interest

We have a noncontrolling interest associated with our Asia-Pacific merchant services business. Global Payments Asia-Pacific, Limited, or GPAP, is the entity through which we conduct our merchant acquiring business in the Asia-Pacific region. We own 56% of GPAP and HSBC Asia Pacific owns the remaining 44%. The GPAP shareholders agreement includes provisions pursuant to which HSBC Asia Pacific may compel us to purchase, at the lesser of fair value or a net revenue multiple, additional GPAP shares from HSBC Asia Pacific (the "Put Option"). HSBC Asia Pacific may exercise the Put Option on each anniversary of the closing of the acquisition. HSBC Asia Pacific has not exercised the Put Option by the second exercisable date of July 24, 2012. By exercising the Put Option, HSBC Asia Pacific can require us to purchase, on an annual basis, up to 15% of the total issued shares of GPAP. Because the put option is not solely within our control, we have classified this interest as a redeemable noncontrolling interest and report the maximum total redemption amount in the mezzanine section of the consolidated balance sheet We estimate the maximum total redemption amount of the redeemable noncontrolling interest under the Put Option would be $144.4 million as of May 31, 2012. In accordance with current accounting guidance, we have adjusted our redeemable noncontrolling interest to reflect the maximum redemption amount as of May 31, 2012 with a corresponding adjustment to retained earnings on our consolidated balance sheet.

On July 26, 2012, outside the terms of the put option, we agreed to purchase all of HSBC's interest in GPAP for $242.0 million. We expect to account for the purchase of the remaining 44% of GPAP as an equity transaction with a reduction of redeemable noncontrolling interest of $144.4 million and a reduction of retained earnings of $97.6 million.

Data Center Relocation

We have undertaken the relocation and redesign of our primary data center and processing system. We have entered into agreements related to this relocation and for the ongoing management of the data center, and we are contractually committed to make payments for the ongoing management of our data center through December 31, 2016 of approximately $13 million per year.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interest, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market, or credit risk support other than the guarantee products described under "Critical Accounting Estimates" below.

BIN/ICA Agreements

In connection with our acquisition of merchant credit card operations of banks, we have entered into sponsorship or depository and processing agreements with certain of the banks. These agreements allow us to use the banks' identification numbers, referred to as Bank Identification Number ("BIN")for Visa transactions and Interbank Card Association ("ICA") number for MasterCard transactions, to clear credit card transactions through Visa and MasterCard. Certain of such agreements contain financial covenants, and we were in compliance with all such covenants as of May 31, 2012.

Commitments and Contractual Obligations

The following table summarizes our contractual obligations and commitments as of May 31, 2012:

	Payments Due by Future Period				
(in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	5+ Years
Operating leases (Note 15)	$ 54,338	$ 6,265	$ 15,539	$ 11,200	$ 21,334
Data center relocation	57,670	12,376	38,823	6,471	—
Long-term debt including current portion (Note7)	528,376	291,811	5,379	231,186	—
Interest on long-term debt(1)	2,282	1,415	796	71	—

(1) Interest on variable rate debt is based on rates effective as of May 31, 2012.

Note: This table excludes other obligations that we may have, such as employee benefit plan obligations, unrecognized tax benefits, and other current and long-term liabilities reflected in our consolidated balance sheet and the redeemable noncontrolling interest put option rights described above. At this time, we are unable to make a reasonably reliable estimate of the timing of these payments; therefore such amounts are not included in the above contractual obligation table. We do not have any material purchase commitments as of May 31, 2012.

Critical Accounting Estimates

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. In many instances, however, we reasonably could have used different accounting estimates and, in other instances, changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as "critical accounting estimates." The critical accounting estimates that we discuss below are those that we believe are most important to an understanding of our consolidated financial statements.

We have considered the impact of the processing system intrusion on our critical accounting estimates related to goodwill, long-lived asset and internally developed software valuations. We currently do not believe this event or associated business impacts represent an impairment indicator with respect to any of our goodwill reporting units, individual long-lived assets or asset groups, or internally developed software, whether placed in service or currently under development. Accordingly, we have not deemed it necessary to perform any interim goodwill impairment testing or impairment testing of internally developed software or other long-lived assets. If in future periods we experience or project diminished cash flows due to merchant attrition or other effects of the event, we will reassess the assumptions that underlie the estimates made in preparing our financial statements.

Accounting estimates necessarily require subjective determinations about future events and conditions. Therefore, the following descriptions of critical accounting estimates are forward-looking statements, and actual results could differ materially from the results anticipated by these forward-looking statements. You should read the following in conjunction with Note 1 of the notes to consolidated financial statements and the risk factors contained in "Item 1A - Risk Factors" of this annual report.

Reserve for Operating Losses

As a part of our direct merchant credit card and debit card processing services and check guarantee services in the United States, Canada, the United Kingdom, Spain, Asia-Pacific and the Russian Federation we experience merchant losses and check guarantee losses, which we collectively refer to as "operating losses." Merchant losses occur when we are unable to collect amounts from merchant customers for any charges properly reversed by the cardholder. Check guarantee losses occur when we are unable to collect the full amount of a guaranteed check from the checkwriter. Please refer to the notes to consolidated financial statements for a further explanation of these operating losses.

We process credit card transactions for direct merchants and recognize revenue based on a percentage of the gross amount charged. Our direct merchant customers have the liability for any charges properly reversed by the cardholder. In the event, however, that we are not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for any such reversed charges. We require cash deposits, guarantees, letters of credit and other types of collateral by certain merchants to minimize any such contingent liability, and we also utilize a number of systems and procedures to manage merchant risk. We have, however, historically experienced losses due to merchant defaults.

We account for our potential liability relating to merchant losses as guarantees. We estimate the fair value of these guarantees by adding a fair value margin to our estimate of losses. This estimate of losses is comprised of two components, (i) estimated incurred losses, and (ii) a projection of future losses. Estimated incurred loss accruals are recorded when it is probable that we have incurred a loss and the loss is reasonably estimable. These losses typically result from chargebacks related to merchant bankruptcies, closures, or fraud. Estimated incurred losses are calculated at the merchant level based on chargebacks received to date, processed volume, and historical chargeback ratios. The estimate is reduced for any collateral that we hold. Accruals for estimated incurred losses are evaluated periodically and adjusted as appropriate based on actual loss experience. The projection of future losses component is based on an assumed percentage of our direct merchant credit card and signature debit card sales volumes processed, or processed volume. For the years ended May 31, 2012, 2011, and 2010, our processed volume was $180.7 billion, $167.3 billion, and $146.6 billion, respectively. For these same periods, we recorded provisions for merchant losses of $8.8 million, $6.0 million, and $9.6 million, respectively. As a percentage of processed volume, these charges were 0.0049%, 0.0036%, and 0.0065%, respectively, during the above periods. For these same years, we experienced actual losses of $9.7 million, $8.7 million, and $7.3 million, respectively. We believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our provision for merchant losses as a percentage of processed volume for the year ended May 31, 2012 would have resulted in a decrease or increase in net income of $0.6 million. Further, if our provision for merchant losses as a percentage of processed volume for our fiscal 2012 had equaled our provision for merchant losses as a percentage of processed volume of 0.0036% for the same prior year period, our net income would have increased by $1.7 million. As of May 31, 2012 and 2011, $2.3 million and $3.1 million, respectively, have been recorded for guarantees associated with merchant card processing and are included in settlement processing obligations in the accompanying consolidated balance sheets.

In our check guarantee service offering, we charge our merchants a percentage of the gross amount of the check and guarantee payment of the check to the merchant in the event the check is not honored by the checkwriter's bank. We have the right to collect the full amount of the check from the checkwriter but have not historically recovered 100% of the guaranteed checks.

Our check guarantee loss reserve is also comprised of known losses and a projection of future losses based on historical return and collection (recovery) percentages and an assumed percentage of the face value of our guaranteed checks. For the years ended May 31, 2012, 2011, and 2010, we guaranteed total check face values of $2.6 billion, $2.6 billion, and $2.5 billion, respectively. For those same periods, we recorded provisions for check guarantee losses of $13.4 million, $14.2 million, and $14.9 million, respectively. As a percentage of the total guaranteed check face value, these charges were 0.51%, 0.55%, and 0.61%, respectively, during the years mentioned above. For these same years, we experienced actual losses of $13.8 million, $14.5 million, and $14.8 million, respectively. We believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our percentage assumption for the year ended May 31, 2012 would have resulted in a decrease or increase in net income of $1.0 million. Further, if our guarantee loss as a percentage of guarantee volume for our fiscal 2012 had equaled our guarantee loss as a percentage of guarantee volume of 0.55% for the same prior year period, our net income would have decreased by $0.8 million. As of May 31, 2012 and 2011, we had a check guarantee reserve of $3.4 million and $3.9 million, respectively, which is included in claims receivable, net, in the accompanying consolidated balance sheets.

We derive our projected loss rate assumptions primarily based on a rolling six to twelve month analysis of historic loss activity. These assumptions, however, bear the risk of change, which may occur as a result of several qualitative factors. For merchant losses, these factors include the following: a change in the creditworthiness of our merchant customers; a change in the levels of credit card fraud affecting our merchant customers; and a change in the effectiveness of our internal credit, risk management, and collection departments. For check guarantee losses, these factors include a change in the levels of dishonored consumer checks presented to our guarantee service merchant customers and a change in the effectiveness of our internal check guarantee procedures, customer acceptance and retention policies, or collection protocols. Application of our percentage assumptions involve uncertainty regarding changes in any of the factors above, especially those that are outside of our control, such as the financial health of the United States, Canadian, the United Kingdom, Spain, Asia-Pacific, and the Russian Federation economies at a regional or national level and the related impact on our customers.

Goodwill and Long-Lived Asset Valuations

We regularly evaluate whether events and circumstances have occurred that indicate the carrying amounts of goodwill, property and equipment, and other intangible assets may warrant revision or may not be recoverable. Goodwill and other indefinite-life intangible assets are evaluated for impairment annually by applying a fair value based test. Property and equipment and finite-lived intangible assets are evaluated for impairment when facts and circumstances indicate the carrying value of such assets may exceed their fair values. When factors indicate that these assets should be evaluated for possible impairment, we assess the potential impairment of their carrying values by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition.

We completed our most recent annual goodwill and indefinite-life intangible asset impairment test as of January 1, 2012. Goodwill is tested for impairment at the reporting unit level, and the impairment test consists of two steps. In the first step the reporting unit's carrying amount, including goodwill, is compared to its fair value which is measured based upon, among other factors, a discounted cash flow analysis as well as market multiples for comparable companies. If the carrying amount of the reporting unit is greater than its fair value, goodwill is considered impaired and step two must be performed. Step two measures the impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit (including unrecognized intangibles) as if the reporting unit had been acquired in a business combination. The excess of fair value over the amounts allocated to the assets and liabilities of the reporting unit is the implied fair value of goodwill. The excess of the carrying amount over the implied fair value is the impairment loss.

We have six reporting units: North America Merchant Services, UK Merchant Services, Asia-Pacific Merchant Services, Central and Eastern Europe Merchant Services, Russia Merchant Services and Spain Merchant Services. We estimate the fair value of our reporting units using a combination of the income approach and the market approach. The income approach utilizes a discounted cash flow model incorporating management's expectations for future revenue, operating expenses, EBITDA, capital expenditures and an anticipated tax rate. We discount the related cash flow forecasts using our estimated weighted-average cost of capital for each reporting unit at the date of valuation. The market approach utilizes comparative market multiples in the valuation estimate. Multiples are derived by relating the value of guideline companies, based on either the market price of publicly traded shares or the prices of companies being acquired in the marketplace, to various measures of their earnings and cash flow. Such multiples are then applied to the historical and projected earnings and cash flow of the reporting unit in developing the valuation estimate.

Preparation of forecasts and the selection of the discount rates involve significant judgments about expected future business performance and general market conditions. Significant changes in our forecasts, the discount rates selected or the weighting of the income and market approach could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.

At May 31, 2012 we had goodwill of $724.7 million recorded on our consolidated balance sheet. We completed our most recent annual goodwill and indefinite-life intangible asset impairment test on January 1, 2012 and determined that the fair value of each of our reporting units is substantially in excess of the carrying value. No events or changes in circumstances have occurred since the date of our most recent annual impairment test that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Other intangible assets primarily represent customer-related intangible assets (such as customer lists and merchant contracts), contract-based intangible assets (such as non-compete agreements, referral agreements and processing rights), and trademarks associated with acquisitions. Customer-related intangible assets, contract-based intangible assets and certain trademarks are amortized over their estimated useful lives of up to 30 years. The useful lives for customer-related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the revenues, expenses, and customer attrition associated with the assets. The useful lives of contract-based intangible assets are equal to the terms of the agreements. The useful lives of amortizable trademarks are based on our plans to phase out the trademarks in the applicable markets.

We use the accelerated method of amortization for most our customer related intangible assets. In determining amortization expense under our accelerated method for any given period, we calculate expected cash flows for that period that were used in determining the acquired value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset. We multiply that percentage by the initial carrying value of the asset to arrive at the amortization expense for that period. In addition, if the cash flow patterns that we experience are less favorable than our initial estimates, we will adjust the amortization schedule accordingly. These cash flow patterns are derived using certain assumptions and cost allocations due to a significant amount of asset interdependencies that exist in our business. During fiscal 2012, we did not adjust the amortization schedules.

We believe that our accelerated method better approximates the distribution of cash flows generated by our acquired customer relationships. We use the straight-line method of amortization for our contract-based intangibles and amortizable trademarks.

Capitalization of Internally Developed Software

We develop software that is used in providing processing services to customers. Capitalization of internally developed software, primarily associated with operating platforms, occurs when we have completed the preliminary project stage, management authorizes the project, management commits to funding the project, it is probable the project will be completed and the project will be used to perform the function intended. The preliminary project stage consists of the conceptual formulation of alternatives, the evaluation of alternatives, the determination of existence of needed technology and the final selection of alternatives. Costs incurred prior to the preliminary project stage are expensed as incurred. Currently unforeseen circumstances in software development, such as a significant change in the manner in which the software is intended to be used, obsolescence or a significant reduction in revenues due to merchant attrition, could require us to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs. Such impairment would result in a charge to income. Total software capitalized at May 31, 2012 was $162.1 million. Costs capitalized during fiscal 2012, 2011 and 2010 totaled $31.3 million, $26.3 million and $17.6 million, respectively. Internally developed software has an amortization period of 5 to 10 years. Internally developed software assets are placed into service when they are ready for their intended use.

As of May 31, 2012, we have placed into service $86.5 million of hardware and software associated with our technology processing platform, referred to as G2; $31.6 million of which was placed in service during fiscal 2012. The vision for this platform is to serve as a front-end operating environment for merchant processing and is intended to replace a number of legacy platforms that have higher cost structures. Depreciation and amortization associated with these costs is calculated based on transactions expected to be processed over the life of the platform. We believe that this method is more representative of the platform's use than the straight-line method. We are currently processing transactions on our G2 platform in seven markets in our Asia-Pacific region and for a limited number of U.S. merchants. As these markets represent a small percentage of our overall transactions, depreciation and amortization related to our G2 platform for fiscal 2012 was not significant. Depreciation and amortization expense will increase as we complete migrations of other merchants to the G2 platform.

Income Taxes

The determination of our provision for income taxes requires management's judgment in the use of estimates and the interpretation and application of complex tax laws. Judgment is also required in assessing the timing and amounts of deductible and taxable items. We believe our tax return positions are fully supportable; however, we establish liabilities for material tax exposures relating to deductions, transactions and other matters involving some uncertainty as to the proper tax treatment of the item. Issues raised by a tax authority may be finally resolved at an amount different than the related liability. When facts and circumstances change (including a resolution of an issue or statute of limitations expiration), these liabilities are adjusted through the provision for income taxes in the period of change.

Judgment will be required to determine whether or not some portion or all of our deferred tax assets will not be realized. To the extent we determine that we will not realize the benefit of some or all of our deferred tax assets, then these deferred tax assets will be adjusted through our provision for income taxes in the period in which this determination is made. At May 31, 2012 our consolidated balance sheet includes net deferred tax assets associated with our UK business of $92.8 million. Our assessment of the recoverability of these deferred tax assets is based, in part, on our projections of future business performance and viable tax planning strategies. If future business performance fails to meet projections, we may determine that some or all of these deferred tax assets will not be realized. In the event of such a determination, we would record a valuation allowance for the amount deemed unrecoverable with a corresponding charge to the provision for income taxes.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standards setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, our management believes that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

In December 2011, the FASB issued Accounting Standards Update ("ASU") 2011-12, "*Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No 2011-05*" ("ASU 2011-12"). The amendments in ASU 2011-12 defer the changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. See below for the provisions of ASU 2011-05.

In December 2011, the FASB issued ASU 2011-11, "*Disclosures About Offsetting Assets and Liabilities*" ("ASU 2011-11"). The amendments in ASU 2011-11 require entities to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on an entity's financial position. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current literature or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. This standard will become effective for us beginning June 2013. The disclosures required by ASU 2011-11 will be applied retrospectively for all comparative periods presented. We are currently evaluating the impact of ASU 2011-11 on our settlement processing assets and obligations disclosures.

In September 2011, the FASB issued ASU 2011-08, "*Testing Goodwill for Impairment*" ("ASU 2011-08"). The amendments in ASU 2011-08 will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This standard will become effective for us beginning June 2012. Early adoption is permitted. We are currently evaluating the impact of ASU 2011-08 on our goodwill impairment testing process.

In June 2011, the FASB issued ASU 2011-05, "*Presentation of Comprehensive Income*" ("ASU 2011-05"). In accordance with ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. This standard will become effective for us beginning June 2012. We are currently evaluating the options provided in the standard for reporting comprehensive income.

ITEM 7A Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

A significant amount of our operations are conducted in foreign currencies. Consequently, our revenues and income generated in currencies other than the U.S. dollar are affected by fluctuations in foreign currency exchange rates. For fiscal 2012, currency rate fluctuations increased our revenues by $2.2 million and our diluted earnings per share by $0.01 as compared to the prior year. To calculate this we converted our fiscal 2012 actual revenues and expenses at fiscal 2011 rates.

Generally, the functional currency of our various subsidiaries is their local currency. As a result, we are exposed to currency fluctuations on transactions which are not denominated in the functional currency. Gains and losses on such transactions are included in determining net income for the period. We seek to mitigate our foreign currency risk through timely settlement of transactions and cash flow matching, when possible. For the years ended May 31, 2012, 2011 and 2010 our transaction gains and losses were insignificant.

Additionally, we are affected by currency fluctuations in our funds settlement process on merchant payment, chargeback, and card network settlement transactions which are not denominated in the currency of the underlying credit or debit card transaction. Gains and losses on these transactions are included in revenue for the period.

We are also impacted by fluctuations in exchange rates on our investment in foreign operations. Relative to our net investment in foreign operations, the assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period-end rate of exchange. The resulting translation adjustment is recorded as a component of other comprehensive income and is included in shareholders' equity. Translation gains and losses on intercompany balances of a long-term investment nature are also recorded as a component of other comprehensive income.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on our cash investments and debt. We invest our excess cash in securities that we believe are highly liquid and marketable in the short term. These investments earn a floating rate of interest, and are not held for trading or other speculative purposes.

We have various lines of credit and term loans that we use to fund settlement in certain of our markets and for general corporate purposes and acquisitions. Interest rates on these lines of credit and term loans are based on market rates and fluctuate accordingly. As of May 31, 2012 there was $528.4 million outstanding on these lines of credit and term loans.

In certain of our credit card transaction processing markets, the Member uses its own funds to fund merchant settlement and charges us cost of funds. Cost of funds are charged at prevailing market rates and fluctuate accordingly.

Our cash investments and debt are floating rate, and therefore do not carry material risk of change in fair value. Our interest rate exposure related to a change in interest rates on net income is mitigated as an increase in rates increases both interest income and interest expense, and a reduction in rates reduces both interest income and interest expense.

Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes and believe the market risk arising from cash investments and debt to be minimal.

A 1% increase in interest rates as of May 31, 2012 would not have had a material adverse impact on our current or future consolidated net income or cash flows.

Derivative Financial Instruments

Historically, we have not entered into derivative financial instruments to mitigate interest rate fluctuation risk or foreign currency exchange rate risk. We may use derivative financial instruments in the future if we deem it useful in mitigating our exposure to interest rate or foreign currency exchange rate fluctuations.

ITEM 8 Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Payments Inc.:

We have audited the internal control over financial reporting of Global Payments Inc. and subsidiaries (the "Company") as of May 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2012 of the Company and our report dated July 27, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included explanatory paragraphs regarding (1) the Company's announcement that it identified and reported unauthorized access into its processing system and (2) a change in accounting method for the retirement of repurchased shares.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 27, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Payments Inc.:

We have audited the accompanying consolidated balance sheets of Global Payments Inc. and subsidiaries (the "Company") as of May 31, 2012 and 2011, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Payments Inc. and subsidiaries as of May 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company announced that it identified and reported unauthorized access into its processing system.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for the retirement of repurchased shares effective June 1, 2011 and retrospectively adjusted the consolidated financial statements for the years ended May 31, 2011 and 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of May 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 27, 2012

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended May 31, 2012	2011	2010
Revenues	$ 2,203,847	$ 1,859,802	$ 1,642,468
Operating expenses:			
Cost of service	784,756	665,017	584,609
Sales, general and administrative	1,027,304	863,191	734,580
Processing system intrusion	84,438	—	—
	1,896,498	1,528,208	1,319,189
Operating income	307,349	331,594	323,279
Other income (expense):			
Interest and other income	9,946	10,774	4,629
Interest and other expense	(16,848)	(18,161)	(17,519)
	(6,902)	(7,387)	(12,890)
Income from continuing operations before income taxes	300,447	324,207	310,389
Provision for income taxes	(82,881)	(95,076)	(87,379)
Income from continuing operations, net of tax	217,566	229,131	223,010
Loss from discontinued operations, net of tax	—	(975)	(3,901)
NET INCOME	**217,566**	**228,156**	**219,109**
Less: Net income attributable to noncontrolling interests	(29,405)	(18,918)	(15,792)
NET INCOME ATTRIBUTABLE TO GLOBAL PAYMENTS	**$ 188,161**	**$ 209,238**	**$ 203,317**
Amounts attributable to Global Payments:			
Income from continuing operations, net of tax	$ 188,161	$ 210,213	$ 207,218
Loss from discontinued operations, net of tax	—	(975)	(3,901)
NET INCOME ATTRIBUTABLE TO GLOBAL PAYMENTS	**$ 188,161**	**$ 209,238**	**$ 203,317**
Basic earnings per share attributable to Global Payments:			
Income from continuing operations	$ 2.39	$ 2.63	$ 2.56
Loss from discontinued operations	—	(0.01)	(0.05)
NET INCOME ATTRIBUTABLE TO GLOBAL PAYMENTS	**2.39**	**2.62**	**2.51**
Diluted earnings per share attributable to Global Payments:			
Income from continuing operations	2.37	2.61	2.52
Loss from discontinued operations	—	(0.01)	(0.04)
NET INCOME ATTRIBUTABLE TO GLOBAL PAYMENTS	**2.37**	**2.60**	**2.48**
Dividends per share	0.08	0.08	0.08

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except share data)	May 31, 2012	May 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 781,275	$ 1,354,285
Accounts receivable, net of allowances for doubtful accounts of $532 and $472, respectively	182,962	166,540
Claims receivable, net of allowances for losses of $3,435 and $3,870, respectively	1,029	914
Settlement processing assets	217,994	280,359
Inventory	9,864	7,640
Deferred income taxes	21,969	2,946
Prepaid expenses and other current assets	33,646	35,291
Total current assets	1,248,739	1,847,975
Goodwill	724,687	779,637
Other intangible assets	290,188	341,500
Property and equipment, net	305,848	256,301
Deferred income taxes	97,235	104,140
Other	21,446	20,978
TOTAL ASSETS	**$ 2,688,143**	**$ 3,350,531**
LIABILITIES AND EQUITY		
Current liabilities:		
Lines of credit	$ 215,391	$ 270,745
Current portion of long-term debt	76,420	85,802
Accounts payable and accrued liabilities	316,313	241,578
Settlement processing obligations	216,878	838,565
Income taxes payable	12,283	7,674
Total current liabilities	837,285	1,444,364
Long-term debt	236,565	268,217
Deferred income taxes	106,644	116,432
Other long-term liabilities	62,306	49,843
TOTAL LIABILITIES	**1,242,800**	**1,878,856**
Commitments and contingencies (See Note 15)		
Redeemable noncontrolling interest	144,422	133,858
Equity:		
Preferred stock, no par value; 5,000,000 shares authorized and none issued	—	—
Common stock, no par value; 200,000,000 shares authorized; 78,551,297 and 80,334,781 issued and outstanding at May 31, 2012 and 2011, respectively (see Note 1)	—	—
Paid-in capital (see Note 1)	358,728	419,591
Retained earnings (see Note 1)	843,456	685,624
Accumulated other comprehensive (loss) income	(30,000)	79,320
Total Global Payments shareholders' equity	1,172,184	1,184,535
Noncontrolling interest	128,737	153,282
Total equity	1,300,921	1,337,817
TOTAL LIABILITIES AND EQUITY	**$ 2,688,143**	**$ 3,350,531**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended May 31,		
(in thousands)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 217,566	$ 228,156	$ 219,109
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization of property and equipment	48,403	40,545	35,864
Amortization of acquired intangibles	50,696	41,692	32,803
Share-based compensation expense	16,391	15,885	18,072
Provision for operating losses and bad debts	22,417	20,577	25,025
Deferred income taxes	(19,498)	19,154	2,722
Loss on disposal of discontinued operations, non-cash	—	602	24,310
Other, net	(2,775)	(3,576)	2,443
Changes in operating assets and liabilities, net of the effects of acquisitions:			
Accounts receivable	(16,422)	(34,723)	(11,689)
Claims receivable	(13,519)	(14,425)	(14,936)
Settlement processing assets and obligations, net	(568,335)	299,895	140,962
Inventory	(2,394)	1,979	(4,727)
Prepaid expenses and other assets	3,511	3,537	(13,710)
Accounts payable and other accrued liabilities	85,875	89,230	18,803
Payables to money transfer beneficiaries	—	—	(6,107)
Income taxes payable	4,609	1,244	(3,183)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(173,475)	709,772	465,761
Cash flows from investing activities:			
Business, intangible and other asset acquisitions, net of cash acquired	(44,274)	(167,968)	(29,513)
Capital expenditures	(109,876)	(98,537)	(56,054)
Disposition of business, net of cash	—	(2,577)	60,231
Net decrease (increase) in financing receivables	2,565	2,062	(179)
Proceeds from sale of investment and contractual rights, net	1,152	—	311
NET CASH USED IN INVESTING ACTIVITIES	(150,433)	(267,020)	(25,204)
Cash flows from financing activities:			
Net (payments) borrowings on short-term lines of credit	(55,354)	191,558	69,013
Proceeds from issuance of long-term debt	146,374	205,298	305,744
Principal payments under long-term debt	(184,235)	(280,198)	(75,205)
Acquisition of redeemable noncontrolling interest	—	—	(307,675)
Proceeds from stock issued under employee stock plans	11,446	18,364	30,248
Common stock repurchased - share based compensation plans	(4,861)	—	—
Repurchase of common stock	(99,604)	(14,900)	(98,080)
Tax benefit from employee share-based compensation	1,441	9,141	7,186
Distributions to noncontrolling interest	(27,082)	(8,752)	(20,484)
Dividends paid	(6,311)	(6,388)	(6,497)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(218,186)	114,123	(95,750)
Effect of exchange rate changes on cash	(30,916)	27,464	(1,796)
(Decrease) Increase in cash and cash equivalents	(573,010)	584,339	343,011
Cash and cash equivalents, beginning of the period	1,354,285	769,946	426,935
Cash and cash equivalents, end of the period	$ 781,275	$ 1,354,285	$ 769,946

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(in thousands, except per share data)	Number of Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Currency Translation Adjustments	Accumulated Other Comprehensive Income (Loss) Minimum Pension Liability	Total Global Payments Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance at May 31, 2011	80,335	$ 419,591	$ 685,624	$ 82,159	$ (2,839)	$ 1,184,535	$ 153,282	$ 1,337,817
Comprehensive income:								
Net income			188,161			188,161	17,804	205,965
Minimum pension liability adjustment, net of tax of $1,260					(2,210)	(2,210)		(2,210)
Foreign currency translation adjustment, net of tax of $6,879				(107,110)		(107,110)	(22,991)	(130,101)
Total comprehensive income						78,841	(5,187)	73,654
Stock issued under employee stock plans, net	506	6,585				6,585		6,585
Tax benefit from employee share-based compensation, net		1,176				1,176		1,176
Share-based compensation expense		16,391				16,391		16,391
Distributions to noncontrolling interest							(19,358)	(19,358)
Redeemable noncontrolling interest valuation adjustment			(9,429)			(9,429)		(9,429)
Repurchase of common stock	(2,290)	(85,015)	(14,589)			(99,604)		(99,604)
Dividends paid ($0.08 per share)			(6,311)			(6,311)		(6,311)
BALANCE AT MAY 31, 2012	**78,551**	**$ 358,728**	**$ 843,456**	**$(24,951)**	**$ (5,049)**	**$ 1,172,184**	**$ 128,737**	**$ 1,300,921**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(in thousands, except per share data)	Number of Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss: Currency Translation Adjustments	Accumulated Other Comprehensive Loss: Minimum Pension Liability	Total Global Payments Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance at May 31, 2010	79,646	$ 390,325	$ 515,194	$ (41,306)	$ (2,949)	$ 861,264	$ 10,253	$ 871,517
Comprehensive income:								
Net income			209,238			209,238	9,326	218,564
Minimum pension liability adjustment, net of tax of $88					110	110		110
Foreign currency translation adjustment, net of tax of $(5,366)				123,465		123,465	9,717	133,182
Total comprehensive income						332,813	19,043	351,856
Stock issued under employee stock plans, net	1,034	18,364				18,364		18,364
Tax benefit from employee share-based compensation, net		7,997				7,997		7,997
Share-based compensation expense		15,885				15,885		15,885
Noncontrolling interest in business acquisitions							132,738	132,738
Distributions to noncontrolling interest							(8,752)	(8,752)
Redeemable noncontrolling interests valuation adjustment			(32,420)			(32,420)		(32,420)
Repurchase of common stock (see Note 1)	(345)	(12,980)				(12,980)		(12,980)
Dividends paid ($0.08 per share)			(6,388)			(6,388)		(6,388)
BALANCE AT MAY 31, 2011	**80,335**	**$ 419,591**	**$ 685,624**	**$ 82,159**	**$ (2,839)**	**$ 1,184,535**	**$ 153,282**	**$ 1,337,817**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(in thousands, except per share data)	Number of Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss) Currency Translation Adjustments	Accumulated Other Comprehensive Income/(Loss) Minimum Pension Liability	Total Global Payments Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance at May 31, 2009, as previously reported	80,445	$ 405,241	$ 273,090	$ (8,987)	$ (1,914)	$ 667,430	$ 10,813	$ 678,243
Retrospective adjustment for the change in accounting method for the retirement of repurchased shares (see Note 1)		15,447	(15,447)	—	—	—	—	—
Balance at May 31, 2009, as adjusted		420,688	257,643	(8,987)	(1,914)	667,430	10,813	678,243
Comprehensive income (loss):								
Net income			203,317			203,317	8,029	211,346
Minimum pension liability adjustment, net of tax of $(584)					(1,035)	(1,035)		(1,035)
Foreign currency translation adjustment, net of tax of $555				(32,319)		(32,319)		(32,319)
Total comprehensive income						169,963	8,029	177,992
Stock issued under employee stock plans	1,584	30,248				30,248		30,248
Tax benefit from employee share-based compensation		7,186				7,186		7,186
Share-based compensation expense		18,072				18,072		18,072
Distributions to noncontrolling interest							(8,589)	(8,589)
Deferred tax asset arising from acquisition of noncontrolling interest			89,965			89,965		89,965
Redeemable noncontrolling interests valuation adjustment			(15,103)			(15,103)		(15,103)
Adjustment for the correction of an error (see Note 1)	(2,383)	(100,000)				(100,000)		(100,000)
Retrospective adjustment for the change in accounting method for the retirement of repurchased shares (see Note 1)		14,131	(14,131)			—		—
Dividends paid ($0.08 per share)			(6,497)			(6,497)		(6,497)
BALANCE AT MAY 31, 2010 (SEE NOTE 1)	**79,646**	**$ 390,325**	**$ 515,194**	**$ (41,306)**	**$ (2,949)**	**$ 861,264**	**$ 10,253**	**$ 871,517**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Policies

Business, Consolidation and Presentation

Global Payments Inc. is a high-volume processor of electronic transactions for merchants, multinational corporations, financial institutions, consumers, government agencies and other business and non-profit business enterprises to facilitate payments to purchase goods and services or further other economic goals. Our role is to serve as an intermediary in the exchange of information and funds that must occur between parties so that a transaction can be completed. We were incorporated in Georgia as Global Payments Inc. in September 2000 and we spun-off from our former parent company on January 31, 2001. Including our time as part of our former parent company, we have been in business since 1967. Our fiscal year ends on May 31, thus we refer to the years ended May 31, 2012, 2011, and 2010 as fiscal years 2012, 2011, and 2010, respectively.

These consolidated financial statements include our accounts and those of our majority-owned subsidiaries and all intercompany balances and transactions have been eliminated. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and present our financial position, results of operations, and cash flows.

As a result of our disposition of our money transfer businesses in fiscal year 2010, this segment has been accounted for as a discontinued operation. Please see Note 4 - Discontinued Operations for further information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Our most significant estimate that is subject to change is discussed in Note 2 – Processing System Intrusion.

Correction of an Error and Change in Accounting Principle

During the three months ended August 31, 2011 we determined that our presentation of repurchased shares as a separate component of shareholders' equity ("Treasury stock") in previously issued financial statements was at variance with Georgia incorporation law. As such, our shares repurchased during fiscal year 2010 and the first quarter of fiscal 2011 should have been accounted for as constructively retired, and the cost of repurchased shares should have been charged to paid-in capital in accordance with our accounting policy at that time. As a result of this error, our previously reported balances of treasury stock and paid-in capital as of May 31, 2011 and 2010 were misstated. To correct this error we have restated our May 31, 2011 and 2010 treasury stock and paid-in capital balances, including an adjustment of $13.0 million for the year ended May 31, 2011. This adjustment is reflected in our consolidated statements of changes in equity by eliminating treasury stock and reclassifying this balance to paid-in capital. The May 31, 2011 treasury stock balance of $113.0 million has been reclassified to reduce paid-in capital by $113.0 million. The May 31, 2010 treasury stock balance of $100.0 million has been reclassified to reduce paid-in capital by $100.0 million. The effect of these misstatements was limited to treasury stock and paid-in capital.

Effective June 1, 2011, we elected to change our method of accounting for the retirement of repurchased shares. We previously accounted for the retirement of repurchased shares by charging the entire cost to paid-in capital. Our new method of accounting allocates the cost of repurchased and retired shares between paid-in capital and retained earnings. We believe that this method is preferable because it more accurately reflects our paid-in capital balances by allocating the cost of the shares repurchased and retired to paid-in capital in proportion to paid-in capital associated with the original issuance of said shares. We reflected the application of this new accounting method retrospectively by adjusting prior periods. This change is limited to an increase to the beginning balance of paid-in capital and a decrease to beginning balance of retained earnings of $15.4 million at May 31, 2009, an increase to paid-in capital and a decrease to retained earnings of $14.1 million during the fiscal year ended May 31, 2010 and is reflected in our consolidated balance sheets and statements of changes in equity.

Revenue Recognition

Our two merchant services segments primarily include processing solutions for credit cards, debit cards, electronic payments and check-related services. Revenue is recognized as such services are performed. Revenue for processing services provided directly to merchants is recorded net of interchange fees charged by card issuing banks. The majority of our business model provides payment products and services directly to merchants as our end customers. We also provide similar products and services to financial institutions and a limited number of Independent Sales Organizations (ISOs) that, in turn, resell our products and services, in which case, the financial institutions and select ISOs are our end customers. The majority of merchant services revenue is generated on services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number of transactions or the transaction value. Revenue from credit cards and signature debit cards, which are only a U.S. based card type, is generally based on a percentage of transaction value along with other related fees, while revenue from PIN-based debit cards is typically based on a fee per transaction.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased. Cash and cash equivalents include reserve funds collected from our merchants that serve as collateral ("Merchant Reserves") to minimize contingent liabilities associated with any losses that may occur under the merchant agreement. We record a corresponding liability in settlement processing assets and settlement processing obligations in our consolidated balance sheet. While this cash is not restricted in its use, we believe that designating this cash to collateralize Merchant Reserves strengthens our fiduciary standing with our member sponsors and is in accordance with guidelines set by the card networks. As of May 31, 2012 and 2011, our cash and cash equivalents included $328.2 million and $271.4 million, respectively, related to Merchant Reserves.

Our cash and cash equivalents include settlement related cash balances. Settlement related cash balances represent surplus funds that we hold on behalf of our member sponsors when the incoming amount from the card networks precedes the member sponsors' funding obligation to the merchant. Settlement related cash balances are not restricted; however, these funds are generally paid out in satisfaction of settlement processing obligations the following day. Our settlement cash balances and the corresponding settlement processing obligations were unusually high at May 31, 2011 due to the timing of month end cut off. Please see *Settlement processing assets and obligations* below for further information.

Inventory

Inventory, which includes electronic point of sale terminals, automated teller machines, and related peripheral equipment, is stated at the lower of cost or fair value. Cost is determined by using the average cost method.

Settlement Processing Assets and Obligations

We are designated as a Merchant Service Provider by MasterCard and an Independent Sales Organization by Visa. These designations are dependent upon member clearing banks ("Member") sponsoring us and our adherence to the standards of the networks. We have primary financial institution sponsors in the various markets where we facilitate payment transactions with whom we have sponsorship or depository and clearing agreements. These agreements allow us to route transactions under the member banks' control and identification numbers to clear credit card transactions through Visa and MasterCard. Visa and MasterCard set the standards with which we must comply. Certain of the member financial institutions of Visa and MasterCard are our competitors. In certain markets, we are members in various payment networks, allowing us to process and fund transactions without third-party sponsorship.

We also provide credit card transaction processing for Discover Financial Services or Discover Card ("Discover") and are designated as an acquirer by Discover. Our agreement with Discover allows us to acquire, process and fund transactions directly through Discover's network without the need of a financial institution sponsor. Otherwise, we process Discover transactions similarly to how we process MasterCard and Visa transactions. Discover publishes acquirer operating regulations, with which we must comply. We use our Members to assist in funding merchants for Discover transactions.

Funds settlement refers to the process of transferring funds for sales and credits between card issuers and merchants. Depending on the type of transaction, either the credit card interchange system or the debit network is used to transfer the information and funds between the Member and card issuer to complete the link between merchants and card issuers.

For transactions processed on our systems, we use our internal network telecommunication infrastructure to provide funding instructions to the Members who in turn fund the merchants. In certain of our markets, merchant funding primarily occurs after the Member receives the funds from the card issuer through the card networks creating a net settlement obligation on our balance sheet. In our other markets, the Member funds the merchants before the Member receives the net settlement funds from the card networks, creating a net settlement asset on our balance sheet. In certain markets, the Member provides the payment processing operations and related support services on our behalf under a transition services agreement. In such instances, we do not reflect the related settlement processing assets and obligations in our consolidated balance sheet. The Member will continue to provide these operations and services until the integration to our platform is completed. After our integration, the Member will continue to provide funds settlement services similar to the functions performed by our Members in other markets at which point the related settlement assets and obligations will be reflected in our consolidated balance sheet.

Timing differences, interchange expense, Merchant Reserves and exception items cause differences between the amount the Member receives from the card networks and the amount funded to the merchants. The standards of the card networks restrict us from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member until the merchant is funded. However, in practice and in accordance with the terms of our sponsorship agreements with our Members, we generally follow a net settlement process whereby, if the incoming amount from the card networks precedes the Member's funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member in our account at the Member bank and record a corresponding liability. Conversely, if the Member's funding obligation to the merchant precedes the incoming amount from the card networks, the amount of the Member's net receivable position is either subsequently advanced to the Member by us or the Member satisfies this obligation with its own funds. If the Member uses its own funds, the Member assesses a funding cost, which is included in interest and other expense on the accompanying consolidated statements of income. Each participant in the transaction process receives compensation for its services.

Settlement processing assets and obligations represent intermediary balances arising in our settlement process for direct merchants. Settlement processing assets consist primarily of (i) our receivable from merchants for the portion of the discount fee related to reimbursement of the interchange expense ("Interchange reimbursement"), (ii) our receivable from the Members for transactions we have funded merchants on behalf of the Members in advance of receipt of card association funding ("Receivable from Members"), (iii) our receivable from the card networks for transactions processed on behalf of merchants where we are a Member of that particular network ("Receivable from networks"), and (iv) exception items, such as customer chargeback amounts receivable from merchants ("Exception items"), all of which are reported net of (v) Merchant Reserves held to minimize contingent liabilities associated with charges properly reversed by a cardholder ("Merchant Reserves"). Settlement processing obligations consist primarily of (i) Interchange reimbursement, (ii) our receivable from the Members for transactions for which we have funded merchants on behalf of the Members prior to the receipt of funding from the Members ("Receivable from Members") (iii) our liability to the Members for transactions for which we have received funding from the Members but have not funded merchants on behalf of the Members ("Liability to Members"), (iv) our liability to merchants for transactions that have been processed but not yet funded where we are a Member of that particular network ("Liability to merchants"), (v) Exception items, (vi) Merchant Reserves, (vii) the reserve for operating losses (see Reserve for operating losses below), and (viii) the reserve for sales allowances. In cases in which the Member uses its own funds to satisfy a funding obligation to merchants that precedes the incoming amount from the card network, we reflect the amount of this funding as a component of "Liability to Members."

A summary of these amounts as of May 31, 2012 and 2011 is as follows:

(in thousands)		2012		2011
Settlement processing assets:				
Interchange reimbursement	$	28,699	$	72,022
Receivable from Members		77,073		142,117
Receivable from networks		118,942		124,980
Exception items		1,345		4,456
Merchant Reserves		(8,065)		(63,216)
TOTAL		**$217,994**	**$**	**280,359**
Settlement processing obligations:				
Interchange reimbursement		$223,008	$	212,069
Receivable from (liability to) Members		589		(718,650)
Liability to merchants		(128,663)		(129,806)
Exception items		11,554		12,394
Merchant Reserves		(320,168)		(208,195)
Reserve for operating losses		(2,325)		(3,102)
Reserves for sales allowances		(873)		(3,275)
TOTAL	**$**	**(216,878)**	**$**	**(838,565)**

Reserve for Operating Losses

As a part of our merchant credit and debit card processing and check guarantee services, we experience merchant losses and check guarantee losses, which are collectively referred to as "operating losses."

Our credit card processing merchant customers are liable for any charges or losses that occur under the merchant agreement. In the event, however, that we are not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or any other merchant-related reason, we may be liable for any such losses based on our merchant agreement. We require cash deposits (merchant reserves), guarantees, letters of credit, and other types of collateral by certain merchants to minimize any such contingent liability. We also utilize a number of systems and procedures to manage merchant risk. We have, however, historically experienced losses due to merchant defaults.

We account for our potential liability for the full amount of the operating losses discussed above as guarantees. We estimate the fair value of these guarantees by adding a fair value margin to our estimate of losses. This estimate of losses is comprised of estimated incurred losses and a projection of future losses. Estimated incurred loss accruals are recorded when it is probable that we have incurred a loss and the loss is reasonably estimable. These losses typically result from chargebacks related to merchant bankruptcies, closures, or fraud. Estimated incurred losses are calculated at the merchant level based on chargebacks received to date, processed volume, and historical chargeback ratios. The estimate is reduced for any collateral that we hold. Accruals for estimated incurred losses are evaluated periodically and adjusted as appropriate based on actual loss experience. Our projection of future losses is based on an assumed percentage of our direct merchant credit card and signature debit card sales volumes processed, or processed volume. Historically, this estimation process has been materially accurate.

As of May 31, 2012 and 2011, $2.3 million and $3.1 million, respectively, have been recorded to reflect the fair value of guarantees associated with merchant card processing. These amounts are included in settlement processing obligations in the accompanying consolidated balance sheets. The expense associated with the fair value of the guarantees of customer chargebacks is included in cost of service in the accompanying consolidated statements of income. For the years ended May 31, 2012, 2011 and 2010 we recorded such expenses in the amounts of $8.8 million, $6.0 million and $9.6 million, respectively.

In our check guarantee service offering, we charge our merchants a percentage of the gross amount of the check and guarantee payment of the check to the merchant in the event the check is not honored by the checkwriter's bank in accordance with the merchant's agreement with us. The fair value of the check guarantee approximates cost and is equal to the fee charged for the guarantee service, and we defer this fee revenue until the guarantee is satisfied. We have the right to collect the full amount of the check from the checkwriter but have not historically recovered 100% of the guaranteed checks. Our check guarantee loss reserve is based on historical and projected loss experience. As of May 31, 2012 and 2011, we have a check guarantee loss reserve of $3.4 million and $3.9 million, respectively, which is included in net claims receivable in the accompanying consolidated balance sheets. For the years ended May 31, 2012, 2011 and 2010 we recorded expenses of $13.4 million, $14.2 million and $14.9 million, respectively, which are included in cost of service in the accompanying consolidated statements of income. The estimated check returns and recovery amounts are subject to the risk that actual amounts returned and recovered in the future may differ significantly from estimates used in calculating the receivable valuation allowance.

As the potential for merchants' failure to settle individual reversed charges from consumers in our merchant credit card processing offering and the timing of individual checks clearing the checkwriters' banks in our check guarantee offering are not predictable, it is not practicable to calculate the maximum amounts for which we could be liable under the guarantees issued under the merchant card processing and check guarantee service offerings. It is not practicable to estimate the extent to which merchant collateral or subsequent collections of dishonored checks, respectively, would offset these exposures due to these same uncertainties.

Property and Equipment

Property and equipment are stated at amortized cost. Depreciation and amortization are calculated using the straight-line method, except for certain technology assets discussed below. Leasehold improvements are amortized over the lesser of the remaining term of the lease or the useful life of the asset. Maintenance and repairs are charged to operations as incurred.

We develop software that is used in providing processing services to customers. Capitalization of internally developed software, primarily associated with operating platforms, occurs when we have completed the preliminary project stage, management authorizes the project, management commits to funding the project, it is probable the project will be completed and the project will be used to perform the function intended. The preliminary project stage consists of the conceptual formulation of alternatives, the evaluation of alternatives, the determination of existence of needed technology and the final selection of alternatives. Costs incurred prior to the completion of the preliminary project stage are expensed as incurred.

As of May 31, 2012, we have placed into service $86.5 million of hardware and software associated with our technology processing platform, referred to as G2; $31.6 million of which was placed in service during fiscal 2012. The vision for this platform is to serve as a front-end operating environment for merchant processing and is intended to replace a number of legacy platforms that have higher cost structures. Depreciation and amortization associated with these costs is calculated based on transactions expected to be processed over the life of the platform. We believe that this method is more representative of the platform's use than the straight-line method. We are currently processing transactions on our G2 platform in seven markets in our Asia-Pacific region and for a limited number of U.S. merchants. As these markets represent a small percentage of our overall transactions, depreciation and amortization related to our G2 platform for fiscal 2012 was not significant. Depreciation and amortization expense will increase as we complete migrations of other merchants to the G2 platform.

Goodwill and Other Intangible Assets

We completed our most recent annual goodwill impairment test as of January 1, 2012 and determined that the fair value of each of our reporting units was substantially in excess of the carrying value. No events or changes in circumstances have occurred since the date of our most recent annual impairment test that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level, and the impairment test consists of two steps. In the first step the reporting unit's carrying amount, including goodwill, is compared to its fair value. If the carrying amount of the reporting unit is greater than its fair value, goodwill is considered impaired and step two must be performed. Step two measures the impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit (including unrecognized intangibles) as if the reporting unit had been acquired in a business combination. The excess of fair value over the amounts allocated to the assets and liabilities of the reporting unit is the implied fair value of goodwill. The excess of the carrying amount over the implied fair value is the impairment loss.

We have six reporting units: North America Merchant Services, UK Merchant Services, Asia-Pacific Merchant Services, Central and Eastern Europe Merchant Services, Russia Merchant Services and Spain Merchant Services. We estimate the fair value of our reporting units using a combination of the income approach and the market approach. The income approach utilizes a discounted cash flow model incorporating management's expectations for future revenue, operating expenses, EBITDA, capital expenditures and an anticipated tax rate. We discount the related cash flow forecasts using our estimated weighted-average cost of capital for each reporting unit at the date of valuation. The market approach utilizes comparative market multiples in the valuation estimate. Multiples are derived by relating the value of guideline companies, based on either the market price of publicly traded shares or the prices of companies being acquired in the marketplace, to various measures of their earnings and cash flow. Such multiples are then applied to the historical and projected earnings and cash flow of the reporting unit in developing the valuation estimate.

Preparation of forecasts and the selection of the discount rates involve significant judgments about expected future business performance and general market conditions. Significant changes in our forecasts, the discount rates selected or the weighting of the income and market approach could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.

Other intangible assets primarily represent customer-related intangible assets (such as customer lists and merchant contracts), contract-based intangible assets (such as non-compete agreements, referral agreements and processing rights), and trademarks associated with acquisitions. Customer-related intangible assets, contract-based intangible assets and certain trademarks are amortized over their estimated useful lives of from 5 to 30 years. The useful lives for customer-related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the revenues, expenses, and customer attrition associated with the assets. The useful lives of contract-based intangible assets are equal to the terms of the agreements. The useful lives of amortizable trademarks are based on our plans to phase out the trademarks in the applicable markets.

Amortization for most of our customer-related intangible assets is calculated using an accelerated method. In determining amortization expense under our accelerated method for any given period, we calculate the expected cash flows for that period that were used in determining the acquired value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset. We multiply that percentage by the initial carrying value of the asset to arrive at the amortization expense for that period. If the cash flow patterns that we experience are less favorable than our initial estimates, we will adjust the amortization schedule accordingly. These cash flow patterns are derived using certain assumptions and cost allocations due to a significant amount of asset interdependencies that exist in our business.

Impairment of Long-Lived Assets

We regularly evaluate whether events and circumstances have occurred that indicate the carrying amount of property and equipment and finite-lived intangible assets may not be recoverable. When factors indicate that these long-lived assets should be evaluated for possible impairment, we assess the potential impairment by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values or discounted cash flow analyses as applicable. We regularly evaluate whether events and circumstances have occurred that indicate the useful lives of property and equipment and finite-life intangible assets may warrant revision. In our opinion, the carrying values of our long-lived assets, including property and equipment and finite-life intangible assets, were not impaired at May 31, 2012 and 2011.

Income Taxes

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At May 31, 2012, our consolidated balance sheet includes net deferred tax assets associated with our UK business of $92.8 million.

Our effective tax rates were 27.6%, 29.3%, 28.2% for the years ended May 31, 2012, 2011 and 2010, respectively. The effective tax rates for the years ended May 31, 2012 and 2011 reflect adjustments to our UK deferred tax asset due to legislated enacted corporate tax rate reductions in the United Kingdom of 2% and 1%, respectively. Please see Note 9– Income Tax for further information.

Fair Value of Financial Instruments

We consider that the carrying amounts of our financial instruments, including cash and cash equivalents, receivables, lines of credit, accounts payable and accrued liabilities, approximate their fair value given the short-term nature of these items. Our term loans include variable interest rates based on the prime rate or London Interbank Offered Rate plus a margin based on our leverage position. At May 31, 2012, the carrying amount of our term loans approximates fair value, which is calculated using Level 2 inputs. Our subsidiary in the Russian Federation has notes payable with interest rates ranging from 8.0% to 8.5% and maturity dates ranging from June 2012 through November 2016. At May 31, 2012, we believe the carrying amount of these notes approximates fair value, which is calculated using Level 3 inputs. Please see Note 7 – Long-Term Debt and Credit Facilities for further information.

Financing Receivables

Our subsidiary in the Russian Federation purchases Automated Teller Machines (ATMs) and leases those ATMs to our sponsor bank. We have determined these arrangements to be direct financing leases. Accordingly, we have $13.5 million and $18.9 million of financing receivables included in our May 31, 2012 and 2011 consolidated balance sheets, respectively.

There is an inherent risk that our customer may not pay the contractual balances due. We periodically review the financing receivables for credit losses and past due balances to determine whether an allowance should be recorded. Historically we have not had any credit losses or past due balances associated with these receivables, and therefore we do not have an allowance recorded. We have had no financing receivables modified as troubled debt restructurings nor have we had any purchases or sales of financing receivables.

Fair Value Measurements

GAAP requires disclosures about assets and liabilities that are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The reporting standard establishes consistency and comparability by providing a fair value hierarchy that prioritizes the inputs to valuation techniques into three broad levels. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our assumptions, and include situations where there is little or no market activity for the asset or liability.

Foreign Currencies

We have significant operations in a number of foreign subsidiaries whose functional currency is their local currency. Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period. For the years ended May 31, 2012 and 2011, our transaction gains and losses were insignificant.

The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period-end rate of exchange. Income statement items are translated at the weighted average rates prevailing during the period. The resulting translation adjustment is recorded as a component of other comprehensive income and is included in equity. Translation gains and losses on intercompany balances of a long-term investment nature are also recorded as a component of other comprehensive income.

Retirement Benefits

We have a noncontributory defined benefit pension plan covering certain of our U.S. employees who met the eligibility provisions at the time the plan was closed on June 1, 1998. Benefits are based on years of service and the employee's compensation during the highest five consecutive years of earnings out of the last ten years of service. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective May 31, 2004, we modified the pension plan to cease benefit accruals for increases in compensation levels.

We also have a noncontributory defined benefit supplemental executive retirement plan ("SERP") covering one participant, whose employment ceased in fiscal 2002. This plan was initially formed by our former parent company and was transferred to us in the spin-off transaction that occurred on January 31, 2001. Benefits are based on years of service and the employee's compensation during the highest three consecutive years of earnings out of the last ten years of service. The SERP is a nonqualified, unfunded deferred compensation plan under ERISA.

The measurement date for the pension plans is May 31, which coincides with the plans' fiscal year. Our plan expenses for fiscal 2012, 2011 and 2010 were actuarially determined. Due to the limited participation by employees in these plans and the related subsequent modifications, the total benefit obligation and funded status of the plans is not material and we have not provided full disclosure of such amounts.

Earnings Per Share

Basic earnings per share is computed by dividing reported earnings available to common shareholders by the weighted average shares outstanding during the period. Earnings available to common shareholders are the same as reported net income attributable to Global Payments for all periods presented.

Diluted earnings per share is computed by dividing reported earnings available to common shareholders by the weighted average shares outstanding during the period and the impact of securities that would have a dilutive effect on earnings per share. All options with an exercise price less than the average market share price for the period are assumed to have a dilutive effect on earnings per share. The diluted share base for the years ended May 31, 2012, 2011 and 2010 excludes shares of 0.2 million, 0.7 million and 0.5 million respectively, related to stock options. These shares were not considered in computing diluted earnings per share because including them would have had an antidilutive effect. No additional securities were outstanding that could potentially dilute basic earnings per share.

The following table sets forth the computation of diluted weighted average shares outstanding for the years ended May 31, 2012, 2011 and 2010 (in thousands):

(in thousands)	2012	2011	2010
Basic weighted average shares outstanding	78,829	79,837	81,075
Plus: dilutive effect of stock options and other share-based awards	602	641	1,045
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	**79,431**	**80,478**	**82,120**

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standards setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, our management believes that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

In December 2011, the FASB issued Accounting Standards Update ("ASU") 2011-12, "*Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No 2011-05*" ("ASU 2011-12"). The amendments in ASU 2011-12 defer the changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. See below for the provisions of ASU 2011-05.

In December 2011, the FASB issued ASU 2011-11, "*Disclosures About Offsetting Assets and Liabilities*" ("ASU 2011-11"). The amendments in ASU 2011-11 require entities to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on an entity's financial position. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current literature or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. This standard will become effective for us beginning June 2013. The disclosures required by ASU 2011-11 will be applied retrospectively for all comparative periods presented. We are currently evaluating the impact of ASU 2011-11 on our settlement processing assets and obligations disclosures.

In September 2011, the FASB issued ASU 2011-08, "*Testing Goodwill for Impairment*" ("ASU 2011-08"). The amendments in ASU 2011-08 will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This standard will become effective for us beginning June 2012. Early adoption is permitted. We are currently evaluating the impact of ASU 2011-08 on our goodwill impairment testing process.

In June 2011, the FASB issued ASU 2011-05, "*Presentation of Comprehensive Income*" ("ASU 2011-05"). In accordance with ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. This standard will become effective for us beginning June 2012. We are currently evaluating the options provided in the standard for reporting comprehensive income.

NOTE 2 Processing System Intrusion

In early March of this year, we identified and self-reported unauthorized access into a limited portion of our North America card processing system.

As a result of this event, certain card networks removed us from their list of Payment Card Industry Data Security Standard, referred to as PCI DSS, compliant service providers. We have hired a Qualified Security Assessor, or QSA, to conduct an independent review of the PCI DSS compliance of our systems. Once that review is complete and we conclude the required remediation, we will work closely with the networks to return to the lists of PCI DSS compliant service providers as quickly as possible. We continue to sign new merchants and process transactions around the world for all card networks.

The investigation also revealed potential unauthorized access to servers containing personal information collected from a subset of merchant applicants. It is unclear whether any such information was exported; however, we notified potentially-affected individuals and made available credit monitoring and identity protection insurance at no cost to the individual.

For the year ended May 31, 2012, we have recorded $84.4 million of expense associated with this incident. Of this amount, $19.0 million represents the costs we have incurred through May 31, 2012 for legal fees, fees of consultants and other professional advisors engaged to conduct the investigation and various other costs associated with the investigation and remediation. An additional $67.4 million represents an accrual of our estimate of fraud losses, fines and other charges that will be imposed upon us by the card networks. We have also recorded $2.0 million of insurance recoveries based on claims submitted to date as discussed below. We based our estimate of fraud losses, fines and other charges on our understanding of the rules and operating regulations published by the networks and preliminary settlement discussions with the networks. As such, the final settlement amounts and our ultimate costs associated with fraud losses, fines and other charges that will be imposed by the networks could differ from the amount we have accrued as of May 31, 2012. Any such difference could have a material impact on our results of operations in the period in which the associated claims are actually settled, or in the period in which we receive additional information that would cause us to refine our estimate of losses and adjust our accrual. Currently we do not have sufficient information to estimate the amount or range of additional possible loss.

A class action arising out of the data breach we experienced earlier this year was filed against us on April 4, 2012 by Natalie Willingham (individually and on behalf of a putative nationwide class). Specifically, Ms. Willingham alleged that the Company failed to maintain reasonable and adequate procedures to protect her personally identifiable information ("PII") which she claims resulted in two fraudulent charges on her credit card in March 2012. Further, Ms. Willingham asserted that the Company failed to timely notify the public of the data breach. Based on these allegations, Ms. Willingham asserted claims for negligence, violation of the Federal Stored Communications Act, willful violation of the Fair Credit Reporting Act, negligent violation of the Fair Credit Reporting Act, violation of Georgia's Unfair and Deceptive Trade Practices Act, negligence per se, breach of third-party beneficiary contract, and breach of implied contract. Plaintiffs seek an unspecified amount of damages and injunctive relief. The suit was filed in the United States District Court for the Northern District of Georgia. On May 14, 2012, the Company filed a motion to dismiss. On July 11, 2012, Plaintiff filed a motion for leave to amend her complaint, and on July 16, 2012, the Court granted that motion. Plaintiff filed an amended complaint on July 16, 2012. The amended complaint does not add any new causes of action. Instead, it adds two new named Plaintiffs (Nadine and Robert Hielscher) and drops Plaintiffs' claim for negligence per se. The Company's deadline for responding to the amended complaint is August 2, 2012. At this stage of the proceedings we cannot predict the outcome of the matter, but we intend to defend the matter vigorously. We have not recorded a loss accrual related to this matter because we have not determined that a loss is probable. Currently we do not have sufficient information to estimate the amount or range of possible loss associated with this matter.

We are insured under policies that we believe may provide coverage of certain costs associated with this event. The policies provide a total of $30.0 million in policy limits and contain various sub-limits of liability and other terms, conditions and limitations, including a $1.0 million deductible per claim. The insurers have been advised of the circumstances surrounding our recent event. As of May 31, 2012 we have recorded $2.0 million in insurance recoveries based on claims submitted to date. We expect to receive additional recoveries as we receive assessments from the networks and submit additional claims. We will record receivables for such recoveries in the periods in which we determine such recovery is probable and the amount can be reasonably estimated.

We expect to incur additional costs associated with investigation, remediation and demonstrating PCI DSS compliance and for the credit monitoring and identity protection insurance we are providing to potentially-affected individuals. We will expense such costs as they are incurred in accordance with our accounting policies for such costs. We currently anticipate that such additional costs may be material to our fiscal 2013 results of operations.

NOTE 3 Business and Intangible Asset Acquisitions

In the years ended May 31, 2012, 2011, and 2010, we acquired the following businesses and intangible assets:

	Date Acquired	Percentage Ownership
Fiscal 2012		
Alfa-Bank	December 5, 2011	100%
HSBC Malta	December 30, 2011	100%
CyberSource portfolio	January 31, 2012	100%
Fiscal 2011		
Comercia Global Payments Entidad de Pago, S.L.	December 20, 2010	51%
Various contract-based and customer related intangible assets	Various	100%
Fiscal 2010		
HSBC Merchant Services LLP (49% noncontrolling interest purchase)	June 12, 2009	49%
Auctionpay, Inc. (currently known as Greater Giving)	September 28, 2009	100%
HealthCard Systems / NationalCard Processing Systems	April 21, 2010	100%

The business acquisitions have been recorded using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. The operating results of each acquisition are included in our consolidated statements of income from the dates of each acquisition.

Fiscal 2012

Alfa-Bank

On December 5, 2011, we acquired the merchant acquiring business of Alfa-Bank ("Alfa"), the largest privately owned bank in Russia, for $14.1 million in cash. This acquisition has been recorded as a business combination, and the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The purchase price of Alfa was determined by analyzing the historical and prospective financial statements. The results of operations of this business were not significant to our consolidated results of operations and accordingly, we have not provided pro forma information relating to this acquisition.

The following table summarizes the purchase price allocation (in thousands):

Goodwill	$	3,021
Customer-related intangible assets		7,004
Fixed Assets		1,137
Other Assets		2,888
NET ASSETS ACQUIRED	**$**	**14,050**

The customer-related intangible assets have estimated amortization periods of 10 years.

Malta

On December 30, 2011, we acquired a merchant acquiring business in Malta from HSBC Malta for $14.5 million in cash. This acquisition has been recorded as a business combination, and the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. In conjunction with the acquisition, HSBC Malta agreed to a 10 year marketing alliance agreement in which HSBC Malta will refer customers to us for payment processing services in Malta and provide sponsorship into the card networks. The purchase price of our merchant acquiring business in Malta was determined by analyzing the historical and prospective financial statements. The results of operations of this business were not significant to our consolidated results of operations and accordingly, we have not provided pro forma information relating to this acquisition.

The following table summarizes the purchase price allocation (in thousands):

Goodwill	$	6,341
Customer-related intangible assets		4,543
Contract-based intangible assets		2,796
Fixed assets		798
NET ASSETS ACQUIRED	**$**	**14,478**

The goodwill associated with the acquisition is not deductible for tax purposes. The customer-related intangible assets have estimated amortization periods of 16 years. The contract-based intangible assets have estimated amortization periods of 10 years.

CyberSource

On January 31, 2012, we acquired the U.S. merchant portfolio of CyberSource from Visa for $14.9 million. The merchant portfolio has been classified as customer-related intangible assets with estimated amortization periods of 10 years.

Fiscal 2011

Comercia Global Payments Entidad de Pago, S.L.

On December 20, 2010, we acquired a 51% controlling financial interest in Comercia Global Payments Entidad de Pago, S.L. ("Comercia"), a newly formed company into which Caixa d'Estalvis i Pensions de Barcelona ("Caixa Bank") contributed its merchant acquiring business in Spain. Caixa Bank owns the remaining 49% of Comercia. We formed Comercia with Caixa Bank, one of the largest retail banks in Spain, to provide merchant acquiring services to merchants in Spain. We purchased our share of Comercia for €125 million. The shareholders contributed a total of €6.4 million as initial capital to form Comercia. Our total investment in Comercia, including our 51% share of the initial capital was €128.3 million ($173.5 million as of the closing date). We manage the day-to-day operations of the corporation, control all major decisions and, accordingly, consolidate the corporation's financial results for accounting purposes effective with the closing date. In conjunction with the acquisition, Caixa Bank agreed to a twenty year marketing alliance agreement in which Caixa Bank will refer customers to Comercia for payment processing services in Spain and provide sponsorship into the card networks. We funded the purchase with a combination of existing cash resources in Europe and borrowings on our Corporate Credit Facility. During fiscal 2011, we expensed acquisition costs of $1.0 million associated with this transaction. These costs were recorded in selling, general and administrative expenses in the accompanying consolidated statements of income. The results of operations of Comercia from the date of acquisition through the end of fiscal 2011 were not significant to our fiscal 2011 consolidated results of operations.

The purchase price of Comercia was determined by analyzing the historical and prospective financial statements. The results of operations of this business were not significant to our consolidated results of operations and accordingly, we have not provided pro forma information relating to this acquisition.

The following table summarizes the purchase price allocation (in thousands):

Goodwill	$	147,535
Customer-related intangible assets		96,100
Contract-based intangible assets		54,141
Working capital, net		8,476
Total assets acquired		306,252
Non-controlling interest		(132,738)
NET ASSETS ACQUIRED	**$**	**173,514**

The goodwill associated with the acquisition is deductible for tax purposes. The customer-related intangible assets have estimated amortization periods of 10 years. The contract-based intangible assets have estimated amortization periods of 20 years.

Other

During fiscal year 2011, we acquired contract-based and customer related intangible assets in our United States merchant services channel for $3.5 million. These intangible assets are being amortized on a straight-line basis over their estimated useful lives of 5 to 7 years.

Fiscal 2010

HSBC Merchant Services LLP

On June 12, 2009, we purchased the remaining 49% of HSBC Merchant Services LLP (the "LLP") from HSBC Bank plc ("HSBC UK") for $307.7 million in cash. We acquired our initial 51% majority ownership interest in the LLP on June 30, 2008 for which we paid HSBC UK $438.6 million. The purchase of the remaining 49% of the LLP was recorded as a reduction of redeemable noncontrolling interest. Accordingly, no additional value was ascribed to the assets of the LLP and there was no purchase price allocation for this transaction. As a result, our tax basis in the LLP exceeds our book basis and we recorded a deferred tax asset on the purchase date in the amount of $90.0 million with a corresponding increase to retained earnings. Additionally, the purchase of our 49% interest in the LLP is reflected as a financing cash outflow in our statement of cash flows because it was treated as an equity transaction.

On July 10, 2009, we entered into a term loan to pay down the credit facility used to purchase the remaining 49% interest in the LLP. Please see Note 7 - Long-term Debt and Credit Facilities for further information.

Greater Giving

On September 28, 2009, we completed the acquisition of Auctionpay, Inc. (currently referred to as Greater Giving), a provider of fully integrated payment processing and software solutions for fundraising activities for $22.0 million in cash. The purpose of this acquisition was to expand our direct acquiring business into a vertical market that, to date, is still heavily dependent on cash and check as the primary means of payment. The purchase price was determined by analyzing the historical and prospective financial statements. This business acquisition was not material to our consolidated financial statements and accordingly, we have not provided pro forma information relating to this acquisition.

The following table summarizes the purchase price allocation (in thousands):

Goodwill	$	11,827
Customer-related intangible assets		4,900
Contract-based intangible assets		1,200
Trademark		300
Property and equipment		4,815
Total assets acquired		23,042
Working capital, net		(201)
Liabilities		(841)
NET ASSETS ACQUIRED	**$**	**22,000**

None of the goodwill associated with the acquisition is deductible for tax purposes. The customer-related intangible assets have estimated amortization periods of 14 years. The contract-based intangible assets have estimated amortization periods of 2 years. The trademark has an estimated amortization period of 8 years.

HealthCard Systems

On April 21, 2010, we completed an asset purchase agreement with HealthCard Systems and NationalCard Processing Systems. Under the terms of the agreement we paid a total of $11.7 million. The purpose of this acquisition was to expand our merchant services portfolio in North America. The purchase price was determined by analyzing the historical and prospective financial statements. This business acquisition was not material to our consolidated financial statements and accordingly, we have not provided pro forma information relating to this acquisition.

The following table summarizes the purchase price allocation (in thousands):

Goodwill	$	5,838
Customer-related intangible assets		5,710
Contract-based intangible assets		120
NET ASSETS ACQUIRED	**$**	**11,668**

None of the goodwill associated with the acquisition is deductible for tax purposes. The customer-related intangible assets have estimated amortization periods of 7 years.

Other

On March 31, 2010, we acquired a contract-based intangible asset in our United States merchant services channel for $0.8 million. This intangible asset is being amortized on a straight-line basis over its estimated useful life of 5 years.

NOTE 4 Discontinued Operations

On May 26, 2010, we completed the disposition of our DolEx and Europhil-branded money transfer businesses to an affiliate of Palladium Equity Partners, LLC for $85.0 million. Under the terms of the sale and purchase agreement, we received net proceeds of $60.2 million ($85.0 million less $24.8 million remaining in the business at closing to fund associated settlement obligations), subject to final working capital adjustments.

The operating results of the money transfer segment have been reported as discontinued operations as follows:

(in thousands)		**Year Ended May 31, 2010**
Revenues	$	117,882
Operating income		7,724
Estimated loss on disposal		(24,567)
Other expense		(229)
Loss before income taxes		(17,072)
Income tax benefit		13,171
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	**$**	**(3,901)**

The loss on disposal included costs to sell of $1.5 million. The fiscal year 2010 income tax benefit included $15.7 million of tax benefits associated with the disposition. The impairment charge in fiscal year 2009 was not deductible for tax purposes. During fiscal year 2011, we paid Palladium $2.6 million in a settlement of working capital adjustments and recognized additional loss of $0.6 million for a total loss on disposal of $25.2 million.

NOTE 5 Property and Equipment

As of May 31, 2012 and 2011, property and equipment consisted of the following:

(in thousands)	Range of Useful Lives in Years	2012	2011
Land	N/A	$ 1,892	$ 2,298
Buildings	25-30	33,753	40,426
Equipment	2-5	185,742	175,446
Software	5-10	162,065	125,248
Leasehold improvements	5-15	11,965	11,583
Furniture and fixtures	5-7	5,307	5,278
Work in progress	N/A	67,035	43,692
		467,759	403,971
Less accumulated depreciation and amortization of property and equipment		161,911	147,670
		$ 305,848	$ 256,301

Depreciation and amortization expense of property and equipment was $48.4 million, $40.5 million, and $35.9 million for fiscal 2012, 2011and 2010, respectively.

NOTE 6 Goodwill and Intangible Assets

As of May 31, 2012 and 2011, goodwill and intangible assets consisted of the following:

(in thousands)	2012	2011
Goodwill	$ 724,687	$ 779,637
Other intangible assets:		
Customer-related intangible assets	$ 451,095	$457,226
Trademarks, finite life	7,996	8,659
Contract-based intangible assets	66,393	72,681
	525,484	538,566
Less accumulated amortization on:		
Customer-related intangible assets	214,285	181,372
Trademarks	4,868	4,138
Contract-based intangible assets	16,143	11,556
	235,296	197,066
	$ 290,188	$ 341,500

The following table discloses the changes in the carrying amount of goodwill for the years ended May 31, 2012 and 2011:

(in thousands)	North America merchant services	International merchant services	Total
Balance at May 31, 2010:	210,065	359,025	569,090
Accumulated impairment losses	—	—	—
	210,065	359,025	569,090
Goodwill acquired	—	147,535	147,535
Purchase price allocation adjustments	(30)	—	(30)
Effect of foreign currency translation	7,387	55,655	63,042
Balance at May 31, 2011	217,422	562,215	779,637
Accumulated impairment losses	—	—	—
	217,422	562,215	779,637
Goodwill acquired	—	9,362	9,362
Effect of foreign currency translation	(6,320)	(57,992)	(64,312)
Balance at May 31, 2012	211,102	513,585	724,687
Accumulated impairment losses	—	—	—
BALANCE AT MAY 31, 2012	**$ 211,102**	**$ 513,585**	**$ 724,687**

Customer-related intangible assets and contract-based intangible assets acquired during the year ended May 31, 2012 have weighted average amortization periods of 13.5 years and 10.0 years, respectively. Customer-related intangible assets and contract-based intangible assets acquired during the year ended May 31, 2011 have weighted average amortization periods of 9.9 years and 20.0 years, respectively. Amortization expense of acquired intangibles was $50.7 million, $41.7 million , and $32.8 million for fiscal 2012, 2011 and 2010, respectively.

The estimated amortization expense of acquired intangibles as of May 31, 2012 for the next five fiscal years, calculated using the exchange rate at the date of acquisition, is as follows (in thousands):

2013	$	47,488
2014		41,216
2015		34,267
2016		28,194
2017		24,583

NOTE 7 Long-Term Debt and Credit Facilities

Outstanding debt consisted of the following:

(in thousands)	May 31, 2012	May 31, 2011
Lines of credit:		
Corporate Credit Facility - long-term	$ 229,500	$ 183,975
Short-term lines of credit:		
United Kingdom Credit Facility	85,102	108,333
Hong Kong Credit Facility	54,564	73,554
Canada Credit Facility	20,033	18,725
Malaysia Credit Facility	12,844	17,743
Spain Credit Facility	17,241	17,646
Singapore Credit Facility	10,318	17,245
Philippines Credit Facility	6,336	9,736
Maldives Credit Facility	4,219	3,202
Macau Credit Facility	2,443	2,372
Sri Lanka Credit Facility	2,291	2,189
Total short-term lines of credit	215,391	270,745
Total lines of credit	444,891	454,720
Notes Payable	10,089	14,285
Term loans	73,396	155,759
TOTAL DEBT	$ 528,376	$ 624,764
Current portion	$ 291,811	$ 356,547
Long-term debt	236,565	268,217
TOTAL DEBT	$ 528,376	$ 624,764

Maturity requirements on outstanding debt are as follows (in thousands):

2013	$	291,811
2014		2,811
2015		2,568
2016		231,049
2017		137
TOTAL	$	528,376

Lines of Credit

The Corporate Credit Facility is available for general corporate purposes and to fund future strategic acquisitions. Our short-term line of credit facilities are used to fund settlement and, in some cases, to provide a source of working capital. For certain of our line of credit facilities, the maximum borrowing amount may exceed the stated credit limit by the amount of cash we have on deposit in specific accounts with the lender. Accordingly, the lines of credit balance may exceed the stated credit limit at any given point in time, when in fact the combined position is less than the credit limit. The total available incremental borrowings under our credit facilities at May 31, 2012 were $938.7 million, of which $370.5 million is available under our Corporate Credit Facility.

Our line of credit facilities consist of the following:

- Corporate—an unsecured five-year, $600.0 million revolving credit facility, which we refer to as the Corporate Credit Facility with a syndicate of financial institutions. The multi-currency facility expires in December 2015 and has a variable interest rate based on a market short-term interest rate plus a leverage based margin. In addition, the Corporate Credit Facility allows us to expand the facility size to $750.0 million by requesting additional commitments from new or existing lenders. The Corporate Credit Facility contains certain financial and non-financial covenants and events of default customary for financings of this nature.

  We plan to use the Corporate Credit Facility to support strategic growth initiatives and for general corporate purposes. As of May 31, 2012, interest rate on the credit facility was 1.7% and the aggregate outstanding balance was $229.5 million. The Corporate Credit Facility is included in long-term debt in the accompanying consolidated balance sheets because we are not contractually obligated to make repayments in the next twelve months.
- United Kingdom—a revolving credit facility with HSBC Bank, for up to £80.0 million to fund merchants prior to receipt of corresponding settlement funds from the card associations. This credit facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate was 2.0%. This facility is subject to annual review.
- Hong Kong—a revolving overdraft facility with HSBC Limited Hong Kong, for up to Hong Kong dollars 1.0 billion to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility is denominated in Hong Kong dollars and has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 0.9%. This facility is subject to annual review.
- Canada—a revolving credit facility, which we refer to as our Canada Credit Facility, with the Canadian Imperial Bank of Commerce, or CIBC. The Canada Credit Facility is a facility which consists of a line of credit of $25.0 million Canadian dollars. In addition, the Canada Credit Facility allows us to expand the size of the uncommitted facility to $50.0 million Canadian dollars and does not have a fixed term. This credit facility carries no termination date, but can be terminated by either party with advance notice. This credit facility has card association receivables and CIBC settlement related bank accounts as pledged collateral. This credit facility has a variable interest rate based on the Canadian dollar Interbank Offered Rate or prime rate plus a margin. As of May 31, 2012 the interest rate was 2.1%.
- Malaysia—a revolving overdraft facility with HSBC Bank Malaysia Berhad, for up to 90.0 million Malaysian Ringgits to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 3.4%. This facility is subject to annual review.
- Spain—a revolving credit facility with Caixa Bank, for up to €210.0 million to fund merchants prior to receipt of corresponding settlement funds from the card associations. This credit facility also allows borrowings in British Pound Sterling, Japanese Yen, and U.S. dollars, and has a variable short term interest rate plus a margin. As of May 31, 2012 the weighted interest rate was 0.8%. The term of the facility is through January 2013.
- Singapore—a revolving overdraft facility with HSBC Banking Corporation Limited, for up to 25.0 million Singapore dollars to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 0.9%. This facility is subject to annual review.
- Philippines—a revolving facility with HSBC Bank, Philippines, for up to 450.0 million Philippine Pesos and $2.5 million U.S. dollars to fund merchants prior to receipt of corresponding settlement funds from the card associations. The facility has variable short term interest rates plus a margin. As of May 31, 2012 the interest rates on the facility was 4.5% for the Philippines Pesos tranche and 0.7% for the U.S. dollars tranche. This facility is subject to annual review.
- Maldives—a revolving overdraft facility with HSBC Bank, Maldives, for up to $6.0 million to fund merchants prior to receipt of corresponding settlement funds from the card associations. This facility is denominated in U.S. dollars and has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the facility was 4.7%. This facility is subject to annual review.
- Macau—a revolving overdraft facility with HSBC Asia Pacific, for 40.0 million Macau Pataca to fund merchants prior to receipt of corresponding settlement funds from the card associations. In addition, the Macau Credit Facility allows us to expand the size of the uncommitted facility to 150.0 million Macau Pataca. This credit facility has a variable interest rate based on the lending rate stipulated by HSBC Asia Pacific, less a margin. As of May 31, 2012 the interest rate on the facility was 2.5%. This facility is subject to annual review.
- Sri Lanka—a revolving overdraft facility with HSBC Bank, Sri Lanka, for 650.0 million Sri Lankan Rupees in two tranches: one to fund merchants prior to receipt of corresponding settlement funds from the card associations and the other for general corporate purposes. The facility has a variable short term interest rate plus a margin. As of May 31, 2012 the interest rate on the two tranches of the facility was 13.2%. This facility is subject to annual review.
- National Bank of Canada—a revolving credit facility for up to $80.0 million Canadian dollars and $5.0 million U.S. dollars to provide certain Canadian merchants with same day value for their Canadian and U.S. dollar MasterCard credit card transactions and debit card transactions. This credit facility has a variable short term interest rate plus a margin. As of May 31, 2012 the facility was undrawn.
- Taiwan—a revolving overdraft facility for up to 1.5 billion Taiwan dollars to fund merchants prior to receipt of corresponding settlement funds from the card associations was entered into in April 2012. This credit facility has a variable short term interest rate plus a margin. As of May 31, 2012 the facility was undrawn.

Term Loans

As of May 31, 2012 we had $60.0 million outstanding under our five year unsecured $200.0 million term loan agreement with a syndicate of banks in the United States. The term loan bears interest, at our election, at the prime rate or LIBOR, plus a leverage based margin. As of May 31, 2012 the interest rate on the term loan was 1.2%. The term loan calls for quarterly principal payments of $15.0 million.

As of May 31, 2012 we had $13.4 million (£8.7 million) outstanding under a $300.0 million term loan agreement ($230.0 million and £43.5 million) with a syndicate of financial institutions. In December 2010, the entire balance of the U.S. dollar portion of the term loan was repaid by a borrowing on the Corporate Credit Facility, and the facility terms were amended. The term loan has a variable interest rate based on LIBOR plus a leverage based margin. As of May 31, 2012, the interest rate on the remaining British Pound Sterling portion of the term loan was 2.1%. We paid off this term loan on July 10, 2012.

Notes Payable

UCS, our subsidiary in the Russian Federation, has notes payable with a total outstanding balance of approximately $10.1 million at May 31, 2012. These notes have fixed interest rates ranging from 8.0% to 8.5% with maturity dates ranging from June 2012 through November 2016.

Compliance with Covenants

There are certain financial and non-financial covenants contained in our various credit facilities and term loans. Our term loan agreements include financial covenants requiring a leverage ratio no greater than 3.25 to 1.00 and a fixed charge coverage ratio no less than 2.50 to 1.00. We complied with these covenants as of and for the year ended May 31, 2012.

NOTE 8 Accounts Payable and Accrued Liabilities

As of May 31, 2012 and 2011, accounts payable and accrued liabilities consisted of the following:

(in thousands)	2012	2011
Trade accounts payable	$ 11,817	$ 20,053
Compensation and benefits	36,116	37,033
Third party processing expenses	10,578	14,254
Commissions to third parties	64,581	49,868
Accrued fees and assessment expenses	27,149	21,468
Transition services payable to HSBC UK, HSBC Asia Pacific and Comercia	17,920	25,489
Accrued processing system intrusion costs	79,666	—
Other	68,486	73,413
	$ 316,313	$ 241,578

NOTE 9 Income Tax

The provisions for income taxes for the fiscal years ended May 31 include:

(in thousands)	2012	2011	2010
Current tax expense:			
Federal	$ 52,875	$ 42,034	$ 37,151
State	2,989	2,597	1,561
Foreign	35,029	18,358	14,266
	90,893	62,989	52,978
Deferred tax (benefit) expense:			
Federal	(21,088)	17,849	23,240
State	(813)	(1,045)	1,933
Foreign	13,889	15,283	9,228
	(8,012)	32,087	34,401
Provision for income taxes	82,881	95,076	87,379
Tax allocated to noncontrolling interest in a taxable entity	(6,604)	(3,027)	(587)
NET INCOME TAX EXPENSE ATTRIBUTABLE TO GLOBAL PAYMENTS	**$ 76,277**	**$ 92,049**	**$ 86,792**

The following presents our income before income taxes on continuing operations for the fiscal years ended May 31:

(in thousands)	2012	2011	2010
Income before income taxes and noncontrolling interest - U.S.	$ 103,163	$ 177,345	$ 189,116
Income before income taxes and noncontrolling interest - Foreign	197,284	146,862	121,273
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**$ 300,447**	**$ 324,207**	**$ 310,389**

Our effective tax rates, as applied to income before income taxes on continuing operations for the years ended May 31, 2012, 2011, and 2010 respectively, differ from federal statutory rates as follows:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.5	0.3	0.8
Foreign income taxes	(6.3)	(3.8)	(3.3)
Foreign interest income not subject to tax	(2.2)	(2.7)	(1.9)
Tax credits and other	1.8	1.4	(1.0)
Effective tax rate attributable to Global Payments	28.8%	30.2%	29.6%
Noncontrolling interest	(1.2)	(0.9)	(1.4)
EFFECTIVE TAX RATE	**27.6%**	**29.3%**	**28.2%**

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. Deferred income taxes as of May 31, 2012 and 2011 reflect the impact of temporary differences between the amounts of assets and liabilities for financial accounting and income tax purposes. As of May 31, 2012 and 2011, principal components of deferred tax items were as follows:

(in thousands)	2012	2011
Deferred tax assets:		
Equity compensation	$ 11,888	$ 11,734
Bad debt expense	2,415	2,612
Foreign NOL carryforward	4,639	3,050
U.S. NOL carryforward	1,083	1,945
U.S. capital loss carryforward	19,905	19,886
Basis difference - UK business	92,802	100,646
Foreign Tax Credit	12,468	13,196
Processing system intrusion	24,361	—
Other Tax credits	1,731	1,731
	171,292	154,800
Less: valuation allowance	(26,090)	(28,629)
Net deferred tax asset	145,202	126,171
Deferred tax liabilities:		
Taxes on unremitted earnings and other	9,744	6,206
Foreign currency translation	30,745	37,452
Acquired intangibles	41,333	42,389
Prepaid expenses	2,632	3,330
Property and equipment	48,188	46,140
	132,642	135,517
Net deferred tax liability	12,560	(9,346)
Less: current net deferred tax asset	21,969	2,946
NET NONCURRENT DEFERRED TAX LIABILITY	**$ (9,409)**	**$ (12,292)**

The net deferred tax liability and asset is reflected on our consolidated balance sheets as follows:

(in thousands)	2012	2011
Non-current deferred income tax asset per balance sheet	$ 97,235	$ 104,140
Non-current deferred income tax liability per balance sheet	(106,644)	(116,432)
NET NON-CURRENT DEFERRED TAX LIABILITY	**$ (9,409)**	**$ (12,292)**

Undistributed earnings of $333.1 million from certain foreign subsidiaries are permanently invested abroad and will not be repatriated to the United States in the foreseeable future. In accordance with FASB guidance, because those earnings are considered to be indefinitely reinvested, no domestic federal or state deferred income taxes have been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the domestic federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes to our valuation allowance during the fiscal year ended May 31, 2012 and 2011 are summarized below (in thousands):

Valuation allowance at May 31, 2010	$	(22,406)
Allowance for net operating losses of foreign subsidiaries		(422)
Allowance for U.S. capital loss carryforward		(1,876)
Allowance for foreign tax credit carryforward		(3,701)
Other		(224)
Valuation allowance at May 31, 2011	$	(28,629)
Allowance for net operating losses of foreign subsidiaries		(1,012)
Release of allowance for foreign tax credit carryforward		3,686
Other		(135)
VALUATION ALLOWANCE AT MAY 31, 2012	**$**	**(26,090)**

Net operating loss carryforwards of foreign subsidiaries totaling $25.5 million and U.S. net operating loss carryforwards previously acquired totaling $2.9 million at May 31, 2012 will expire if not utilized between May 31, 2016 and May 31, 2029. Capital loss carryforwards of U.S. subsidiaries totaling $56.2 million will expire if not utilized by May 31, 2016. Tax credit carryforwards totaling $14.2 million at May 31, 2012 will expire if not utilized between May 31, 2016 and May 31, 2021.

Due to the June 12, 2009 acquisition of the remaining 49% interest from HSBC Merchant Services, LLP, our tax basis in the LLP exceeds our book basis and we recorded a deferred tax asset, currently valued at $92.8 million. Please see Note 3– Business and Intangible Asset Acquisitions for further information.

As of May 31, 2012, other long-term liabilities included liabilities for unrecognized income tax benefits of $45.6 million.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)		2012		2011		2010
Balance at the beginning of the year	$	37,197	$	20,750	$	10,313
Additions based on tax positions related to the current year		10,684		13,608		13,106
Additions for tax positions of prior years		118		287		151
Foreign currency impact for tax positions		(2,340)		2,741		(796)
Reductions for tax positions of prior years		(64)		(56)		(2,024)
Settlements with taxing authorities		—		(133)		—
BALANCE AT THE END OF THE YEAR	**$**	**45,595**	**$**	**37,197**	**$**	**20,750**

As of May 31, 2012, the total amount of gross unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.8 million. The amount of unrecognized tax benefits that will impact income tax during the upcoming fiscal year is insignificant.

We recognize accrued interest related to unrecognized income tax benefits in interest expense and accrued penalty expense related to unrecognized tax benefits in sales, general and administrative expenses. Interest and penalties recognized in the income statement were insignificant in fiscal years 2012, 2011 and 2010.

We conduct business globally and file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as the United States, United Kingdom and Canada. We are currently under audit for fiscal years ended May 31, 2010 and May 31, 2011 with the United States Internal Revenue Service. We are no longer subject to income tax examinations for years ended May 31, 2006 and prior.

NOTE 10 Shareholders' Equity

On August 8, 2011, our Board of Directors approved a share repurchase program that authorized the purchase of up to $100.0 million of Global Payments' stock in the open market at the current market price, subject to market conditions, business opportunities, and other factors. Under this authorization, we repurchased 2,290,059 shares of our common stock at a cost of $99.6 million, or an average of $43.49 per share, including commissions during fiscal 2012. This share repurchase program has concluded.

During the first quarter of fiscal 2011, we used the $13.0 million remaining under the authorization from our original share repurchase program initiated during fiscal 2007 to repurchase 344,847 shares of our common stock a cost of $13.0 million, or an average of $37.64 per share, including commissions.

During the fiscal year ended May 31, 2012 we determined that our presentation of share repurchases was at variance with Georgia incorporation law. Additionally, effective June 1, 2011, we elected to change our method of accounting for the retirement of repurchased shares. Please see Note 1– Summary of Significant Accounting Policies, *Correction of an error and change in accounting principle* for further information.

NOTE 11 Share-Based Awards and Options

As of May 31, 2012, we have awards outstanding under four share-based employee compensation plans. The fair value of share-based awards is amortized as compensation expense on a straight-line basis over the vesting period.

Non-qualified stock options and restricted stock have been granted to officers, key employees and directors under the Global Payments Inc. 2000 Long-Term Incentive Plan, as amended and restated (the "2000 Plan"), the Global Payments Inc. Amended and Restated 2005 Incentive Plan (the "2005 Plan"), an Amended and Restated 2000 Non-Employee Director Stock Option Plan (the "Director Plan"), and the Global Payments Inc. 2011 Incentive Plan (the "2011 Plan") (collectively, the "Plans"). There were no further grants made under the 2000 Plan after the 2005 Plan was effective and the Director Plan expired by its terms on February 1, 2011 so no further grants will be granted thereunder.

On September 27, 2011, we held our 2011 Annual Meeting of Shareholders (the "Annual Meeting"). At the Annual Meeting, our shareholders approved the 2011 Plan, a plan that permits grants of equity to employees, officers, directors and consultants. A total of 7.0 million shares of our common stock were reserved and made available for issuance pursuant to awards granted under the 2011 Plan. Effective with the adoption of the 2011 Plan, there will be no future grants under the 2005 Plan.

The following table summarizes the share-based compensation cost charged to income for (i) all stock options granted, (ii) our restricted stock program (including PRSUs and TSRs), and (iii) our employee stock purchase plan. The total income tax benefit recognized for share-based compensation in the accompanying statements of income is also presented.

	2012	2011	2010
Share-based compensation cost	$ 16.4	$ 15.9	$ 18.1
Income tax benefit	$ (6.0)	$ (5.5)	$ (6.3)

Stock Options

Stock options are granted at 100% of fair market value on the date of grant and have 10-year terms. Stock options granted vest one year after the date of grant in 25% increments over a four year period. The Plans provide for accelerated vesting under certain conditions. There were no options granted under the 2005 or 2011 Plans during the year ended May 31, 2012.

The following is a summary of our stock option activity as of and for the years ended May 31, 2012 and 2011:

	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(in millions)*
Outstanding at May 31, 2010	3,042	$ 31	4.9	32.7
Granted	325	38		
Forfeited	(200)	36		
Exercised	(714)	29		
Outstanding at May 31, 2011	2,453	32	5.1	45.9
Granted	—	—		
Forfeited	(51)	28		
Exercised	(254)	32		
Outstanding at May 31, 2012	2,148	34	4.1	20.7
Options vested and exercisable at May 31, 2012	1,770	$ 32	3.4	19.7
Options vested and exercisable at May 31, 2011	1,821	$ 31	4.0	38.5

The aggregate intrinsic value of stock options exercised during the fiscal years ended 2012, 2011 and 2010 was $4.4 million, $14.8 million and $30.1 million, respectively. We recognized compensation expense for stock options of $2.4 million, $2.9 million, and $4.4 million in the years ended May 31, 2012, 2011 and 2010, respectively. As of May 31, 2012, we had $2.8 million of total unrecognized compensation cost related to unvested options which we expect to recognize over a weighted average period of 1.0 years.

The weighted average grant-date fair values of each option granted in fiscal 2012, 2011, and 2010 under each plan are as follows:

	2012	2011	2010
2005 Plan	$ —	$ 11	$ 14
Director Plan	$ —	$ 12	$ 15

The fair value of each option granted was estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions for grants during the period:

	2012	2011	2010
2005 Plan:			
Risk-free interest rates	—	1.74%	2.72%
Expected volatility	—	31.96%	32.31%
Dividend yields	—	0.21%	0.21%
Expected lives	—	5 years	5 years
Director Plan:			
Risk-free interest rates	—	1.31%	2.24%
Expected volatility	—	31.96%	32.31%
Dividend yields	—	0.21%	0.21%
Expected lives	—	5 years	5 years

The risk-free interest rate is based on the yield of a zero coupon U.S. Treasury security with a maturity equal to the expected life of the option from the date of the grant. Our assumption on expected volatility is based on our historical volatility. The dividend yield assumption is calculated using our average stock price over the preceding year and the annualized amount of our current quarterly dividend. We based our assumptions on the expected lives of the options on our analysis of the historical exercise patterns of the options and our assumption on the future exercise pattern of options.

Restricted Stock

Shares and performance units awarded under the restricted stock program of the 2000 Plan and 2005 Plan are held in escrow and released to the grantee upon the grantee's satisfaction of conditions of the grantee's restricted stock agreement. The grant date fair value of restricted stock awards is based on the quoted fair market value of our common stock at the award date.

Certain executives are granted two different types of performance units under our restricted stock program. A portion of those performance units represent the right to earn 0% to 200% of a target number of shares of Global Payments stock depending upon the achievement level of certain performance measures during the grant year ("PRSUs"). The target number of PRSUs and the performance measures (at threshold, target, and maximum) are set by the Compensation Committee of our Board of Directors. PRSUs are converted to a time-based restricted stock grant only if the Company's performance during the fiscal year exceeds pre-established goals. The other portion of these performance units represent the right to earn 0% to 200% of target shares of Global Payments stock based on Global Payments' relative total shareholder return compared to peer companies over a three year performance period ("TSRs"). The target number of TSRs for each executive is set by our Compensation Committee and a monte carlo simulation is used to calculate the estimated share payout.

Grants of restricted awards are subject to forfeiture if a grantee, among other conditions, leaves our employment prior to expiration of the restricted period. New grants of restricted awards generally vest one year after the date of grant in 25% increments over a four year period, with the exception of TSRs which vest after a three year period.

The following table summarizes the changes in non-vested restricted stock awards for the years ended May 31, 2012 and 2011 (share awards in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Non-vested at May 31, 2010	713	$ 42
Granted	461	38
Vested	(259)	42
Forfeited	(46)	40
Non-vested at May 31, 2011	869	40
Granted	472	48
Vested	(321)	40
Forfeited	(79)	43
NON-VESTED AT MAY 31, 2012	**941**	**44**

The total fair value of share awards vested during the years ended May 31, 2012, 2011 and 2010 was $12.9 million, $10.8 million and $12.4 million, respectively.

We recognized compensation expense for restricted stock of $13.6 million, $12.5 million, and $12.1 million in the years ended May 31, 2012, 2011 and 2010, respectively. As of May 31, 2012, there was $29.3 million of total unrecognized compensation cost related to unvested restricted stock awards that is expected to be recognized over a weighted average period of 2.0 years.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which the sale of 2.4 million shares of our common stock has been authorized. Employees may designate up to the lesser of $25,000 or 20% of their annual compensation for the purchase of stock. The price for shares purchased under the plan is 85% of the market value on the last day of the quarterly purchase period. As of May 31, 2012, 1.0 million shares had been issued under this plan, with 1.4 million shares reserved for future issuance. We recognized compensation expense for the plan of $0.5 million in the years ended May 31, 2012, 2011 and 2010.

The weighted average grant-date fair value of each designated share purchased under this plan during the years ended May 31, 2012 , 2011 and 2010 was $7, $6 and $7 , respectively, which represents the fair value of the 15% discount.

NOTE 12 Supplemental Cash Flow Information

Supplemental cash flow disclosures and non-cash investing and financing activities for the years ended May 31, 2012, 2011, and 2010 are as follows:

(in thousands)	2012	2011	2010
Supplemental cash flow information:			
Income taxes paid, net of refunds	$ 74,199	$ 44,254	$ 72,649
Interest paid	$ 13,631	$ 15,537	$ 12,728
Accrued liability for repurchase of common stock	$ —	$ —	$ 1,920
Financing receivables:			
Investment in equipment for financing leases	$ —	$ (54)	$ (1,932)
Principal collections from customers - financing leases	2,565	2,116	1,753
NET DECREASE (INCREASE) IN FINANCING RECEIVABLES	**$ 2,565**	**$ 2,062**	**$ (179)**

NOTE 13 Noncontrolling Interests

The following table details the components of redeemable noncontrolling interests for the fiscal years ended 2012 and 2011:

(in thousands)	2012	2011
Beginning balance	$ 133,858	$ 102,672
Net income attributable to redeemable noncontrolling interest	11,601	9,592
Distributions to redeemable noncontrolling interest	(7,724)	—
Foreign currency translation adjustment	(2,742)	(10,826)
Increase in the maximum redemption amount of redeemable noncontrolling interest	9,429	32,420
ENDING BALANCE	**$ 144,422**	**$ 133,858**

For the fiscal years ended 2012 , 2011 and 2010, net income included in the consolidated statements of changes in shareholders' equity is reconciled to net income presented in the consolidated statements of income as follows:

(in thousands)	2012	2011	2010
Net income attributable to Global Payments	$ 188,161	$ 209,238	$ 203,317
Net income attributable to nonredeemable noncontrolling interests	17,804	9,326	8,029
Net income attributable to redeemable noncontrolling interest	11,601	9,592	7,763
NET INCOME	**$ 217,566**	**$ 228,156**	**$ 219,109**

NOTE 14 Segment Information

General Information

We operate in two reportable segments, North America Merchant Services and International Merchant Services. The merchant services segments primarily offer processing solutions for credit cards, debit cards, and check-related services.

Information about Profit and Assets

We evaluate performance and allocate resources based on the operating income of each segment. The operating income of each segment includes the revenues of the segment less those expenses that are directly related to those revenues. Operating overhead, shared costs and certain compensation costs are included in Corporate in the following table. Interest expense or income and income tax expense are not allocated to the individual segments. Lastly, we do not evaluate performance or allocate resources using segment asset data. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

Information on segments, including revenue by geographic distribution within segments, and reconciliations to consolidated revenues and consolidated operating income are as follows for the years ended May 31, 2012, 2011, and 2010:

(in thousands)	2012	2011	2010
Revenues:			
United States	$ 1,234,818	$ 1,031,997	$ 902,844
Canada	332,434	330,872	317,272
North America merchant services	1,567,252	1,362,869	1,220,116
Europe	489,300	359,567	315,023
Asia-Pacific	147,295	137,366	107,329
International merchant services	636,595	496,933	422,352
CONSOLIDATED REVENUES	**$ 2,203,847**	**$ 1,859,802**	**$ 1,642,468**
Operating income for segments:			
North America merchant services	$ 281,305	$ 268,233	$ 275,386
International merchant services	196,137	143,911	113,699
Corporate	(170,093)	(80,550)	(65,806)
CONSOLIDATED OPERATING INCOME	**$ 307,349**	**$ 331,594**	**$ 323,279**
Depreciation and amortization:			
North American merchant services	$ 35,479	$ 32,605	$ 26,221
International merchant services	60,462	48,104	40,564
Discontinued operations	—	—	1,363
Corporate	3,158	1,528	519
CONSOLIDATED DEPRECIATION AND AMORTIZATION	**$ 99,099**	**$ 82,237**	**$ 68,667**

Our results of operations and our financial condition are not significantly reliant upon any single customer.

The following is a breakdown of long-lived assets by geographic regions as of May 31, 2012 and 2011:

(in thousands)	2012	2011
United States	$ 352,419	$ 291,301
Canada	167,024	181,837
Europe	715,512	812,936
Asia-Pacific	85,592	91,364
Latin America	175	—
	$ 1,320,722	$ 1,377,438

NOTE 15 Commitments and Contingencies

Leases

We conduct a major part of our operations using leased facilities and equipment. Many of these leases have renewal and purchase options and provide that we pay the cost of property taxes, insurance and maintenance. Rent expense on all operating leases for fiscal 2012, 2011 and 2010 was $16.0 million, $14.0 million, and $32.8 million, respectively.

Future minimum lease payments for all noncancelable leases at May 31, 2012 were as follows:

		Operating Leases
2013	$	6,265
2014		8,873
2015		6,666
2016		5,684
2017		5,516
Thereafter		21,334
TOTAL FUTURE MINIMUM LEASE PAYMENTS	**$**	**54,338**

Legal

In addition to the class action lawsuit described in Note 2– Processing System Intrusion, we are party to a number of claims and lawsuits incidental to our business. In our opinion, the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, are not expected to have a material adverse impact on our financial position, liquidity or results of operations.

Taxes

We define operating taxes as taxes that are unrelated to income taxes, such as sales and property taxes. During the course of operations, we must interpret the meaning of various operating tax matters in the United States and in the foreign jurisdictions in which we do business. Taxing authorities in those various jurisdictions may arrive at different interpretations of applicable tax laws and regulations as they relate to such operating tax matters, which could result in the payment of additional taxes in those jurisdictions.

As of May 31, 2012 and 2011 we did not have a liability for operating tax items based on management's best estimate given our history with similar matters and interpretations of current laws and regulations.

BIN/ICA Agreements

In connection with our acquisition of merchant credit card operations of banks, we have entered into sponsorship or depository and processing agreements with certain of the banks. These agreements allow us to use the banks' identification numbers, referred to as Bank Identification Number ("BIN") for Visa transactions and Interbank Card Association ("ICA") number for MasterCard transactions, to clear credit card transactions through Visa and MasterCard. Certain of such agreements contain financial covenants, and we were in compliance with all such covenants as of May 31, 2012.

On June 18, 2010, CIBC provided notice that they would not renew the sponsorship for Visa in Canada after the initial ten year term. As a result, our Canadian Visa sponsorship expired in March 2011. We have filed an application with the Canadian regulatory authorities for the formation of a wholly owned loan company in Canada which would serve as our financial institution sponsor. While such application was pending, in March 2011, we obtained temporary direct participation in the Visa Canada system. This temporary status will expire on September 30, 2012. In the event the wholly owned loan company has not been approved by the expiration date and Visa is unwilling to extend our temporary status, we have entered into an agreement with a financial institution who is willing to serve as our sponsor.

Redeemable Noncontrolling Interest

We have a noncontrolling interest associated with our Asia-Pacific merchant services business. Global Payments Asia-Pacific, Limited, or GPAP, is the entity through which we conduct our merchant acquiring business in the Asia-Pacific region. We own 56% of GPAP and HSBC Asia Pacific owns the remaining 44%. The GPAP shareholders agreement includes provisions pursuant to which HSBC Asia Pacific may compel us to purchase, at the lesser of fair value or a net revenue multiple, additional GPAP shares from HSBC Asia Pacific (the "Put Option"). Beginning on the fifth anniversary of the closing of the acquisition (July 24, 2011), HSBC Asia Pacific may exercise the Put Option on each anniversary of the closing of the acquisition. HSBC Asia Pacific has not exercised the Put Option by the second exercisable date of July 24, 2012. By exercising the Put Option, HSBC Asia Pacific can require us to purchase, on an annual basis, up to 15% of the total issued shares of GPAP. Because the put option is not solely within our control, we have classified this interest as a redeemable noncontrolling interest and report the maximum total redemption amount in the mezzanine section of the consolidated balance sheet. We estimate the maximum total redemption amount of the redeemable noncontrolling interest under the Put Option would be $144.4 million as of May 31, 2012. In accordance with current accounting guidance, we have adjusted our redeemable noncontrolling interest to reflect the maximum redemption amount as of May 31, 2012 through retained earnings on our consolidated balance sheet.

On July 26, 2012, outside the terms of the put option, we agreed to purchase all of HSBC's interest in GPAP for $242.0 million. We expect to account for the purchase of the remaining 44% of GPAP as an equity transaction with a reduction of redeemable noncontrolling interest of $144.4 million and a reduction of retained earnings for $97.6 million.

NOTE 16 Quarterly Consolidated Financial Information (Unaudited)

Summarized quarterly results for the years ended May 31, 2012 and 2011 (in thousands, except per share data) are as follows:

	Quarter Ended			
	August 31	November 30	February 29	May 31
2012:				
Revenues	$ 542,771	$ 530,505	$ 533,539	$ 597,032
Operating income [1]	108,610	96,580	92,348	9,811
Income from continuing operations, net of tax	72,081	68,149	65,690	11,646
Net income attributable to Global Payments	63,974	61,181	57,920	5,086
Basic earnings per share	0.80	0.78	0.74	0.06
Diluted earnings per share	0.79	0.78	0.73	0.06

	Quarter Ended			
	August 31	November 30	February 28	May 31
2011:				
Revenues	$ 440,138	$ 443,526	$ 456,382	$ 519,754
Operating income	82,107	83,143	78,199	88,143
Income from continuing operations, net of tax	53,822	58,370	54,553	62,384
Income (loss) from discontinued operations, net of tax	(28)	(487)	(430)	(29)
Net income attributable to Global Payments	49,368	53,505	47,789	58,576
Basic earnings per share	0.62	0.67	0.60	0.73
Diluted earnings per share	0.61	0.67	0.59	0.72

(1) Includes processing system intrusion charges of $84.4 million in the quarter ended May 31, 2012.

NOTE 17 Subsequent Event

On July 26, 2012 we agreed to purchase all of HSBC's interest in GPAP for $242.0 million. We expect to account for the purchase of the remaining 44% of GPAP as an equity transaction with a reduction of redeemable noncontrolling interest of $144.4 million and a reduction of retained earnings for $97.6 million.

Schedule II Valuation & Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		1	2		
Description *(in thousands)*	Balance at Beginning of Year	Charged to Costs and Expenses	Acquired Balances	Uncollectible Accounts Write-Off	Balance at End of Year
Allowance for doubtful accounts					
May 31, 2010	553	1,688	—	1,972	269
May 31, 2011	269	848	—	645	472
May 31, 2012	472	165	—	105	532
Reserve for operating losses-Merchant card processing (1)					
May 31, 2010	3,507	9,593	—	7,290	5,810
May 31, 2011	5,810	6,010	—	8,718	3,102
May 31, 2012	3,102	8,848	—	9,625	2,325
Reserve for sales allowances-Merchant card processing (1)					
May 31, 2010	1,532	5,542	—	6,203	871
May 31, 2011	871	8,888	—	6,484	3,275
May 31, 2012	3,275	3,913	—	6,315	873
Reserve for operating losses-Check guarantee processing					
May 31, 2010	4,026	14,932	—	14,750	4,208
May 31, 2011	4,208	14,175	—	14,513	3,870
May 31, 2012	3,870	13,404	—	13,839	3,435

(1) Included in settlement processing obligations.

ITEM 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of May 31, 2012, management carried out, under the supervision and with the participation of our principal executive officer and principal financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of May 31, 2012, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

Our management team is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our management assessed the effectiveness of our internal control over financial reporting as of May 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. As of May 31, 2012, management believes that the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting, which is included in this annual report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, such risk.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting or in other factors that occurred during the quarter ended May 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B Other Information

None.

PART III

ITEM 10 Directors, Executive Officers of the Registrant and Corporate Governance

We incorporate by reference in this Item 10 information about our directors and our corporate governance contained under the headings "Certain Information Concerning the Nominees and Directors," "Other Information About the Board and its Committees" and information about compliance with Section 16(a) of the Securities and Exchange Act of 1934 by our directors and executive officers under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" from our proxy statement to be delivered in connection with our 2012 Annual Meeting of Shareholders to be held on September 19, 2012.

Set forth below is information relating to our executive officers. There is no family relationship between any of our executive officers or directors and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Our executive officers serve at the pleasure of our Board of Directors.

Name	Age	Current Position(s)	Position with Global Payments and Other Principal Business Affiliations
Paul R. Garcia	60	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors (since October 2002); Chief Executive Officer of Global Payments (since February 2001); Chief Executive Officer of NDC eCommerce (July 1999-January 2001); President and Chief Executive Officer of Productivity Point International (March 1997-September 1998); Group President of First Data Card Services (1995-1997); Chief Executive Officer of National Bancard Corporation (NaBANCO) (1989-1995).
Jeffrey Sloan	45	President	President, Global Payments Inc. (since June 2010); Partner, Goldman Sachs Group, Inc. (December 2004 - May 2010) ; Managing Director, Goldman Sachs Group, Inc. (December 2001 - November 2004); Vice President, Goldman Sachs Group, Inc. (September 1998 - November 2001).
David E. Mangum	46	Senior Executive Vice President, Chief Financial Officer	Senior Executive Vice President and Chief Financial Officer (since November 2008) of Global Payments; Executive Vice President of Fiserv Corp., which acquired CheckFree Corporation in December 2007, (December 2007 - August 2008); Executive Vice President and Chief Financial Officer of CheckFree Corporation (July 2000 to December 2007); Senior Vice President, Finance and Accounting of CheckFree Corporation (September 1999 - June 2000); Vice President, Finance and Administration, Managed Systems Division for Sterling Commerce, Inc. (July 1998 - September 1999)
Joseph C. Hyde	38	President - International	President - International (since November 2008); Executive Vice President and Chief Financial Officer (October 2005 - November 2008) of Global Payments; Senior Vice President of Finance of Global Payments (December 2001 - October 2005); Vice President of Finance of Global Payments (February 2001-December 2001); Vice President of Finance of NDC eCommerce (June 2000-January 2001); Associate, Alvarez & Marsal (1998-2000); Analyst, The Blackstone Group (1996-1998).
Daniel C. O'Keefe	46	Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer (since August 2008); Vice President of Accounting Policy and External Reporting of Global Payments (April 2008 - August 2008); Chief Accounting Officer of Ocwen Financial Corporation (November 2006 - April 2008); Vice President, Business Management of RBS Lynk (February 2005 - October 2006); Assistant Controller of Beazer Homes, USA Inc. (November 2002 - November 2005)
Morgan M. Schuessler	42	Executive Vice President and Chief Administrative Officer	Executive Vice President and Chief Administrative Officer (since November 2008); Executive Vice President, Human Resources and Corporate Communications of Global Payments (June 2007 - November 2008); Senior Vice President, Human Resources and Corporate Communications of Global Payments (June 2006 - June 2007); Senior Vice President, Marketing and Corporate Communications of Global Payments (October 2005 - June 2006); Vice President, Global Purchasing Solutions of American Express Company (February 2002 - February 2005).
Suellyn P. Tornay	51	Executive Vice President and General Counsel	Executive Vice President (since June 2004) and General Counsel for Global Payments Inc. (since February 2001); Interim General Counsel for NDCHealth (1999-2001); Group General Counsel, eCommerce Division of NDCHealth (1996-1999); Senior Attorney, eCommerce Division of NDCHealth (1987-1995); Associate, Powell, Goldstein, Frazer, & Murphy (1985-1987).

We have adopted a code of ethics that applies to our senior financial officers. The senior financial officers include our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller or persons performing similar functions. The code of ethics is available in the investor information section of our website at www.globalpaymentsinc.com, and as indicated in the section entitled "Where To Find Additional Information" in Part I to this Annual Report on Form 10-K.

ITEM 11 Executive Compensation

We incorporate by reference in this Item 11 the information relating to executive and director compensation contained under the headings "Other Information about the Board and its Committees," "Compensation and Other Benefits" and "Report of the Compensation Committee" from our proxy statement to be delivered in connection with our 2012 Annual Meeting of Shareholders to be held on September 19, 2012.

ITEM 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We incorporate by reference in this Item 12 the information relating to ownership of our common stock by certain persons contained under the headings "Common Stock Ownership of Management" and "Common Stock Ownership by Certain Other Persons" from our proxy statement to be delivered in connection with our 2012 Annual Meeting of Shareholders to be held on September 19, 2012.

The following table provides certain information as of May 31, 2012 concerning the shares of the Company's Common Stock that may be issued under existing equity compensation plans. For more information on these plans, see Note 11 to notes to consolidated financial statements.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:	2,148,065	$ 33.54	8,388,891 (1)
Equity compensation plans not approved by security holders:	—	—	—
TOTAL	**2,148,065**	**$ 33.54**	**8,388,891 (1)**

(1) Also includes shares of common stock available for issuance other than upon the exercise of an option, warrant or right under the Global Payments Inc. 2000 Long-Term Incentive Plan, as amended and restated, the Global Payments Inc. Amended and Restated 2005 Incentive Plan, Amended and Restated 2000 Non-Employee Director Stock Option Plan and the Global Payments Inc. 2011 Incentive Plan.

ITEM 13 Certain Relationships and Related Transactions and Director Independence

We incorporate by reference in this Item 13 the information regarding certain relationships and related transactions between us and some of our affiliates and the independence of our Board of Directors contained under the headings "Certain Relationships and Related Transactions" and "Other Information about the Board and its Committees" from our proxy statement to be delivered in connection with our 2012 Annual Meeting of Shareholders to be held on September 19, 2012.

ITEM 14 Principal Accounting Fees and Services

We incorporate by reference in this Item 14 the information regarding principal accounting fees and services contained under the section Ratification of the Reappointment of Auditors from our proxy statement to be delivered in connection with our 2012 Annual Meeting of Shareholders to be held on September 19, 2012.

PART IV

ITEM 15 Exhibits, Financial Statement Schedules

(a) 1. Consolidated Financial Statements

Our consolidated financial statements listed below are set forth in "Item 8-Financial Statements and Supplementary Data" of this report:

(a) 2. Financial Statement Schedules

All other schedules to our consolidated financial statements have been omitted because they are not required under the related instruction or are inapplicable, or because we have included the required information in our consolidated financial statements or related notes.

(a) 3. Exhibits

The following exhibits either (i) are filed with this report or (ii) have previously been filed with the SEC and are incorporated in this Item 15 by reference to those prior filings.

3.1	Amended and Restated Articles of Incorporation of Global Payments Inc., filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 31, 2001, File No. 001-16111, and incorporated herein by reference.
3.2	Fifth Amended and Restated By-laws of Global Payments Inc., filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 23, 2012, File No. 001-16111, and incorporated herein by reference.
4.1	Shareholder Protection Rights Agreement dated January 26, 2001 between Global Payments Inc. and SunTrust Bank, filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 1, 2001, File No. 001-16111, and incorporated herein by reference.
4.2	Form of certificate representing Global Payments Inc. common stock as amended, filed as Exhibit 4.4 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference.
10.1*	Employment Agreement for Paul R. Garcia, as amended, filed as Exhibit 10.13 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference.
10.2*	Amendment to Employment Agreement for Paul R. Garcia, filed as Exhibit 10.3 to the Registrant's Form 10-Q dated February 28, 2009, File No. 001-16111, and incorporated herein by reference
10.3*	Amended and Restated Employment Agreement for Joseph C. Hyde dated November 3, 2008, filed as Exhibit 10.6 to the Registrant's Form 10-Q dated February 28, 2009, File No. 001-16111, and incorporated herein by reference.
10.4*	Employment Agreement for Suellyn P. Tornay dated June 1, 2001, filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K dated May 31, 2004, File No. 001-16111, and incorporated herein by reference.
10.5*	Amendment to Employment Agreement for Suellyn P. Tornay dated June 1, 2001, filed as Exhibit 10.5 to the Registrant's Form 10-Q dated February 28, 2009, File No. 001-16111, and incorporated herein by reference.
10.6*	Amended and Restated 2000 Long-Term Incentive Plan, filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K dated May 31, 2003, File No. 001-16111, and incorporated herein by reference.
10.7*	First Amendment to Amended and Restated 2000 Long-Term Incentive Plan, dated March 28, 2007, filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K dated May 31, 2007, File No. 001-16111, and incorporated herein by reference.
10.8*	Second Amendment to Amended and Restated 2000 Long-Term Incentive Plan, dated December 15, 2008 filed as Exhibit 10.1 to the Registrant's Form 10-Q dated February 28, 2009, File No. 001-16111, and incorporated herein by reference.
10.9*	Third Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated June 1, 2004, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K dated May 31, 2007, File No. 001-16111, and incorporated herein by reference.
10.10*	Amendment to the Third Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated March 28, 2007 filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K dated May 31, 2007, File No. 001-16111, and incorporated herein by reference.
10.11*	Amended and Restated 2000 Employee Stock Purchase Plan filed as Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 dated January 16, 2001, File No. 001-16111, and incorporated herein by reference.
10.12*	Form of Global Payments Inc. Supplemental Executive Retirement Plan as amended, filed as Exhibit 10.12 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference.
10.13*	Third Amended and Restated Global Payments Inc. 2005 Incentive Plan, dated December 31, 2008 filed as Exhibit 10.2 to the Registrant's Form 10-Q dated February 28, 2009, File No. 001-16111, and incorporated herein by reference.
10.14*	Form of Performance Unit Award (U.S. Officers) pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.15*	Form of Performance Unit Award (Non-U.S. Officers) pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.16*	Form of Non-Statutory Stock Option Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.17*	Form of Non-Statutory Stock Option Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan (Hong Kong employees) filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.18*	Form of Non-Statutory Stock Option Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan (certain Asia-Pacific employees) filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.19*	Form of Restricted Stock Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.20*	Form of Stock-Settled Restricted Stock Unit Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference.
10.21	Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, dated November 19, 2004, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 23, 2004, File No. 001-16111 and incorporated herein by reference.
10.22	Amendment No. 1 dated November 18, 2005, to the Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 18, 2005, File No. 001-16111 and incorporated herein by reference.
10.23	Amendment No. 2 dated November 16, 2006, to the Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated November 17, 2006, File No. 001-16111 and incorporated herein by reference.
10.24	Amendment No. 3 dated July 21, 2009, to the Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein filed as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K dated May 31, 2009, File No. 001-16111, and incorporated herein by reference.

10.25	Credit Agreement dated as of November 16, 2006, among Global Payments Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and lenders named therein, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated November 17, 2006, File No. 001-16111 and incorporated herein by reference.
10.26	Amendment No. 1 dated as of May 23, 2008, to the Credit Agreement dated as of November 16, 2006, among Global Payments Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and lenders named therein filed as Exhibit 10.34 to the Registrant's Annual Report on Form 10-K dated May 31, 2009, File No. 001-16111, and incorporated herein by reference.
10.27	Asset Purchase Agreement with HSBC Bank plc dated June 17, 2008 filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K dated May 31, 2008, File No. 001-16111, and incorporated herein by reference.
10.28	First Amendment to Asset Purchase Agreement with HSBC Bank plc, dated June 12, 2009 filed as Exhibit 10.36 to the Registrant's Annual Report on Form 10-K dated May 31, 2009, File No. 001-16111, and incorporated herein by reference.
10.29	Term Loan Credit Agreement dated as of June 23, 2008, among Global Payments Inc., JPMorgan Chase, N.A., Wells Fargo Bank, N.A., Bank of America, N.A., Regions Bank and lenders named therein, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, Term Loan Credit Agreement dated as of June 23, 2008, File No. 001-16111 and incorporated herein by reference.
10.3	Form of Marketing Alliance Agreement with HSBC Bank plc dated June 30, 2008 filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K dated May 31, 2008, File No. 001-16111, and incorporated herein by reference.
10.31	First Amended and Restated Marketing Alliance Agreement with HSBC Bank plc, dated June 12, 2009 filed as Exhibit 10.39 to the Registrant's Annual Report on Form 10-K dated May 31, 2009, File No. 001-16111, and incorporated herein by reference.
10.32	Term Loan Credit Agreement dated as of July 10,2009, among Bank of America, N.A., Banc of America Securities LLC, Compass Bank, Toronto Dominion (New York) LLC, Bank of Tokyo-Mitsubishi UFJ Trust Company, SunTrust Bank, and U.S. Bank, N/A., and lenders named therein, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, Term Loan Credit Agreement dated as of June 23, 2008, File No. 001-16111 and incorporated herein by reference.
10.33	Instrument of Transfer with HSBC Bank plc dated June 12, 2009 filed as Exhibit 10.41 to the Registrant's Annual Report on Form 10-K dated May 31, 2009, File No. 001-16111, and incorporated herein by reference.
10.34	Stock Purchase Agreement dated as of November 18, 2009 filed as Exhibit 10.1 to the Registrant's Annual Report on Form 8-K dated November 18, 2009, File No. 001-16111, and incorporated herein by reference.
10.35	Amended and Restated Credit Agreement with exhibits and schedules among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, dated November 19, 2004, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.36	Term Loan Credit Agreement with exhibits and schedules dated as of June 23, 2008, among Global Payments Inc., JPMorgan Chase, N.A., Wells Fargo Bank, N.A., Bank of America, N.A., Regions Bank and lenders named therein, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.37	Term Loan Credit Agreement with exhibits and schedules dated as of July 10, 2009, among Bank of America, N.A., Banc of America Securities LLC, Compass Bank, Toronto Dominion (New York) LLC, Bank of Tokyo-Mitsubishi UFJ Trust Company, SunTrust Bank, and U.S. Bank, N/A., and lenders named therein, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.38	Revolving Credit Agreement with exhibits and schedules dated as of Credit Agreement dated December 7, 2010, among Global Payments Inc. and a syndicate of financial institutions, filed as Exhibit 10.4 to the to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.39*	Global Payments Inc. Annual Performance Plan (sub-plan to the Third Amended and Restated Global Payments Inc. 2005 Incentive Plan, dated December 31, 2008) dated August 29, 2011, filed as Exhibit 10.5 to the to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.40*	Form of the Performance Unit Award Agreement pursuant to the Third Amended and Restated Global Payments Inc. 2005 Incentive Plan, dated December 31, 2008, filed as Exhibit 10.6 to the to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.41*	Form of the Performance Unit Award Agreement (TSR) pursuant to the Third Amended and Restated Global Payments Inc. 2005 Incentive Plan, dated December 31, 2008, filed as Exhibit 10.7 to the to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.42*	Global Payments Inc. 2011 Non-Employee Director Compensation Plan (sub-plan to the Global Payments Inc. 2011 Incentive Plan, dated September 27, 2011) dated September 28, 2011, filed as Exhibit 10.8 to the to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111, and incorporated herein by reference.
10.43*	Global Payments Inc. 2011 Incentive Plan filed as Exhibit 99. to the Registrant's Registration Statement on Form S-8 dated September 27, 2011, File No. 001-16111, and incorporated herein by reference.
10.44*	Global Payments Inc. Amendment to Employment Agreement for Morgan M. Schuessler dated January 30, 2012, filed as Exhibit 10.9 to the to the Registrant's Quarterly Report on Form 10-Q dated February 29, 2012, File No. 001-16111, and incorporated herein by reference.
14	Code of Ethics for Senior Financial Officers, filed as Exhibit 14 to the Registrant's Annual Report on Form 10-K dated May 31, 2004, File No. 001-16111 and incorporated herein by reference.
18	Preferability Letter from Independent Registered Public Accounting Firm filed as Exhibit 18 to the Registrant's Quarterly Report on Form 10-Q dated February 28, 2006, File No. 001-16111 and incorporated herein by reference.
21**	List of Subsidiaries
23.1**	Consent of Independent Registered Public Accounting Firm
31.1**	Rule 13a-14(a)/15d-14(a) Certification of CEO
31.2**	Rule 13a-14(a)/15d-14(a) Certification of CFO
32**	CEO and CFO Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

* *Compensatory management agreement.*

** *Filed with this report.*

(b) Exhibits

See the "Index to Exhibits" on page 77.

(c) Financial Statement Schedules

See Item 15(a) (2) above.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Global Payments Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 27, 2012.

GLOBAL PAYMENTS INC.	
By:	/s/ PAUL R. GARCIA **Paul R. Garcia** *Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)*
By:	/s/ DAVID E. MANGUM **David E. Mangum** *Senior Executive Vice President, Chief Financial Officer (Principal Financial Officer)*
By:	/s/ DANIEL C. O'KEEFE **Daniel C. O'Keefe** *Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Global Payments Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ PAUL R. GARCIA **Paul R. Garcia**	*Chairman of the Board*	July 27, 2012
/S/ WILLIAM I JACOBS **William I Jacobs**	*Lead Director*	July 27, 2012
/S/ EDWIN H. BURBA, JR. **Edwin H. Burba, Jr.**	*Director*	July 27, 2012
/S/ ALEX W. (PETE) HART **Alex W. (Pete) Hart**	*Director*	July 27, 2012
/S/ RAYMOND L. KILLIAN **Raymond L. Killian**	*Director*	July 27, 2012
/S/ RUTH ANN MARSHALL **Ruth Ann Marshall**	*Director*	July 27, 2012
/S/ ALAN M. SILBERSTEIN **Alan M. Silberstein**	*Director*	July 27, 2012
/S/ MICHAEL W. TRAPP **Michael W. Trapp**	*Director*	July 27, 2012
/S/ GERALD J. WILKINS **Gerald J. Wilkins**	*Director*	July 27, 2012

Index to Exhibits

Exhibit Numbers	Description
21	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a)/15d-14(a) Certification of CEO
31.2	Rule 13a-14(a)/15d-14(a) Certification of CFO
32.1	CEO and CFO Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 21 List of Subsidiaries

Global Payments Inc. has the following subsidiaries and ownership interests.

Name	Jurisdiction of Organization
Comercia Global Payments Entidad de Pago, S.L.	Spain (1)
DolEx Belgium, S.P.R.L.	Belgium
DolEx Europe, S.L.	Spain
Equifax Credit Services, LLC	Russian Federation (2)
Global Payment Holding Company	Delaware
Global Payment Systems Asia-Pacific (Malaysia) Sdn. Bhd.	Malaysia
Global Payment Systems LLC	Georgia
Global Payment Systems of Canada, Ltd.	Canada
Global Payments Acquisition Corp. 1 B.V.	Netherlands
Global Payments Acquisition Corp. 2 B.V.	Netherlands
Global Payments Acquisition Corp. 3 B.V.	Netherlands
Global Payments Acquisition Corp. 4 B.V.	Netherlands
Global Payments Acquisition Corporation 2 S.á.r.l.	Luxembourg
Global Payments Acquisition Corporation 3 S.á.r.l.	Luxembourg
Global Payments Acquisition Corporation 4 S.á.r.l.	Luxembourg
Global Payments Acquisition PS 1 C.V.	Netherlands
Global Payments Acquisition PS 2 C.V.	Netherlands
Global Payments Acquisition PS1—Global Payments Direct S.e.n.c.	Luxembourg
Global Payments Asia-Pacific (Hong Kong) Limited	Hong Kong (3)
Global Payments Asia-Pacific (Hong Kong Holding) Limited	Hong Kong
Global Payments Asia-Pacific India Private Limited	India
Global Payments Asia-Pacific Lanka (Private) Limited	Sri Lanka
Global Payments Asia-Pacific Limited	Hong Kong
Global Payments Asia-Pacific Philippines Incorporated	Philippines
Global Payments Asia-Pacific Processing Company Limited	Hong Kong
Global Payments Asia-Pacific (Shanghai) Limited	People's Republic of China
Global Payments Asia-Pacific (Singapore) Private Limited	Singapore
Global Payments Asia-Pacific (Singapore Holding) Private Limited	Singapore
GP Asia-Pacific (Macau) Limited	Macau
Global Payments Canada GP	Canada
Global Payments Canada Inc.	Canada
Global Payments Card Processing Malaysia Sdn. Bhd	Malaysia
Global Payments Check Recovery Services, Inc.	Georgia
Global Payments Check Services, Inc.	Illinois
Global Payments Comerica Alliance, LLC	Delaware (4)
Global Payments Direct, Inc.	New York
Global Payments Europe, s.r.o.	Czech Republic
Global Payments Gaming Canada, Inc.	Canada
Global Payments Gaming International, Inc.	Georgia
Global Payments Gaming Services, Inc.	Illinois

Name	Jurisdiction of Organization
Global Payments Process Centre Inc.	Philippines
Global Payments Singapore Private Limited	Singapore
Global Payments South America, Brasil—Servicos De Pagamentos Ltda.	Brazil
Global Payments UK Ltd.	United Kingdom
Global Payments UK 2 Ltd.	United Kingdom
GP Finance, Inc.	Delaware
GPC Financial Corporation	Canada
GPS Holding Limited Partnership	Georgia
GPUK LLP	United Kingdom
Greater Giving, Inc.	Delaware
HSBC Merchant Services LLP	United Kingdom
HSBC Merchant Services Limited	Malta
Merchant Services U.S.A., Inc.	North Carolina
Modular Data, Inc.	Delaware
NDC Holdings (UK) Ltd.	Georgia
NDPS Holdings, Inc.	Delaware
OOO UCS—Terminal	Russian Federation
Sabir Invest, S.L.U.	Spain
Společnost pro informační databáze, a.s.	Czech Republic
United Card Service Private Company	Russian Federation

(1) Comercia Global Payments Entidad de Pago, S.L. has a shareholder unrelated to Global Payments Inc. which owns a 49% noncontrolling interest.

(2) Equifax Credit Services LLC has two members unrelated to Global Payments Inc. which collectively own more than 50% interest.

(3) Global Payments Asia-Pacific (Hong Kong) Limited has a shareholder unrelated to Global Payments Inc. which owns a 44% noncontrolling interest.

(4) Global Payments Comerica Alliance, LLC has members unrelated to Global Payments Inc. which collectively own a 49% noncontrolling interest.

EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-169436 and 333-177026 on Form S-8 of our reports dated July 27, 2012, relating to (i) the consolidated financial statements and financial statement schedule of Global Payments Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes explanatory paragraphs regarding (1) the Company's announcement that it identified and reported unauthorized access into its processing system and (2) the change in accounting method for the retirement of repurchased shares), and (ii) the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended May 31, 2012.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 27, 2012

EXHIBIT 31.1 Certification Pursuant to Rule 13A-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Paul R. Garcia, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Global Payments Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ PAUL R. GARCIA
Paul R. Garcia
Chief Executive Officer
Date: July 27, 2012

EXHIBIT 31.2 Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David E. Mangum, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Global Payments Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ DAVID E. MANGUM

David E. Mangum

Chief Financial Officer

Date: July 27, 2012

EXHIBIT 32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Global Payments Inc. on Form 10-Q for the period ended August 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Paul R. Garcia, Chief Executive Officer of Global Payments Inc. (the "Company"), and David E. Mangum, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ PAUL R. GARCIA
Paul R. Garcia
Chief Executive Officer
Global Payments Inc.
July 27, 2012

By: /s/ DAVID E. MANGUM
David E. Mangum
Chief Financial Officer
Global Payments Inc.
July 27, 2012

A signed original of this written statement required by Section 906 has been provided to Global Payments Inc. and will be retained by Global Payments Inc. and furnished to the Securities and Exchange Commission upon request.

COMPANY OVERVIEW

Global Payments Inc. (NYSE: GPN) is a leading provider of electronic transaction processing services for merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, Europe and the Asia-Pacific region. Global Payments, a Fortune 1000 company, offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic check conversion and check guarantee, verification and recovery including electronic check services, as well as terminal management. Visit www.globalpaymentsinc.com for more information about the company and its services.



$1,642.5
$1,859.8
$2,203.8
$358.6
$388.4
$457.8
$2.80
$3.08
$3.53
$3,350.5
$2,688.1
$1,337.8
$1,300.9
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'12
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Revenues[1] in millions
Cash Operating Income[1] in millions
Cash Diluted Earnings Per Share[1]
Total Assets in millions
Total Equity in millions

Refer to our Annual Report on Form 10-K and our earnings press releases on Form 8-K, which are filed with the U.S. Securities and Exchange Commission (SEC) and also available on our website, in conjunction with these footnotes for additional explanations of our adjustments to results of operations in accordance with accounting principles generally accepted in the United States (GAAP).

[1] As a result of our disposition of the money transfer business in 2010 and its related classification as a discontinued operation, all amounts are presented on a continuing basis. Operating income and diluted earnings per share (EPS) represent continuing operations and are on a cash basis excluding both one-time charges and acquisition-related intangible amortization and the related tax effects. Operating income excludes acquisition-related intangible amortization, employee termination benefits and other charges of $35.3 million, $56.9 million and $66.0 million in the fiscal years ended May 31, 2010, 2011 and 2012 respectively. For the fiscal year May 31, 2012, operating income also excludes $84.4 million in charges related to the processing system intrusion.

On a GAAP basis, operating income was $323.3 million, $331.6 million and $307.3 million for the years ended May 31, 2010, 2011 and 2012 respectively. Diluted EPS from continuing operations on a GAAP basis was $2.52, $2.61 and $2.37 for fiscal years ended May 31, 2010, 2011 and 2012 respectively.

SHAREHOLDER INFORMATION

Annual Report on Form 10-K

Included with this Annual Report to Shareholders is a copy of the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2012, as filed with the Securities and Exchange Commission (SEC). Additional copies of the Company's Form 10-K can be accessed from our Investor Relations page at www.globalpaymentsinc.com or will be sent to shareholders free of charge upon written request to:

Investor Relations Department, Global Payments Inc.
10 Glenlake Parkway N.E., North Tower, Atlanta, Georgia 30328, 770.829.8234

For general information regarding Global Payments Inc., see our website at www.globalpaymentsinc.com or contact us at the following address:

Global Payments Inc.
10 Glenlake Parkway N.E., North Tower, Atlanta, Georgia 30328, 800.560.2960

NYSE and SEC Certifications

The Company has filed with the New York Stock Exchange (NYSE) its Annual CEO Certification for 2011 regarding compliance with the NYSE corporate governance listing standards. The Company has also filed, as Exhibits to its Annual Report on Form 10-K for the fiscal year ended May 31, 2012, the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

Annual Meeting

The Annual Meeting of Shareholders will be held at 11:00 a.m., September 19, 2012, at the offices of Global Payments Inc., 10 Glenlake Parkway N.E., North Tower, Atlanta, Georgia 30328.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP

General Counsel

Suellyn P. Tornay

Transfer Agent

Computershare Investor Services, N.A.
250 Royall Street, Canton, MA 02021, 800.568.3476

Market Price and Dividend Information

Global Payments Inc. common stock is listed on the NYSE under the ticker symbol "GPN." The high and low sales prices and dividend paid per share of the Company's common stock for each quarter during fiscal 2012 were as follows:

Fiscal 2012	High	Low	Dividend Per Share
First Quarter	$52.75	$41.02	$0.02
Second Quarter	$47.70	$38.26	$0.02
Third Quarter	$52.55	$43.69	$0.02
Fourth Quarter	$53.93	$41.19	$0.02

The number of shareholders of record of our common stock as of July 16, 2012 was 2,248.

globalpayments

FORTUNE WORLD'S MOST ADMIRED COMPANIES 2012

FORTUNE 1000 2012

Global Payments Inc. | 10 Glenlake Parkway N.E. | North Tower | Atlanta, Georgia 30328 | 800.560.2960 | **globalpaymentsinc.com**